Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. 2021 ANNUAL RESULTS ANNOUNCEMENT The Board of Directors (the “Board”) of Guangshen Railway Company Limited (the “Company”) is pleased to announce the audited results of the Company and its subsidiaries for the year ended 31 December 2021. This announcement, containing the full text of the 2021 Annual Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) in relation to information to accompany preliminary announcement of annual results. Both the Chinese and English versions of this results announcement are available on the website of the Company (www.gsrc.com) and the HKEXnews website of the Hong Kong Stock Exchange (www.hkexnews.hk). The Company’s 2021 Annual Report will be dispatched to holders of H shares and published on the website of the Company and the HKEXnews website of the Hong Kong Stock Exchange in due course. By Order of the Board Wu Yong Chairman Shenzhen, the PRC 30 March 2022 As at the date of this announcement, the Board consists of： Executive Directors Non-executive Directors Independent Non-executive Directors Wu Yong Guo Jiming Frederick Ma Si-Hang Hu Lingling Hu Dan Tang Xiaofan

Important Notice

1. **The board of directors ("Director(s)") of the Company (the "Board"), the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that the contents of this annual report are true, accurate and complete, and there are no misrepresentations, misleading statements or material omissions in this annual report, and jointly and severally accept the related legal responsibility.**

2. **All Directors of the Company attended the meeting of the Board to consider this annual report.**

3. **PricewaterhouseCoopers issued an audit report for the Company with standardized and unqualified audit opinions.**

4. **Wu Yong, Chairman of the Board of the Company, Hu Lingling, General Manager, Luo Xinpeng, Chief Accountant, and Liu Qiyi, Chief of Finance Department hereby warrant that the financial statements contained in this annual report are true, accurate and complete.**

5. **Plan for profits distribution for the reporting period or plan for Common Reserve Capitalization approved by the Board through resolution**

   In consideration of both the Company's profitability in the past two years and the capital requirements for maintaining the normal operation of the Company, the Board of the Company proposed not to make profit distribution or capitalize capital reserve into share capital for 2021. This proposal has been considered and approved at the eleventh meeting of the ninth session of Board of the Company, and is subject to consideration and approval at the 2021 Annual General Meeting of the Company.

6. **Declaration of risks with respect to forward-looking statements**

   Forward-looking statements, including future plans and development strategies contained in this annual report, do not constitute any actual commitments to the investors of the Company. Investors are advised to consider the risks.

7. **Is there any non-regular appropriation of the Company's fund by its controlling shareholders and their related parties?**

   No

8. **Is there any violation of the decision-making procedures with respect to the provision of external guarantee by the Company?**

   No

9. **Whether more than half of the directors cannot guarantee the authenticity, accuracy and completeness of the annual report disclosed by the Company**

   No

10. **Notice of Material Risks**

    This annual report contains details of future potential risks. Please read "Potential risks" in the chapter "Report of the Directors (Including Management Discussion and Analysis)" for details.

目錄TABLE OF CONTENTS

Chapter 1 Definitions 004 Chapter 2 Company Profile and Major Financial 006 Indicators Chapter 3 Report of the Directors (Including 011 Management Discussion and Analysis) Chapter 4 Corporate Governance 034 Chapter 5 Environmental and Social 074 Responsibilities Chapter 6 Matters of Importance 075 Chapter 7 Changes in Shares Capital and 084 Particulars of Shareholders Chapter 8 Information Regarding Preference 091 Shares Chapter 9 Information Regarding Bonds 092 Chapter 10 Financial Statements 093List Available of Documents for I. Accounting statements signed and sealed by the chairman, general manager, Inspection chief accountant and financial director of the Company; II. The original audit report with the seal of the accounting firm and the signature and seal of the certified public accountant; III. The originals of all corporate documents and announcements publicly disclosed during the reporting period; IV. Annual reports published in the stock markets in Shanghai and the U.S. (Form 20-F).Place to maintain such documents: Board secretariat of the Company

Chapter 1

Definitions

In this report, unless the context otherwise requires, the expressions stated below will have the following meanings:

Company	Guangshen Railway Company Limited
Reporting period, this period, this year	12 months from 1 January to 31 December 2021
Same period last year	12 months from 1 January to 31 December 2020
A Share(s)	Renminbi-denominated ordinary share(s) of the Company with a par value of RMB1.00 issued in the PRC and listed on the SSE for subscription in Renminbi
H Share(s)	Overseas listed foreign share(s) of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the SEHK for subscription in Hong Kong dollars
ADS(s)	U.S. dollar-denominated American Depositary Shares representing ownership of 50 H Shares issued by trustees in the United States under the authorization of the Company
PRC	The People's Republic of China
CSRC	The China Securities Regulatory Commission
SSRB	The Shenzhen Securities Regulatory Bureau of the China Securities Regulatory Commission
SSE	The Shanghai Stock Exchange
SEHK	The Stock Exchange of Hong Kong Limited
SFO	The Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
Listing Rules	The Rules Governing the Listing of Securities on SEHK and/or the listing rules of SSE (as the case may be)
Articles	The Articles of Association of the Company
Company Law	The Company Law of the PRC
Securities Law	The Securities Law of the PRC
CSRG	China State Railway Group Co., Ltd.
GRGC	China Railway Guangzhou Group Co., Ltd., the largest shareholder of the Company

004 – 005

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

GZIR	Guangdong Guangzhu Intercity Rail Transportation Company Limited
WGPR	Wuhan-Guangzhou Passenger Railway Line Co., Ltd.
GSHER	Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited
GZR	Guangzhou-Zhuhai Railway Company Limited
XSR	Xiamen-Shenzhen Railway Company Limited
GDR	Guangdong Railway Company Limited
GGR	Guiyang-Guangzhou Railway Company Limited
NGR	Nanning-Guangzhou Railway Company Limited
PRDIR	Guangdong Pearl River Delta Inter-city Railway Traffic Company Limited
MZR	MaoZhan Railway Company Limited
SMR	Guangdong Shenmao Railway Company Limited
MSR	Guangdong Meizhou-Shantou Passenger Railway Line Company Limited
GSR	Ganzhou-Shenzhen Railway (Guangdong) Company Limited

Chapter 2

Company Profile and Major Financial Indicators

I. GENERAL INFORMATION OF THE COMPANY

(1) Company Information

Chinese name	廣深鐵路股份有限公司
Chinese name abbreviation	廣深鐵路
English name	Guangshen Railway Company Limited
Legal representative of the Company	Wu Yong

(2) Contact Person and Contact Information

	Company Secretary	*Representative of Securities Affairs*
Name	Tang Xiangdong	Deng Yanxia
Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Tel.	(86) 755-25588150	(86) 755-25588150
Fax.	(86) 755-25591480	(86) 755-25591480
E-mail	ir@gsrc.com	ir@gsrc.com

(3) Basic Information

Registered Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Change of Registered Address in the Past	None
Place of Business	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Postal Code of the Place of Business	518010
Company Website	http://www.gsrc.com
E-mail	ir@gsrc.com

(4) Places for Information Disclosure and Reserve Address

Names and websites of the newspapers for the disclosure of annual reports by the Company	China Securities Journal: https://www.cs.com.cn Securities Times: http://www.stcn.com Shanghai Securities News: https://www.cnstock.com Securities Daily: http://www.zqrb.cn
Websites of stock exchanges for the disclose of annual reports by the Company	SSE: http://www.sse.com.cn SEHK: http://www.hkexnews.hk U.S. Securities and Exchange Commission: https://www.sec.gov
Reserve address of annual report	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

(5) Share Information of the Company

Type of Shares	Stock Exchange	Stock Short Name	Stock Code
A Shares	SSE	廣深鐵路	601333
H Shares	SEHK	GUANGSHEN RAIL	00525
ADS (note)	—	—	GSHHY

Note: From 22 October 2021, the ADSs of the Company were no longer traded on the over-the-counter (OTC) market in the U.S.

(6) Other Relevant Information

Auditor engaged by the Company (Domestic)	Name	PricewaterhouseCoopers Zhong Tian LLP
	Office Address	11/F PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai, China
	Name of signing auditors	Yao Wenping, Liu Jingping
Auditor engaged by the Company (Overseas)	Name	PricewaterhouseCoopers
	Office Address	22nd Floor, Prince' s Building, Central, Hong Kong
Legal advisor as to PRC law	Name	Jia Yuan Law Offices
	Office Address	Room 2511, Rongchao Economic and Trade Center, No. 4028, Jintian Road, Futian District, Shenzhen
Legal advisor as to Hong Kong law	Name	Jingtian & Gongcheng
	Office Address	32/F, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Central, Hong Kong
Legal advisor as to United States law	Name	DLA Piper
	Office Address	17/F, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Central, Hong Kong
Registrar for A Shares	Name	China Securities Depository and Clearing Corporation Limited Shanghai Branch
	Office Address	36th Floor, China Insurance Building, No. 166, Lujiazui East Road, Pudong New District, Shanghai
Registrar for H Shares	Name	Computershare Hong Kong Investor Services Limited
	Office Address	Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen' s Road East, Wan Chai, Hong Kong
Depository	Name	JPMorgan Chase Bank, N.A.
	Office Address	13th Floor, No. 4 New York Plaza, New York, USA
Principal banker	Name	Construction Bank of China Shenzhen Branch Jiabin Road Sub-branch
	Office Address	1st to 4th Floors, Jinwei Building, Jiabin Road, Shenzhen, China

II. COMPANY PROFILEOn 6 March 1996, the Company was registered and established in Shenzhen, the PRC in accordance with the Company Law.In May 1996, the Company issued H Shares and ADSs in Hong Kong and the United States, respectively. In December 2006, the Company issued A Shares in Shanghai. In January 2007, the Company used the proceeds from the issue of A Shares to acquire the railway of Guangzhou-Pingshi section, taking the coverage of the Company’s operations into the national trunk line networks. So far, the Company is the only PRC railway transportation enterprise which has issued securities in Shanghai, Hong Kong and the United States.The Company is mainly engaged in the railway passenger and freight transportation businesses, the Hong Kong Through Train passenger services in cooperation with MTR Corporation Limited, and management services for commissioned transportation for other railway companies in the PRC. The Company is also engaged in the provision of integrated services in relation to railway facilities and technology, commercial trading and other industrial businesses that are consistent with the Company’s objectives.The Shenzhen-Guangzhou-Pingshi Railway, which is operated solely and independently by the Company, runs 481.2 kilometers long and connects the entire Guangdong Province vertically. The Guangzhou-Pingshi Railway is the southern part of Beijing-Guangzhou Railway, forming an aorta connecting northern and southern China; whereas the Guangzhou-Shenzhen Railway is one of the two railway passways from mainland China to Hong Kong, linking with the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou and Pinghu-Yantian lines, as well as with the Xiamen-Shenzhen Railway, Guangzhou-Dongguan-Shenzhen Intercity Railway, Ganzhou-Shenzhen Railway and the East Rail Line in Hong Kong, which form a key integral part of the railway transportation network in the PRC.Passenger transportation, which is the most important transportation business segment of the Company, includes the transportation businesses of Guangzhou-Shenzhen inter-city trains (including Guangzhou East to Chaozhou-Shantou cross-network electric multiple unit (“EMU”) trains), long-distance trains and Hong Kong Through Trains. The Company adopts an “as-frequent-as-buses” operation for Guangzhou-Shenzhen inter-city trains, meaning that one pair of China Railway High-speed Trains are dispatched every 10 minutes on average during peak hours between Guangzhou and Shenzhen. The through trains passing through Hong Kong, jointly operated by the Company and MTR Corporation Limited, are an important means of transportation for travelling between Guangzhou and Hong Kong. The Company operates a number of long-distance trains running from and to Guangzhou and Shenzhen, linking with most of the provinces, autonomous regions and municipals across the nation.008 009

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

Freight transportation is an important transportation business segment of the Company. The Company is not only well-equipped with comprehensive freight facilities which enable the efficient transportation of full load cargos, single load cargos, containers, bulky and heavy cargos, dangerous goods, perishable goods and oversized cargos, but also operates rail lines which are closely connected to major ports in Guangzhou and Shenzhen and are at the same time connected to several large industrial zones, logistics zones, and plants and mining enterprises in the Pearl River Delta region via railroad sidings. The major market of the Company's freight transportation business is domestic mid-to-long-distance transportation, which is also an aspect that the Company enjoys competitive advantages in.

Railway operation services are one of the extended passenger and freight transportation services that the Company has expanded since the commencement of operation of WGPR in December 2009. So far, the Company has provided this service to WGPR, GZIR, GSHER, GZR, XSR, GDR, NGR, GGR, PRDIR, MZR, SMR, MSR and GSR, where such railway operation service has also become a new area of business growth for the Company. With the successive completion and commencement of operation of a series of high-speed railways and inter-city railways in the "Guangdong-Hong Kong-Macau Greater Bay Area", the geographical coverage of the Company's railway operation services will be further expanded.

III. MAJOR ACCOUNTING DATA AND FINANCIAL INDICATORS FOR THE PAST FIVE YEARS

(Unit: RMB thousand)

Income items	2021	2020	Year-on-year increase/ decrease (%)	2019	2018	2017
Total revenue	20,206,157	16,349,366	23.59	21,178,351	19,828,018	18,331,422
Total operating expenses	21,574,642	18,186,790	18.63	20,076,414	18,658,213	16,932,587
Loss from operations	1,193,154	652,262	82.93	1,072,841	1,062,253	1,350,358
Loss before tax	1,249,586	690,745	80.90	1,009,092	1,068,800	1,347,132
Loss after tax	973,963	558,100	74.51	747,964	779,034	1,011,768
Consolidated loss attributable to shareholders	973,119	557,876	74.43	748,439	784,059	1,015,361
Basic loss per share (RMB per share)	0.14	0.08	75.00	0.11	0.11	0.14
Loss per ADS (RMB/Unit)	6.87	3.94	74.37	5.28	5.53	7.17

Assets and liabilities	At the end of 2021	At the end of 2020	Increase/ decrease as at the end of the year compared to the end of last year (%)	At the end of 2019	At the end of 2018	At the end of 2017
Total assets	37,403,422	36,780,453	1.69	36,893,133	35,402,237	33,994,238
Total liabilities	10,198,986	8,624,284	18.26	7,753,852	6,585,908	5,337,157
Shareholders' equity interests (excluding interests of minor shareholders)	27,241,949	28,192,838	(3.37)	29,175,726	28,852,299	28,684,677
Net assets per share (RMB per share)	3.85	3.98	(3.27)	4.12	4.07	4.05

IV. DIFFERENCES IN ACCOUNTING DATA UNDER CHINESE AND INTERNATIONAL ACCOUNTING STANDARDS

☐ Applicable ✓ Not applicable

V. ITEMS MEASURED AT FAIR VALUE

(Unit: RMB thousand)

Item	Opening balance	Closing balance	Change in the current period	Impact on the profit for the current period
Financial assets at fair value through other comprehensive income	377,631	463,696	86,065	9,802
Total	377,631	463,696	86,065	9,802

010–011

GUANGSHEN RAILWAY 2021 ANNUAL REPORTChapter 3Report of the Directors (Including Management Discussion and Analysis)ChairmanI. CHAIRMAN’S STATEMENTDear shareholders,On behalf of the Board, I am pleased to present the audited operating results of the Company for 2021, and hereby extend my sincere gratitude to all the shareholders for your concern and support for the Company!(1) Business review2021 is the first year for China’s new journey to comprehensively build a modern socialist country and the 14th Five-Year Plan. Under the strong leadership of the Central Committee of the Communist Party of China (CPC) with Comrade Xi Jinping as the core, the Board and the management of the Company worked together to lead the cadres and workers to fully implement the decisions and deployments of the CPC Central Committee, the State Council and the competent industry authorities on railway-related work under the guidance of Xi Jinping’s Thought on Socialism with Chinese Characteristics for a New Era, in the spirit of General Secretary Xi Jinping’s important instructions on railway-related work and under the strong political driving forces of the 100th anniversary of the founding of the CPC and the study and education of the party’s history, to bravely undertake the historical mission of building up China’s strength in transportation with railway as the priority. The Company exerted continued efforts in strengthening the foundation and meeting the standards, improving quality and efficiency, saving costs and reducing consumption, deepened the structural reform on the supply side of railway transportation, deeply implemented the business strategy of replenishing passengers with goods, strongly and effectively responded to the multiple challenges brought about by the epidemic, floods and market changes, and strived to promote the high-quality development of the Company, thereby enabling the Company to achieve transportation safety and production and operation stability, and further enhance the transportation guarantee capacity.

In 2021, despite that the Company’s passenger transportation business continued to be affected by the COVID-19 epidemic, the Company accurately carried out passenger and cargo transportation under the normalization of epidemic prevention and control, continued to implement in depth the activities and campaigns to boost the capacity of its freight transportation and the quality of its passenger transportation services, and vigorously implemented the business strategy of replenishing passengers with goods, thereby striving to improve the operation capacity of railway transportation services. The Company recorded a passenger delivery volume of 40,778,200 people, representing a year-on-year decline of 4.84%, while its freight delivery volume amounted to 18,836,500 tonnes, representing a year-on-year increase of 15.75%. Additionally, the Company recorded an operating revenue of RMB20.206 billion, representing a year-on-year increase of 23.59%; consolidated loss attributable to shareholders amounted to RMB973 million, representing a year-on-year increase of 74.43%; and its basic loss per share amounted to RMB0.14.Throughout 2021, the Board duly performed its duties under the Articles. With their meticulous and conscientious efforts, all Directors strived to enhance the Company’s corporate governance and regulate its operations management. During the year, the Company convened 1 general meeting, 5 Board meetings and 6 Audit Committee meetings, at which the Company made sound decisions in relation to important matters of the Company, such as the Company’s profit distribution, financial budget, production and operation, connected transactions, establishment of systems, changes of Directors and Supervisors, and appointments of senior management so as to enhance the Company’s continuous development.The Company has always strived to enhance its enterprise value, where it persists in ensuring a long-term and stable cash dividend distribution policy, and safeguarding an ongoing favorable return to its shareholders. Save for 2020 when no cash dividend was declared due to the impact of the COVID-19 epidemic, the Company has distributed annual cash dividends for 24 consecutive years from 1996 to 2019, with an aggregate cash dividend amount of approximately RMB12.3 billion and a dividend payout ratio of approximately 57.77%.(2) ProspectsShareholders are reminded that the Company has made certain forward-looking statements in this annual report in relation to the national and overseas economic landscapes and the railway transportation market, as well as the Company’s work plans for the year of 2022 and the future. These forward-looking statements are subject to the influences of various uncertainties, where the actual outcome may be greatly different from these forward-looking statements of the Company. These statements do not constitute any commitments to the future operating results of the Company. Please be advised to consider the investment risks.012 013

GUANGSHEN RAILWAY 2021 ANNUAL REPORT2022 is the year to hold the 20th National Congress of the CPC and an important year for the 14th Five-Year Plan. Guided by Xi Jinping’s Thought on Socialism with Chinese Characteristics for a New Era, the Company will fully put into practice the spirit of the 19th National Congress of the CPC, the 19th Plenary Sessions and the Central Economic Work Conference, as well as the spirit of General Secretary Xi Jinping’s series of important instructions on railway work, carry forward the great spirit of party building, adhere to the general tone of seeking progress while maintaining stability, completely, accurately and fully implement the new development philosophy, consciously serve and integrate into the new development pattern, further focus on the targets and tasks in respect of building up China’s strength in transportation with railway as the priority, and coordinate epidemic prevention and control and railway transportation, make overall plans for development and safety, deepen the structural reform on the supply side of railway transportation, maintain the sound momentum of the Company in terms of transportation safety and production and operation stability, exerted continued efforts to strengthen the foundation and meet the standards, improve quality and efficiency, save costs and reduce consumption, and ensure the quality of services in particular to provide support for the work related to “six stables (??)” (namely stable employment, stable finance, stable foreign trade, stable foreign investment, stable investment and stable expectations) and “six guarantees (??)” (namely to guarantee the employment of residents, guarantee the basic livelihood of the people, guarantee the protection over the main body of the market, guarantee the security of food and energy, guarantee the stability of the industrial chain and the supply chain, and guarantee the operation of the grassroots), in order to promote the Company’s high-quality development to make new achievements, make due contributions for maintaining the economic operation within a reasonable range and maintain the overall social stability, and embrace the successful convening of the 20th National Congress of the CPC with fruitful results.I, together with the members of the Board, believe that in the forthcoming year, the Company is going to attain new achievements in different aspects and create new value for our shareholders. Together, we will make new contributions to the development of the society with the strong support of all shareholders and various sectors in the public, along with the joint efforts of the Board, Supervisory Committee, management and staff.Wu YongChairman of the Board30 March 2022

II. FACT SHEET OF OUR INDUSTRY DURING THE REPORTING PERIODBeing the aorta of the nation’s economy, a key infrastructure, a significant project for people’s livelihood, the backbone of an integrated transportation system and one of the main means of transportation, the railway is of crucial importance for the nation’s economic and social development. Since the State Council of the PRC approved the implementation of the Medium to Long Term Plan for Railway Network Development ( ??? ?????‘) in 2004, railways in China have experienced exponential development. On the whole, the tight capacity of the Chinese railways has now been alleviated, the bottle neck restriction has been eliminated, and economic and social development needs have been met. However, when benchmarking with the requirements for a new normal of economic developments, other transportation forms and the advanced levels of developed countries, China’s railway still faces deficiencies such as incomplete layout, low operational efficiency and rather severe structural conflicts. By the end of 2021, the nationwide railways in operation exceeded 150,000 kilometers; among which, the high-speed railways in operation ran over 40,000 kilometers, indicating the increasing prominent key role of railways in the modernized comprehensive transportation system.According to industry statistics released by the National Railway Administration, in 2021, while normalizing epidemic prevention and control, both the railway passenger and freight volume achieved a growth. For railways nationwide, the passenger traffic volume was 2.612 billion people, representing a year-on-year increase of 18.5%, and the outbound freight tonnage reached 4.774 billion tonnes, representing a year-on-year increase of 4.9%.III. PRINCIPAL ACTIVITIES AND BUSINESS MODEL OF THE COMPANY DURING THE REPORTING PERIODDuring the reporting period, as a railway transportation enterprise, the Company has primarily been operating passenger and freight transportation businesses. It has also operated the Hong Kong Through Train passenger services in cooperation with MTR Corporation Limited, and provided railway operation services for commissioned transportation for other railway companies such as WGPR, GZIR, GSHER, GZR, XSR, GDR, NGR, GGR, PRDIR, MZR, SMR, MSR and GSR.IV. ANALYSIS OF MAJOR CHANGE(S) IN THE COMPANY’S CORE COMPETITIVENESS DURING THE REPORTING PERIOD1⁄2 Applicable ?Not applicable014 015

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

V. DISCUSSION AND ANALYSIS OF THE PRINCIPAL OPERATION OF THE COMPANY DURING THE REPORTING PERIOD

In 2021, the operating revenue of the Company was RMB20,206 million, representing an increase of 23.59% as compared to RMB16,349 million for the same period of last year. Of the Company's operating revenue, revenue from passenger transportation, freight transportation, railway network usage and other transportation-related services, and other businesses were RMB6,169 million, RMB2,035 million, RMB10,815 million and RMB1,187 million respectively, accounting for 30.53%, 10.07%, 53.52% and 5.88% of the total revenue respectively. Loss from operations amounted to RMB1,193 million, representing a year-on-year increase of 82.93% as compared to RMB652 million for the same period of last year; consolidated loss attributable to shareholders was RMB973 million, representing a year-on-year increase of 74.43% as compared to the RMB558 million for the same period of last year.

(1) Analysis of operating results

1. An analysis of changes in items of the income statement and the cash flow statement

(Unit: RMB thousand)

Item	Current period	Same period last year	Change (%)
Operating revenue	20,206,157	16,349,366	23.59
Operating expenses	21,574,642	18,186,790	18.63
Derecognition of land use right	—	1,188,645	(100.00)
Reversal of impairment losses on financial assets — net	40,613	358	11,244.41
Other gains/(losses) — net	134,718	(3,841)	—
Finance costs — net	74,576	60,645	22.97
Income tax credit	275,623	132,645	107.79
Net cash flows from operating activities	1,002,468	1,336,173	(24.97)
Net cash flows from investing activities	(926,112)	(927,513)	(0.15)
Net cash flows from financing activities	(62,126)	(485,762)	(87.21)

2. Analysis of revenue and costs

(1) Passenger transportation

Passenger transportation, which is the most important transportation business segment of the Company, includes the transportation businesses of Guangzhou-Shenzhen inter-city trains (including Guangzhou East to Chaozhou-Shantou cross-network EMU trains), long-distance trains and Hong Kong Through Trains. The table below sets forth the revenue from passenger transportation and passenger delivery volume for this period in comparison with those from the same period last year:

	2021	2020	Year-on-year increase/ decrease (%)
Revenue from passenger transportation (RMB ten thousand)	616,911	411,452	49.94
— Guangzhou-Shenzhen inter-city trains	189,702	164,857	15.07
— Through trains	—	1,453	(100.00)
— Long-distance trains	387,846	210,612	84.15
— Other revenue from passenger transportation	39,363	34,530	14.00
Passenger delivery volume (Persons)	40,778,226	42,853,492	(4.84)
— Guangzhou-Shenzhen inter-city trains	17,394,645	18,081,964	(3.80)
— Through trains	—	104,998	(100.00)
— Long-distance trains	23,383,581	24,666,530	(5.20)
Total passenger-kilometers ('00 million passenger-kilometers)	120.54	129.31	(6.78)

- **The increase in revenue from passenger transportation was mainly due to the following:** (a) From 1 April 2021, the Company actively applied to the industry authorities to open 9 additional intercity trains from Guangzhou South (Foshan West) to Yangjiang and 10 additional cross-line long-distance EMU trains; (b) the domestic COVID-19 epidemic situation was relatively stable from January to May 2021, so the number of passengers delivered in January to May increased significantly year-on-year; and (c) on 10 December 2021, the Ganzhou-Shenzhen Railway was put into operation and realized interconnection with the Guangzhou-Shenzhen Intercity Railway, and the Company added certain cross-line EMU trains bound for the Ganzhou-Shenzhen Railway starting from Guangzhou East Station and Shenzhen Station.

- **The decrease in passenger delivery volume was mainly due to the following:** Although the domestic COVID-19 epidemic situation was relatively stable from January to May 2021, and the number of passengers delivered during such period achieved a significant increase, but since June 2021, the domestic COVID-19 epidemic continued to rebound, and the Company's passenger delivery volume fell sharply, resulting in a decline in the number of passengers delivered throughout the year.

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

(2) Freight transportation

Freight transportation forms an important part of the Company's transportation business. The table below sets forth the revenue from freight transportation and outbound freight volume for this period as compared with the same period last year:

	2021	2020	Year-on-year increase/ decrease (%)
Revenue from freight transportation (RMB ten thousand)	203,544	169,858	19.83
— Revenue from freight charges	170,185	145,660	16.84
— Other revenue from freight transportation	33,359	24,198	37.86
Outbound freight volume (tonnes)	18,836,519	16,274,073	15.75
Full-distance volume of outbound freight traffic ('00 million tonne-kilometers)	1,497.35	1,318.66	13.55

- **The increases in revenue from freight transportation and outbound freight volume were mainly due to the following:** During the reporting period, the Company made full use of the transportation capacity released by the decline in passenger flow, vigorously carried out the activities and campaigns to boost the capacity of its freight transportation, implemented the business strategy of "replenishing passengers with goods", and actively implemented the national policy of "Highway Transportation to Railway Transportation (公轉鐵)", fully explored freight resources, and strengthened the organization of goods transportation, resulting in a significant year-on-year increase in outbound freight volume, and the according increase in the revenue from freight transportation.

(3) Railway network usage and other transportation business

Railway network usage and other transportation services provided by the Company mainly include passenger and freight transportation railway network usage, the provision of railway operation services, locomotive and passenger car leasing, passenger services and luggage transportation. The table below sets forth the revenue from railway network usage and other transportation services for this period in comparison with those of the same period last year:

	2021	2020	Year-on-year increase/ decrease (%)
Revenue from railway network usage and other transportation related services (RMB ten thousand)	1,081,459	957,233	12.98
(a) Railway network usage services	378,829	375,766	0.82
(b) Other transportation services	702,630	581,467	20.84
— Railway operation services	377,557	366,454	3.03
— Other services	325,073	215,013	51.19

- **The increase in revenue from railway operation services was mainly due to the following:** With the gradual recovery of railway passenger traffic nationwide, the workload of transportation services provided by the Company for other railway companies increased, resulting in the corresponding increase in the revenue therefrom.

- **The increase in revenue from other services was mainly due to the following:** (a) The Company recorded new revenue from the settlement of transportation capability guarantee charges; and (b) during the reporting period, the workload of passenger and freight transportation services provided by the Company to related parties increased significantly, resulting in the corresponding increase in the revenue therefrom.

(4) Other businesses

The Company's other businesses mainly include train repairs, on-board catering services, leasing, sales of materials and supplies, sales of goods and other businesses that are related to railway transportation. In 2021, revenue from other businesses was RMB1,187 million, representing an increase of 23.14% as compared to RMB964 million for the same period last year. The increase was mainly due to the increases in the revenue from the sales of materials and supplies and the revenue from train maintenance services.

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(5) Analysis of costs

(Unit: RMB thousand)

By Industry	Item	2021	2020	Year-on-year increase/ decrease (%)
Railway business	Business tax and surcharges	43,289	29,443	47.03
	Employee benefits	8,147,798	7,185,147	13.40
	Equipment leases and services	6,749,319	4,971,366	35.76
	Materials and supplies	1,190,697	1,064,667	11.84
	Repairs and facilities maintenance costs (materials and supplies excluded)	1,189,762	1,147,603	3.67
	Depreciation of right-of-use assets	57,078	54,179	5.35
	Depreciation of fixed assets	1,755,502	1,631,331	7.61
	Cargo logistics and outsourcing service fees	595,048	462,708	28.60
	Utility and office expenses	89,491	88,731	0.86
	Others	657,303	607,130	8.26
	Subtotal	20,475,287	17,242,305	18.75
Other business	Employee benefits	541,665	499,288	8.49
	Materials and supplies	306,890	232,112	32.22
	Depreciation of right-of-use assets	11,332	11,332	—
	Depreciation of fixed assets	30,608	30,848	(0.78)
	Utility and office expenses	37,762	42,933	(12.04)
	Others	171,098	127,972	33.70
	Subtotal	1,099,355	944,485	16.40
Total		21,574,642	18,186,790	18.63

- **The increases in costs of the railway business were mainly due to the following:** (a) In order to support enterprises in fighting against the COVID-19 epidemic, the local government adopted a preferential policy of reducing and exempting social security premiums in stages in 2020, while the relevant preferential policies were cancelled in 2021, resulting in an increase in wage surcharges; (b) during the reporting period, the number of operating passenger and freight trains organized by the Company, and the workload of passenger and freight transportation services provided to other railway companies increased, resulting in corresponding increases in related transportation expenses such as equipment rental and service fees, materials, water and electricity consumption, passenger service fees, and cargo loading and unloading fees; and (c) in order to support the normalized epidemic prevention and control, the related epidemic prevention expenditures increased.

- **The increases in costs of other business were mainly due to the following:** (a) In 2021, the local government cancelled the preferential policy of reducing and exempting social security premiums in stages, resulting in an increase in wage surcharges; and (b) during the reporting period, with the development of other businesses of the Company, related materials, water and electricity consumption and other expenses increased.

(6) Major sales customers and suppliers

During the reporting period, the sales from the top five customers of the Company amounted to RMB5,068.15 million, accounting for 25.08% of the total annual sales; of which the sales from related parties amounted to RMB5,068.15 million, accounting for 25.08% of the total annual sales.

During the reporting period, the purchases from the top five suppliers of the Company amounted to RMB2,188.64 million, accounting for 20.10% of total annual procurement; of which purchases from related parties amounted to RMB1,486.52 million, accounting for 13.65% of the total annual procurement.

3. Expenses

(Unit: RMB thousand)

Item	2021	2020	Year-on-year increase/ decrease (%)	Major reason for the change
Derecognition of land use right	—	1,188,645	(100.00)	The net gain from the compensation for land expropriation of Guangzhou East Shipai was recognized last year.
Reversal of impairment losses on financial assets — net	40,613	358	11,244.41	Bad debt losses on receivables were reversed.
Other gains/(losses) — net	134,718	(3,841)	—	The payments that need not to be made increased, and the loss from the retirement of fixed assets and the government grants related to income included in the current profit and loss decreased.
Finance costs — net	74,576	60,645	22.97	The interest expenses arising from lease liabilities increased.
Income tax credit	275,623	132,645	107.79	The total loss increased.

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4. Cash flow

(Unit: RMB thousand)

	2021	2020	Year-on-year increase/ decrease (%)	Major reason for the change
Net cash flows from operating activities	1,002,468	1,336,173	(24.97)	During the reporting period, the operating cash outflow increased and the increase thereof exceeded the operating cash inflow.
Net cash flows from investment activities	(926,112)	(927,513)	(0.15)	—
Net cash flows from financing activities	(62,126)	(485,762)	(87.21)	The cash paid for dividend distribution during the reporting period decreased because no cash dividend was distributed in 2020.

(2) Analysis of assets and liabilities

(Unit: RMB thousand)

Item	Amount at the end of current period	Amount at the end of previous period	Changes in amount from the end of previous period to the end of current period (%)	Explanation
Fixed assets - net	24,010,161	23,016,415	4.32%	Construction in progress was completed and transferred to fixed assets.
Construction in progress	1,588,935	2,778,676	(42.82)	Construction in progress was completed and transferred to fixed assets.
Deferred tax assets	698,396	422,954	65.12	The deferred tax assets recognised for receipt of asset-related government grants increased.
Financial assets at fair value through other comprehensive income	463,696	377,631	22.79	The Company increased the capital contribution to China Railway Express Co., Ltd.
Trade receivables	4,396,174	3,721,677	18.12	Receivables for railway operation services increased.
Prepayments and other receivables	508,294	695,522	(26.92)	Receivables for land expropriation and payments received or made on behalf of others for construction projects decreased.
Deferred income related to government grants	781,563	104,939	644.78	The Company received the assets donated by the local government for the new Dongguan Station.
Trade and bill payables	3,112,710	2,073,922	50.09	Payables for material purchases and repairs increased, and the Company applied to commercial banks for the issuance of bank acceptance bills.
Contract liabilities	112,442	215,305	(47.78)	The amounts received in advance for passenger and freight transportation services decreased.
Payables for fixed assets and construction-in-progress	2,776,708	2,914,696	(4.73)	Payables for construction and equipment decreased.
Accruals and other payables	1,955,175	1,849,656	5.70	Payables for the expenses of employee education and trade union increased.

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(3) Analysis of investment positions

During the reporting period, the Company did not invest in securities such as stocks, warrants or convertible bonds, and did not hold or deal in equity interests in other listed companies and non-listed financial enterprises. Details of investments in the external equity interests of the Company at the end of the reporting period are set out in Notes 10, 11 and 15 to the financial statements.

1. Significant investments in equity interests

☐ Applicable ✓ Not applicable

2. Significant non-equity investments

☐ Applicable ✓ Not applicable

3. Financial assets at fair value

Details of financial assets at fair value which were held by the Company during the reporting period are set out in Note 15 to the financial statements.

4. Specific progress of major asset restructuring and consolidation during the reporting period

☐ Applicable ✓ Not applicable

(4) Disposal of major assets and equity interests

☐ Applicable ✓ Not applicable

(5) Analysis on major subsidiaries and investee companies

During the reporting period, the Company did not have net profit from a single subsidiary or investment income from a single investee company with an amount exceeding 10% of the Company's net profit.

VI. DISCUSSION AND ANALYSIS ON THE FUTURE DEVELOPMENT OF THE COMPANY(1) Industry landscape and trendDevelopment trend: Being the aorta of the nation’s economy, a key infrastructure, a significant project for people’s livelihood, the backbone of integrated transportation system and one of the main means of transportation, the railway is of crucial importance for the nation’s economic and social development. Since the State Council of the PRC approved the implementation of Medium to Long Term Plan for Railway Network Development ( ????????‘) in 2004, railways in China have experienced exponential development. On the whole, the tight capacity of the Chinese railways has now been alleviated, the bottleneck restriction has been eliminated, and economic and social development needs have been met. However, when benchmarking with the requirements for a new normal of economic developments, other transportation forms and the advanced levels of developed countries, China’s railway still faces deficiencies such as incomplete layout, low operational efficiency and rather severe structural conflicts. To expedite the construction of a contemporary railway network with reasonable layout and wide coverage along with high efficiency, convenience, safety and economic efficiencies, the Medium to Long Term Plan for Railway Network Development ( ????????‘) (2016–2025) had been jointly modified by the National Development and Reform Commission, Ministry of Transport and CSRG (formerly known as CRC) in July 2016, highlighting a more ambitious “Eight East-West Lines and Eight South-North Lines (????)” high-speed railway network for the new era. As such, it is expected that the railway transportation industry will continue to develop rapidly in the long-run, and both railway passenger and freight transportation capacity and the competitive edge of the railway will continue to grow at a steady pace.Competition landscape: The national railway is highly concentrated with a unified transportation management system. Competition within the industry mainly arises as a result of external factors, such as by other transportation industries (including highways, aviation and water transportation), and this is expected to continue to exist in the long run. However, with the gradual deepening of market-oriented railway reforms (including reforms in the investment and financing system, transportation management system, and pricing mechanism), entry barriers to the railway industry will gradually be relaxed, and investment entities in the railway industry will become more diversified. Following the completion of construction and the commencement of operation of the State’s high-speed railway network with “Eight East-West Lines and Eight South-North Lines (????)” and numerous inter-city railways, the competition structure of the railway transportation industry is expected to experience substantial changes; not only will competition with other industries (such as highways, aviation and water transportation) intensify, competition within the railway industry will also gradually increase.024 025

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(2) Development strategies of the Company

Under the sound leadership and scientific decision-making of the Board, the Company will capitalize on the historic opportunities presented by large-scale railway constructions, while proactively adapt to the policy direction of the railway system reform, in order to establish a steadfast foothold in the Guangdong-Hong Kong-Macao Greater Bay Area, and to optimize and enhance its business portfolio centered on railway passenger and freight transportation which are complemented by the railway-related businesses. Striving to become a first-class railway transportation services enterprise in the PRC and achieve its development objective of "scaling up and consolidating its strengths (做大做強)", the Company will also focus on improving its quality of service and continuously advancing its innovations in management, services and technologies.

(3) Operating plans

At the eleventh meeting of the ninth session of the Board of the Company held on 30 March 2022, the Board considered and approved the financial budget for the year of 2022. The Company plans to achieve a passenger delivery volume of 51.00 million people (excluding commissioned transportation) and outbound freight volume of 21.15 million tonnes. To achieve these objectives, the Company will focus its work on the following aspects:

1. Production safety: centering on the approach of "safety first, prevention-led, integrated governance (安全第一、預防為主、綜合治理)" to further promote the special rectification actions for safety production, deepen the construction of high-quality safety standards, and strengthen the modernization of safety governance system and governance capacity in a strict and pragmatic manner.

2. Passenger transportation: Firstly, conducting in-depth research on the law of the passenger transport market under the condition of normalized epidemic prevention and control, and arranging the operation of trains according to changes and in response to the traffic flow, so as to ensure the maximum benefit of "plan per day (一日一圖)" and speed up the recovery and growth of passenger transportation; secondly, taking advantage of the opportunity of the interconnection between Ganzhou-Shenzhen high speed train and Guangzhou-Shenzhen intercity railway to actively organize the operation of cross-line high-speed trains from Guangzhou East Station and Shenzhen Station, and strengthening market promotion and passenger transportation marketing to promote the quality and efficiency of passenger transportation products; thirdly, adhering to the highest international and domestic standards, focusing on the change of service concept and hardware upgrade, improving basic services and creating new characteristic services, building a multi-level passenger service system, and improving the quality and efficiency of passenger services.

3. Freight transportation: Firstly, continuing to implement the supply-side structural reform of railway transportation services, adjusting the structure by centering on the market, aiming to enable freight trains for passenger transportation, organizing the operation of domestic and international freight trains on a large scale; secondly, conscientiously putting into practice the spirit of General Secretary Xi Jinping's important instructions on adjusting the transportation structure, reducing road transportation traffic, and increasing railway transportation traffic, adapting to market needs, giving full play to the advantages of railways, actively improving quality and reducing costs, innovating in the products of "road-rail operation (公鐵聯運)", and further promoting "Highway Transportation to Railway Transportation (公轉鐵)".

4. Operational management: Firstly, strengthening comprehensive budget management, accelerating the establishment of a budget management system covering all professional systems and units, and achieving full-cost, full-caliber and whole-process budget control; secondly, continuing to deepen expenditure and consumption reduction, strictly controlling the size of non-productive expenditures, and tightening business outsourcing management; thirdly, strengthening the management of land and real estate, enhancing the development of land assets, and striving to realize the preservation and appreciation of asset value.

(4) Potential risks

Type of risk	Description of risk	Addressing measures
Macro-economic risk	The railway transportation industry is highly related to the macro-economic development conditions and is greatly affected by the macro-economic atmosphere. If the macro-economic outlook declines in the future, the Company's operating results and financial condition may be adversely affected.	The Company will pay close attention to the changes in international and domestic macro-economic conditions, strengthen its analysis and research on the contributing factors relating to the railway and transportation industry, adjust its development strategies in a timely manner in response to changes in the market environment, and strive to maintain the stability of the Company's production and operation.
Policy and regulatory risk	The railway transportation industry is greatly affected by policies and regulations. With changes in the domestic and international economic environment, and the reform and development of the railway transportation industry, corresponding adjustments in the related laws, regulations and industrial policies may be required. These changes may give rise to uncertainties to the Company's business development and operating results.	The Company will proactively engage in various seminars on the formulation and improvement of industrial policies and regulations development, study the latest changes in policies and regulations, capture the development opportunities brought by the amendments of policies and regulations, and adopt a prudent approach in addressing uncertainties caused by changes in policies and regulations.

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Type of risk	Description of risk	Addressing measures
Transportation safety risk	Transportation safety is the prerequisite and foundation for the railway transportation industry in maintaining normal operations and a good reputation. Inclement weather, mechanical failures, human errors and other force majeure events may adversely affect the transportation safety of the Company.	The Company will consciously accept the safety supervision of industry authorities, actively participate in regular transportation safety meetings held by competent authorities of the industry to understand the transportation safety condition of the Company, provide for and utilize the expenses for safety production, and intensify the training of safety knowledge and capabilities of its transportation personnel.
Market competition risk	Other transportation methods (such as aviation, road and water) compete with railway transportation in certain markets. In addition, a range of high-speed railways and inter-city railways have been completed and commenced operation along with the development of the railway transportation industry. Internal competition within the railway transportation industry has also intensified. The Company may be subject to greater competitive pressure in the future, which in turn could impact the operating results of the Company.	The Company will take proactive measures to address market competition. For passenger transportation, the Company will leverage the advantages of "safe, comfortable, convenient, on time (安全、舒適、方便、準點)" railway transportation, improve service facilities and enhance service quality. In respect of freight transportation, the Company is committed to increasing the loading and unloading efficiency and the turnover rate of its freight trains to improve the freight train frequency. In addition, the Company will strengthen its analysis and research on the railway transportation market, and proactively apply to competent authorities of the industry to add new long-distance trains in areas not yet covered by high-speed railways.
Financial risk	The operating activities of the Company are subject to various financial risks, such as foreign exchange risks, interest rate risks, credit risks and liquidity risks.	The Company has established a set of managerial procedures for financial risks with a focus on the uncertainties of the financial market. It is also dedicated to minimizing to the potential adverse impacts on the financial performance of the Company. For more detailed analysis, please refer to Note 3 to the financial statements.

(5) Explanation on the COVID-19 pandemic and its impact

Since the beginning of 2022, the COVID-19 pandemic has continued to spread around the world, and the domestic epidemic situation has also rebounded locally. Various cases resulting from Omicron mutant strains with fast transmission speed and high infection risk have been reported in many places in China, and domestic and foreign pandemic prevention and control situation is still severe and complicated, with greater pressure for external defense against import cases and internal defense against rebound. The Company expects that the pandemic will continue to have an adverse impact on the production and operation of the Company. In this regard, the company will conscientiously exert great efforts on the normalized prevention and control of the pandemic, effectively curb the spread of the COVID-19 through railways, and take proactive measures to strengthen railway passenger and freight transportation operations, and improve the Company's management level, thereby striving to reduce the impact of the pandemic on the Company's production and operation. For the specific measures to be taken by the Company, please refer to the relevant content in the "Operating plans" section under the "DISCUSSION AND ANALYSIS ON THE FUTURE DEVELOPMENT OF THE COMPANY" in this chapter.

VII. EXPLANATION OF CONDITIONS AND REASONS NOT DISCLOSED BY THE COMPANY IN ACCORDANCE WITH STANDARDS DUE TO NON-APPLICABLE STANDARDS AND REGULATIONS OR SPECIAL REASONS SUCH AS NATIONAL SECRETS, COMMERCIAL SECRETS

☐ Applicable ✓ Not applicable

VIII. BUSINESS REVIEW

According to paragraph 28 of Appendix 16 to the Listing Rules of SEHK, the Company is required to conduct a business review in accordance with Schedule 5 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) in the Report of the Directors. The details are as follows:

(1) A fair review on the Company's business

Please refer to the "Business review" section under the "CHAIRMAN'S STATEMENT" and the "DISCUSSION AND ANALYSIS OF THE PRINCIPAL OPERATION OF THE COMPANY DURING THE REPORTING PERIOD" section in this chapter.

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(2) Major risks and uncertainties to which the Company is exposed

Please refer to the "Potential risks" section under the "DISCUSSION AND ANALYSIS ON THE FUTURE DEVELOPMENT OF THE COMPANY" in this chapter.

(3) Important event affecting the Company after the reporting period

None.

(4) Future business development of the Company

Please refer to the "DISCUSSION AND ANALYSIS ON THE FUTURE DEVELOPMENT OF THE COMPANY" section.

(5) Analysis on the key financial indicators during the reporting period

Please refer to the "DISCUSSION AND ANALYSIS OF THE PRINCIPAL OPERATION OF THE COMPANY DURING THE REPORTING PERIOD" section.

(6) Environmental policies and performance of the Company

Please refer to the "Environmental and Social Responsibilities" chapter in this annual report, as well as the 2021 Social Responsibility Report published by the Company on the website of the Shanghai Stock Exchange (http://www.sse.com.cn), the HKExnews website of the Stock Exchange (http://www.hkexnews.hk) and the Company's website (http://www.gsrc.com).

(7) Compliance with laws and regulations that have a significant impact on the Company

During the reporting period, the Company complied with all relevant laws and regulations that have a significant impact on the Company.

(8) Description of the Company's significant relationships with its employees, customers, suppliers and others

During the reporting period, except as disclosed in this annual report, the Company had no other relationship with its employees, customers and suppliers apart from the relationship of employees, customers and suppliers, and no other person had a significant impact on the business of the Company.

IX. OTHER DISCLOSURES(1) Liquidity and source of fundingDuring the reporting period, the principal source of funding of the Company was revenue generated from its operating activities. The Company’s capital was mainly used for operating and capital expenses, and the payment of taxes. The Company has stable cash flow and believes that it has sufficient working capital, bank loans and other sources of funding to meet its operation and development needs.As of the end of the reporting period, the Company had no borrowings of any form. The Company’s capital commitments and operating commitments as of the end of the reporting period are set out in Note 39 to the financial statements.As of the end of the reporting period, the Company had no charges on any of its assets and had not provided any guarantees, and had no entrusted deposits. The gearing ratio (calculated by the balance of liabilities divided by the balance of total assets as of the end of the period) of the Company was 27.27%.(2) Risk of foreign exchange rate fluctuations and related hedgesThe Company’s exposure to foreign exchange risks was mainly related to USD and HKD. Apart from payments for imported purchases and dividend paid to foreign investors, which are settled in foreign currencies, other major operational businesses of the Company are all settled in RMB. RMB is not freely convertible into other foreign currencies, and its conversion is subject to the exchange rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities are subject to the risks of foreign exchange rate fluctuations.The Company has not used any financial instruments to hedge its foreign exchange risks. Currently, its foreign currency risks are minimized mainly through monitoring the size of transactions in foreign currencies and foreign currency denominated assets and liabilities.(3) TaxationDetails of income tax applicable to the Company during the reporting period are set out in Note 34 to the financial statements.(4) Interest capitalized During the reporting period, no interest was capitalized in the fixed assets and construction-in-progress of the Company.030 031

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(5) Properties and fixed assets

During the reporting period, all properties held by the Company were for the purpose of developments, and their percentage ratios (as defined in Rule 14.04(9) of the Listing Rules of SEHK) did not exceed 5%. Movements in the properties and fixed assets held by the Company during the reporting period are set out in Note 6 to the financial statements.

(6) Undistributed profit

Details of movements in the undistributed profit of the Company during the reporting period are set out in the Statement of Changes in Equity.

(7) Surplus reserve

Details of movements in the surplus reserve of the Company during the reporting period are set out in the Statement of Changes in Equity and Note 23 to the financial statements.

(8) Subsidiaries

Details of the principal subsidiaries of the Company as at the end of the reporting period are set out in Note 10 to the financial statements.

(9) Material investments held, material acquisitions and disposals of subsidiaries and associates, and future plans of material investments or acquisition of capital assets

Except as disclosed in this annual report, during the reporting period, the Company had no material investments, had not carried out any material acquisition and disposal of subsidiaries and associates, and had no definite plan for material investment or acquisition of capital assets.

(10) Contingent liabilities

At the end of the reporting period, the Company had no contingent liability.

(11) Fixed interest rate

At the end of the reporting period, the Company had no loan bearing fixed interest rates.

(12) Board of Directors of the Company

As of the date of publication of this annual report, the Directors of the Company are as follows:

Executive Directors: Wu Yong, Hu Lingling, Zhou Shangde
Non-executive Directors: Guo Jiming, Hu Dan, Zhang Zhe
Independent Non-executive Directors: Frederick Ma Si-Hang, Tang Xiaofan, Qiu Zilong

(13) Directors of subsidiaries

At the end of the reporting period, except for Dongguan Changsheng Enterprise Company Limited and Zengcheng Lihua Stock Company Limited, none of the subsidiaries of the Company had set up their board of directors. The members of the boards of directors of the above subsidiaries are as follows:

Name of Company	Name of Board Member
Dongguan Changsheng Enterprise Company Limited	Luo Jiancheng, He Shan, Chen Longwei, Liu Qiyi, Huang Ruibin, Yin Jinwen, Ren Zhuoquan
Zengcheng Lihua Stock Company Limited	Luo Jiancheng, Zhang Qingshan, Chen Longwei, Liu Qiyi, Wen Yixin

(14) Valuation of property interests or tangible assets

During the reporting period, the Company did not conduct any valuation on its properties or other tangible assets in accordance with Chapter 5 of the Listing Rules of SEHK.

(15) Management contracts

During the reporting period, the Company did not enter into any contract containing the following terms: the counterparty of the contract undertakes to be responsible for the management and administration of the whole or any substantial part of any business of the company pursuant to the contract; and the contract is not a service contract entered into with any director or full-time employee of the company.

(16) Loans to entities

During the reporting period, the Company did not provide any loan to any entity.

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT(17) Permitted compensation provisionsAt the end of the reporting period, the Company did not have any compensation provision for the benefit of the Directors (including former Directors) of the Company, or any of the affiliated companies.Other parts, chapters or notes to this annual report referred to in this section form part of the report of the directors.By Order of the BoardWu YongChairman of the BoardShenzhen, China30 March 2022

Chapter 4Corporate GovernanceI. INFORMATION REGARDING CORPORATE GOVERNANCESince the listing of the Company in 1996, the Company has been continuously improving its corporate governance structure, perfecting its internal control and management systems, enhancing information disclosures and regulating its operation in accordance with the relevant domestic and overseas Listing Rules and regulatory requirements after taking into account of the actual state of affairs of the Company. Participants in general meetings, the Board and the Supervisory Committee of the Company have clearly defined powers and duties, each assuming and performing its specific responsibilities and making its own decisions in an independent, efficient and transparent manner. Currently, there are no material differences between the Company’s corporate governance structure and the regulatory requirements as set by regulatory authorities in the place of listing of the Company’s stocks.During the reporting period, pursuant to the regulatory requirements for the internal control of listed companies set out by domestic and overseas securities regulatory bodies, the Company completed the self-assessment and audit on internal control for the year of 2020, elected and changed certain directors and supervisors, re-enacted the Appraisal Measures for the Operating Results of the Company ( ??????? ???‘), altogether further improving the Company’s corporate governance and internal controls to promote the sound and sustainable developments of the Company.During the reporting period, in view of the highly centralized systematic transportation management on the national railway network, it was necessary for the Company’s largest shareholder, GRGC, to obtain the Company’s financial information and the Company’s monthly financial data summaries during the reporting period, in order to exercise its administrative functions as an industry leader granted by laws and administrative regulations. In view of this, the Company duly complied with regulations set out in the Management Rules on Inside Information and Insiders ( ????????????‘), enhanced the management of non-public information, reminded its shareholders to promptly fulfill their obligations with respect to confidentiality and the prevention of insider trading.Improvement of corporate governance is a long-term systematic project, which requires continuous improvement and enhancement. As it always has, the Company will continue to promptly update and improve its internal systems in accordance with the relevant regulations, promptly identify and solve problems, strengthen its management foundation and enhance its awareness of standardized operation and level of governance to promote the regulated, healthy and sustainable development of the Company.Is there any significant difference between the corporate governance and the requirements of laws, administrative regulations and the CSRC on the corporate governance of listed companies? If there is any significant difference, explanations shall be made1⁄2 Applicable ? Not applicable034 035

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

II. Specific measures taken by the controlling shareholder and actual controller of the Company to ensure the independence of the Company in terms of assets, personnel, finance, organization and business, as well as the solutions, work progress and follow-up work plans for ensuring the Company's independence

☐ Applicable ✓ Not applicable

Circumstances where the controlling shareholder, actual controller and other units under their control are engaged in the same or similar business as the Company, as well as the impact of horizontal competition or major changes in horizontal competition on the Company, the resolution measures that have been taken, the progress of resolution and the follow-up plan for resolution

☐ Applicable ✓ Not applicable

III. SUMMARY OF GENERAL MEETINGS

(1) General meetings held during the reporting period

Session of meeting	Date	Media in which resolutions were disclosed	Date of disclosure	Resolutions
2020 Annual General Meeting	17 June 2021	Website of SSE (www.sse.com.cn) HKExnews website of SEHK (www.hkexnews.hk)	18 June 2021 17 June 2021	A total of 11 resolutions were considered and passed at the meeting with no objection.

(2) Important event for the attention of shareholders in the coming year

The Company plans to convene the 2021 Annual General Meeting, during which it will conduct votes and make resolutions on issues including the profit distribution plan. With respect to the specific arrangements for the 2021 Annual General Meeting, investors are advised to pay attention to and carefully read the "Notice of 2021 Annual General Meeting" which will be published on the website of the SSE (http://www.sse.com.cn), the HKExnews website of the SEHK (http://www.hkexnews.hk) and the Company's website (http://www.gsrc.com) in due course.

IV. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(1) Changes in shareholdings and remunerations of Directors, Supervisors and senior management (current and resigned during the reporting period)

Unit: shares

Name	Position (note)	Gender	Age	Beginning of engagement period	End of engagement period	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Increase/ decrease in the number of shares during the year	Reason for increase/ decrease	Total remuneration received from the Company (before tax) during the reporting period (RMB ten thousand)	Whether receiving remuneration from related parties of the Company
Wu Yong	Chairman of the Board	Male	58	18 December 2014	15 June 2023	–	–	–	–	–	Yes
	Executive Director			16 December 2014	15 June 2023						
Hu Lingling	Executive Director	Male	58	26 May 2016	15 June 2023	–	–	–	–	60.98	No
	General Manager			9 December 2015	To present						
Guo Jiming	Non-executive Director	Male	54	23 December 2019	15 June 2023	–	–	–	–	–	Yes
Hu Dan	Non-executive Director	Male	49	17 June 2021	15 June 2023	–	–	–	–	–	Yes
Wang Bin	Non-executive Director (resigned)	Male	48	16 June 2020	17 June 2021	–	–	–	–	–	Yes
Zhang Zhe	Non-executive Director	Male	50	23 December 2019	15 June 2023	–	–	–	–	–	Yes
Zhou Shangde	Executive Director	Male	51	17 June 2021	15 June 2023	–	–	–	–	41.26	No
	Deputy Secretary of the Party Committee			19 March 2021	To present						
	Employee Representative Supervisor (resigned)			28 May 2015	17 June 2021						
Guo Xiangdong	Executive Director (resigned)	Male	56	23 December 2019	17 June 2021	80,000	60,000	20,000	Reduction in shareholding in the secondary market	10.62	Yes
	Chairman of Labor Union (resigned)			25 September 2019	13 April 2021						
	Deputy General Manager (resigned)			16 June 2020	27 April 2021						
Frederick Ma Si-Hang	Independent Non-executive Director	Male	70	16 June 2020	15 June 2023	–	–	–	–	13.87	No
Tang Xiaofan	Independent Non-executive Director	Male	53	16 June 2020	15 June 2023	–	–	–	–	11.20	No

036–037

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

Name	Position (note)	Gender	Age	Beginning of engagement period	End of engagement period	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Increase/ decrease in the number of shares during the year	Reason for increase/ decrease	Total remuneration received from the Company (before tax) during the reporting period (RMB ten thousand)	Whether receiving remuneration from related parties of the Company
Qiu Zilong	Independent Non-executive Director	Male	55	16 June 2020	15 June 2023	–	–	–	–	11.20	No
Lei Chunliang	Chairman of the Supervisory Committee	Male	58	17 June 2021	15 June 2023	–	–	–	–	–	Yes
Liu Mengshu	Chairman of the Supervisory Committee (resigned)	Male	58	29 May 2014	17 June 2021	–	–	–	–	–	Yes
Chen Shaohong	Shareholder Representative Supervisor	Male	55	26 June 2008	15 June 2023	–	–	–	–	–	Yes
Xiang Lihua	Shareholder Representative Supervisor	Male	48	13 June 2019	15 June 2023	–	–	–	–	–	Yes
Meng Yong	Shareholder Representative Supervisor	Male	54	23 December 2019	15 June 2023	–	–	–	–	–	Yes
Huang Songli	Employee Representative Supervisor	Male	46	17 June 2021	15 June 2023	–	–	–	–	34.32	No
	Chairman of Labor Union Deputy General Manager			13 April 2021 27 April 2021	To present To present						
Lin Wensheng	Employee Representative Supervisor	Male	57	16 June 2020	15 June 2023	–	–	–	–	41.43	No
Gong Yuwen	Deputy Secretary of the Party Committee, Secretary of the Discipline Inspection Commission	Male	55	2 April 2018	To present	–	–	–	–	47.46	No
Luo Jiancheng	Deputy General Manager	Male	49	30 December 2016	To present	–	–	–	–	47.09	No
Tang Xiangdong	Deputy General Manager, Secretary of the Board, and Company Secretary	Male	53	29 October 2019 3 December 2019	To present To present	–	–	–	–	47.95	No
Luo Xinpeng	Chief Accountant	Male	56	29 October 2019	To present	–	–	–	–	47.42	No
Total						80,000	60,000	20,000	/	414.80	/

Name BiographyWu Yong Mr. Wu, male, born in June 1963, is the Chairman of the Board of the Company. Mr. Wu holds a bachelor’s degree, and is a certified senior engineer. He had served successively as the deputy bureau chief of Benghu Sub-bureau of Shanghai Railway Bureau, the commander chief of Hefei-Wuhan Railway Engineering Construction Headquarters of Shanghai Railway Bureau, the bureau chief assistant and the deputy bureau chief of Wuhan Railway Bureau, and the bureau chief and the deputy party secretary of Chengdu Railway Bureau, the chairman and the general manager of GRGC and the deputy secretary of the party committee. He is currently the chairman of GRGC and the secretary of the party committee. Hu Lingling Mr. Hu, male, born in November 1963, is an Executive Director and the General Manager of the Company. Mr. Hu holds a bachelor’s degree and is an engineer. He had served successively as the deputy chief engineer and the deputy station master of Shaoguan Station (the current Shaoguan East Station) of the Yangcheng company headquarters of GRGC, the deputy chief engineer and the deputy general manager of the Yangcheng company headquarters of GRGC, and the director of the transportation department and the deputy general manager of GRGC. He had also worked in the global business department in the headquarters of the International Union of Railways in Paris, France and served as the deputy general manager of Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited. He is currently the General Manager of the Company.Guo Jiming Mr. Guo, male, born in December 1967, is a Non-executive Director of the Company. Mr. Guo holds a bachelor’s degree and is a certified senior accountant. He had previously served as the deputy head of the Finance Subsection of Wuhan Sub-bureau of Zhengzhou Railway Bureau, the head of the Finance Section and the director of Capital Settlement Center of Wuhan Railway Bureau, the chief accountant of Jinan Railway Bureau, the chief accountant of China Railway Jinan Group Co., Ltd and the director of GRGC. He is currently the chief accountant of GRGC.Hu Dan Mr. Hu, male, born in June 1972, is currently a Non-executive Director of the Company. Mr. Hu holds a bachelor’s degree and is an engineer. Mr. Hu had previously served as the chief of the Integrated Analysis Division of the Safety Supervision Office, the deputy chief of the Safety Supervision Office, the secretary of the Party Committee of the Loudi Railway Depot, the head of the Loudi Railway Depot and the head of the Zhuzhou Railway Station of GRGC. He is currently as the chief of the Transportation Department of GRGC.Zhang Zhe Mr. Zhang, male, born in October 1971, is a Non-executive Director of the Company. Mr. Zhang holds a bachelor’s degree and is a senior engineer. He had previously served as the station master of Tangxi Station and the director of the Subdivision of Freight Transportation Marketing of the Yangcheng company headquarters of GRGC, the deputy director of Safety Supervision Sub-office of Guangzhou Railway Office, the deputy station master of Jiangcun Station of the Company, the head of Zhaoqing Train Section of SR, and the station master of Guangzhou South Station of the Company. He is currently the director of Passenger Transport Department of GRGC.038 039

GUANGSHEN RAILWAY 2021 ANNUAL REPORTName BiographyZhou Shangde Mr. Zhou, male, born in December 1970, is currently an Executive Director and deputy secretary of party committee of the Company. Mr. Zhou holds a master’s degree and is a political officer. Mr. Zhou had previously served as the deputy head of the Organization and Human Resources Department, the chief of the Party Committee Office and the chairman of the union of the General Service Center of the Company; the deputy head of the Human Resources Department, the deputy office chief and chief of the Reception Office and the secretary of the Party General Branch of the Company Affairs Office of GRGC; and the secretary of the Party Committee and head of the Shenzhen Railway Station, the head and deputy secretary of the Party Committee of the Shenzhen North Railway Station of the Company, and an employee representative supervisor of the Company. He is currently the deputy secretary of the Party Committee of the Company.Frederick Ma Mr. Ma, male, born in February 1952, is an Independent Non-Executive Director of the Si-Hang Company. Mr. Ma holds a bachelor’s degree in economics and history from the University of Hong Kong. Mr. Ma is an honorary doctor of social sciences at Lingnan University and the City University of Hong Kong, respectively, an honorary professor of the Faculty of Economics and Finance at the University of Hong Kong, a member of the International Advisory Council of China Investment Corporation, a permanent honorary president of the Hong Kong Special Schools Council, a member of the Global Advisory Council of Bank of America Group, an honorary professor of the Faculty of Business Administration at the Chinese University of Hong Kong, an honorary advisor of the School of Accountancy at the Central University of Finance and Economics, the chairman of the Council of the Education University of Hong Kong, a member of the Chief Executive’s Council of Advisors on Innovation and Strategic Development of the Hong Kong SAR Government, and a member of the International Advisory Council of Investcorp. Mr. Ma had been previously honored with a Gold Bauhinia Star and appointed as a Non-official Justice of the Peace. He had previously served as the managing director of the UK branch of RBC Dominion Securities, the deputy chairman and managing director of Kumagai Gumi (HK) Limited, the managing director and Asia manager of the Private Banking Department of Chase Manhattan Bank, the Asia Pacific CEO of Private Banking of JPMorgan Chase & Co., the CFO and executive director of PCCW Limited, the Secretary for Financial Services and the Treasury of Hong Kong SAR Government, the Secretary for Commerce and Economic Development of Hong Kong SAR Government, the non-executive chairman of China Strategic Holdings Limited, an independent non-executive director of China Resources Land Limited, an independent non-executive director of Hutchison Port Holdings Limited, an outside director of China Oil and Foodstuffs Corporation, an outside director of China Mobile Communications Group Co., Ltd, an independent non-executive director of Agricultural Bank of China Limited, an independent non-executive director of Aluminum Corporation of China Limited, the non-executive chairman of MTR Corporation Limited, a non-executive director of Husky Energy Inc. and a director of New Frontier Corporation. He is currently an independent non-executive director of the Company, COSCO SHIPPING Holdings Co., Ltd., FWD Group Limited, HH&L Acquisition Co. and Unicorn II Holdings Limited.

Name BiographyTang Xiaofan Mr. Tang, male, born in October 1968, is an Independent Non-Executive Director of the Company. Mr. Tang holds a master’s degree in economics management from the School of Economics and Trade at Jiangxi Agricultural University and is a senior auditor, a PRC certified public accountant, an accountant certified by the Association of International Accountants and a certified internal auditor. Mr. Tang also obtained the qualification of secretary of the board of companies listed on the SSE and the securities and fund practitioner qualification in the PRC, and is a securities investment advisor. Mr. Tang had previously served as the deputy section chief of Yichun Audit Bureau of Jiangxi, the audit manager of Shenzhen Dahua Tiancheng Accounting Firm, the audit manager of BDO China Shu Lun Pan Certified Public Accountants LLP and Yangcheng (HK) CPA Limited, the vice president and CFO of Guangzhou Greenery Cafe Company Limited, the secretary of the board and CFO of Guangzhou Jiacheng International Logistics Co., Ltd. (a company listed on the SSE), the deputy general manager of Guangdong Xiyu Investment Management Co., Ltd. and a director and the senior vice president of Jiangxi Geto New Materials Corporation Limited. He is currently a director and the general manager of Guangzhou Dening Investment Management Co., Ltd.Qiu Zilong Mr. Qiu, male, born in March 1967, is an Independent Non-executive Director of the Company. Mr. Qiu holds a bachelor’s degree of physics in radio from Hunan Normal University and a master’s degree in business administration from Peking University Shenzhen Graduate School and is currently the executive vice president of Shenzhen Changsha Chamber of Commerce. Mr. Qiu had previously served as the assistant engineer, assistant factory director and deputy factory director of Guangdong Panyu Safety Equipment Factory, the deputy general manager of Shenzhen Xingelan Electronic Co., Ltd., the managing director of Shenzhen Guanzhong Xie’an Electronic Technology Co., Ltd. and the managing director of Shenzhen Xingguanzhong Electronic Technology Co., Ltd. He is currently the general manager of Shenzhen Changshang Investment Management Co., Ltd. and a director of Shenzhen Beida Soft Bank Investment Corporation Limited.Lei Chunliang Mr. Lei, male, born in April 1963, is currently the chairman of the Supervisory Committee of the Company. Mr. Lei holds a bachelor’s degree and is a senior political officer. Mr. Lei had previously served as the secretary of the Communist Youth League Committee of Xi’an Railway Sub-bureau under Zhengzhou Railway Bureau; the secretary of the Party Committee of the Xi’an Railway Station of Xi’an Railway Bureau; the vice chairman of the union, the deputy secretary of the Party Committee and the secretary of the Discipline Inspection Committee of Xi’an Railway Bureau; and the deputy secretary of the Party Committee, the secretary of the Discipline Inspection Committee and a director of China Railway Xi’an Bureau Group Co., Ltd. He is currently the secretary of the Discipline Inspection Committee of GRGC .040 041

GUANGSHEN RAILWAY 2021 ANNUAL REPORTName BiographyChen Mr. Chen, male, born in January 1967, is a Shareholder Representative Supervisor of the Shaohong Company. Mr. Chen holds a bachelor’s degree and is a certified senior economist. He had served successively in GRGC as the vice-director of the corporate management office and the vice-director and director of the corporate management and legal affairs department of GRGC, the vice-chief economist and the director of the corporate and legal affairs department of GRGC, the chief legal advisor and the chief of the corporate management and legal affairs department of GRGC, and the chief legal advisor and the director of the corporate management and legal affairs department of GRGC. He is currently the chief legal advisor of GRGC.Xiang Lihua Mr. Xiang, male, born in September 1973, is a Shareholder Representative Supervisor of the Company. Mr. Xiang holds a bachelor’s degree and is a senior political engineer. He had previously served as the secretary of the Board and the director of the general department of GZR, the deputy office director of GRGC, the Vice Secretary of the Party Committee and the Secretary of Committee for Discipline Inspection of the Company’s Communication and Signaling Section in Guangzhou, and the head of the marketing department of GRGC. He is currently the director (chief) of the human resources department (party committee organization) of GRGC.Meng Yong Mr. Meng, male, born in September 1967, is a Shareholder Representative Supervisor of the Company. Mr. Meng holds a bachelor’s degree and is an accountant. He had previously served as the head of the Finance Planning Division of the Finance Section and the deputy director of the Finance Section, the deputy director of the Finance Department (Revenue Division) of GRGC and the director of the Audit Department of GRGC. He is currently the director of the Finance Department (Income Department) of GRGC.Huang Songli Mr. Huang, male, born in September 1975, is currently an Employee Representative Supervisor, chairman of labor union and deputy general manager of the Company. Mr. Huang holds a bachelor’s degree and is an assistant engineer. Mr. Huang had previously served as the deputy head of the Guangzhou South Railway Station, the head and deputy secretary of the Party Committee of the Tangxi Railway Station of Yang Cheng Railway Company under GRGC; the deputy head of the Guangzhou Railway Depot and the head of the Tangxi Railway Station of GRGC; the deputy head of the Guangzhou Railway Depot of the Company; the deputy general manager of Guangmeishan Railway Co., Ltd.; the head of the Preparation Group of the Guangzhou Junction Northeastern Truck Outer Ring Railway Construction of GRGC; and the deputy head of the Command Department of Guangzhou Project Construction and the deputy head of the Command Department of the Foshan West Railway Station Project Construction of GRGC. He is currently the chairman of labor union and the deputy general manager of the Company.

Name BiographyLin Wensheng Mr. Lin, male, born in December 1964, is an Employee Representative Supervisor of the Company. Mr. Lin holds a bachelor’s degree and is a senior accountant. Mr. Lin had previously served as the chief accountant of the Industrial and Electrical Business Department of the Company, the deputy chief economist of the Guangzhou Electricity Section and the head of the Planning and Finance Department of the Company. He is currently the head of the Audit Department of the Company.Gong Yuwen Mr. Gong, male, born in September 1966, is the Deputy Secretary of the Party Committee, and the Secretary of the Discipline Inspection Commission of the Company. Mr. Gong holds a bachelor’s degree and is an economist. He had served successively as the deputy director and the director of the human resources department (party committee organisation) leading the personnel department of GRGC, the deputy director of the human resources department of GRGC and the deputy director of the organizational department of the party committee. He also served in the Company as the Party Deputy Secretary and the deputy station master of Guangzhou East Station, the Secretary of the Party Committee and the deputy station master. He is currently the Deputy Secretary of the Party Committee, and the Secretary of the Discipline Inspection Commission of the Company.Luo Jiancheng Mr. Luo, male, born in January 1973, is the Deputy General Manager of the Company. Mr. Luo graduated with a bachelor’s degree, a master’s degree in engineering from Tsinghua University and is a senior engineer. He served successively as the chief of the Investigation & Inspection Division of the General Office of GRGC, the station master of Shiweitang Station of SR, the deputy chief of the Transportation Department of GRGC, the assistant of the General Manager of the Company, the general manager of Guangzhou Tiecheng Enterprise Company Limited and the deputy general manager of GMSR. He is currently the Deputy General Manager of the Company.Tang Mr. Tang, male, born in September 1968, is the Deputy General Manager and the Secretary Xiangdong of the Board of the Company. Mr. Tang graduated with a bachelor’s degree and holds an MBA degree, and is a senior accountant. He had served as the Office Supervisor of the Revenue Settlement Center, the Director of the Finance Department and the Chief Accountant of the Company. He is currently the Deputy General Manager and the Secretary of the Board of the Company.Luo Xinpeng Mr. Luo, male, born in October 1965, is the Chief Accountant of the Company. Mr. Luo completed a part-time master’s degree and is a senior accountant. He had previously served as the vice director of the finance department of the Guangzhou Railway Works of the Ministry of Railways, the director of the finance department, the chief accountant and the director of the finance department of the Guangzhou Railway Rolling Stock Works of China National Railway Locomotive & Rolling Stock Industry Corporation, the chief accountant of GRGC’s Guangzhou railway rolling stock works, the chief accountant of Yuehai Railway Company Limited, and the chief accountant of Hainan Railway Company Limited. He is currently the Chief Accountant of the Company.042 043

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

(2) Engagements of directors, supervisors and senior management (current and resigned during the reporting period)

1. Engagements in shareholders

Name of personnel	Name of shareholder	Position at shareholder	Beginning of engagement	End of engagement
Wu Yong	GRGC	Chairman of the Board	August 2014	
		Secretary of the Party Committee	November 2017	
Guo Jiming	GRGC	Chief Accountant	June 2019	
Hu Dan	GRGC	Director of the Transportation Department	July 2020	
Wang Bin (resigned)	GRGC	Director of the Transportation Department	November 2018	July 2020
Zhang Zhe	GRGC	Chief of the Passenger Transport Department	April 2019	
Lei Chunliang	GRGC	Secretary of the Committee for Discipline Inspection	September 2020	
Liu Mengshu (resigned)	GRGC	Deputy Secretary of the Party Committee and Secretary of the Committee for Discipline Inspection	December 2013	September 2020
Chen Shaohong	GRGC	Chief Legal Adviser	December 2017	
Xiang Lihua	GRGC	Director (Chief) of Human Resources Department (Party committee organization)	September 2018	
Meng Yong	GRGC	Chief of the Finance Department (Income Department)	April 2020

2. Engagements in other companies

Name of personnel	Name of company	Position at company
Wu Yong	Qian Zhang Chang Railway Company Limited, Huai Shao Heng Railway Co., Ltd.	Chairman of the Board
Guo Jiming	GDR, Shichang Railway Company Limited	Chairman of the Board
	WGPR	Vice Chairman of the Board
	Hukun Passenger Railway Line (Hunan) Company Limited	Director
	GZIR, PRDIR and Hainan Railway Company Limited	Chairman of the Supervisory Committee
Hu Dan	Shenzhen Pingnan Railway Company Limited	Vice Chairman of the Board
	Shichang Railway Company Limited	Director
	Hunan Intercity Railway Company Limited, PRDIR	Supervisor
Wang Bin (resigned)	China Railway Nanchang Group Co., Ltd.	Deputy General Manager
Zhang Zhe	Guangdong Tieqing International Travel Agency Company	Director
	Beijing Zhongtie Commemorate Ticket Co., Ltd.	Supervisor
Guo Xiangdong (resigned)	GDR	Deputy General Manager
Frederick Ma Si-Hang	COSCO SHIPPING Holdings Co., Ltd., FWD Group Limited, HH&L Acquisition Co. and Unicorn II Holdings Limited	Director
Tang Xiaofan	Guangzhou Dening Investment Management Co., Ltd.	Managing Director
Qiu Zilong	Shenzhen Changshang Investment Management Co., Ltd.	General Manager
	Shenzhen Beida Soft Bank Investment Corporation Limited	Director
Liu Mengshu (resigned)	China Railway Nanchang Group Co., Ltd.	Secretary of the Commission for Discipline Inspection
Chen Shaohong	GDR, Hainan Railway Company Limited, XSR, MSR	Director
	Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Company Limited	Chairman of the Supervisory Committee
Meng Yong	Hong Kong Qiwen Trade Company Limited	Director
	WGPR, GDR	Chairman of the Supervisory Committee
	Hukun Passenger Railway Line (Hunan) Company Limited, Huai Shao Heng Railway Co., Ltd.	Supervisor
Luo Jiancheng	Dongguan Changsheng Enterprise Company Limited, Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited, Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited and Zengcheng Lihua Stock Company Limited	Chairman of the Board
	Guangzhou Tiecheng Enterprise Company Limited	Director
Luo Xinpeng	Guangzhou Tiecheng Enterprise Company Limited	Director

044–045

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

(3) Remuneration of directors, supervisors and senior management

Decision-making procedure of the remuneration of Directors, Supervisors and senior management	Remuneration or allowance standards of the Directors and Supervisors of the Company should be submitted for approval at the general meeting after consideration and discussion by the Board.
Basis for determination of the remuneration of the Directors, Supervisors and senior management	Determined with reference to the level of remuneration in Shenzhen where the Company is located, the job nature of individual staff, as well as the annual objectives of the Company, the completion status of work targets and the operating results of the Company.
Actual payment of remuneration of Directors, Supervisors and senior management	During the reporting period, none of the following Directors, namely Wu Yong, Guo Jiming, Hu Dan, Wang Bin, Zhang Zhe, and the following Supervisors, namely Lei Chunliang, Liu Mengshu, Chen Shaohong, Xiang Lihua and Meng Yong, received any remuneration from the Company. As far as the Company is aware, as at the date of publication of this report, the Company had no arrangements under which the Directors, Supervisors and senior management had waived or agreed to waive any remuneration. For details of the actual payment of remuneration to the Directors, Supervisors and senior management during the reporting period, please see the section headed "Changes in shareholdings and remunerations of Directors, Supervisors and senior management (current and resigned during the reporting period)" in this chapter.
Total actual amount of remuneration received by all of the Directors, Supervisors and senior management at the end of the reporting period	During the reporting period, the Directors, Supervisors and senior management received a total remuneration of RMB4.148 million.

(4) Changes in directors, supervisors and senior management

Name	Position held	Change	Reason for change
Hu Dan	Non-executive Director	Elected	Election at general meeting
Zhou Shangde	Executive Director	Elected	Election at general meeting
Lei Chunliang	Shareholder Representative Supervisor, Chairman of the Supervisory Committee	Elected	Election at general meeting
Huang Songli	Employee Representative Supervisor	Elected	Election at employee representative meeting
Huang Songli	Deputy General Manager	Engaged	Engaged by the Board
Wang Bin	Non-executive Director	Resigned	Adjustment of work arrangements
Guo Xiangdong	Executive Director	Resigned	Adjustment of work arrangements
Liu Mengshu	Shareholder Representative Supervisor, Chairman of the Supervisory Committee	Resigned	Adjustment of work arrangements
Zhou Shangde	Employee Representative Supervisor	Resigned	Adjustment of work arrangements
Guo Xiangdong	Deputy General Manager	Dismissed	Adjustment of work arrangements

(5) Explanation of punishment by securities regulatory bodies for the past three years

☐ Applicable ✓ Not applicable

046–047

GUANGSHEN RAILWAY 2021 ANNUAL REPORT(6) Other information on directors, supervisors and senior management1. Equity interests of Directors, Supervisors or Chief ExecutivesSave as disclosed below, as of the end of the reporting period, there was no record of interests or short positions (including the interests and short positions which were taken or deemed to have under the provisions of the SFO) of the Directors, Supervisors or chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company did not receive any notification of such interests or short positions from any Directors, Supervisors or chief executives of the Company as required to be made to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules of SEHK.Percentage of Percentage of shareholding shareholding in the in the total relevant class Name of company/ Capacity and Number and share capital of shares of associated nature of class of shares of the the Company Long/short Name corporation Position interest held Company (%) (%) positionGuo Xiangdong The Company Director Beneficial A Shares: 0.00085 0.0011 Long position (resigned) owner 60,000 shares Xiang Lihua The Company Supervisor Interest of A Shares: 0.00026 0.00032 Long position spouse 18,200 shares During the reporting period, none of the Company or its subsidiaries had entered into any arrangement such that the Company’s Directors, Supervisors or chief executives or their respective spouses or children under the age of 18 could obtain any right to subscribe for any shares or debentures of the Company or any other legal entities.Other companies in which the Directors and Supervisors of the Company were directors or employees did not have interests in the shares and underlying shares of the Company that were required to be disclosed to the Company under Sections 2 and 3 of Part XV of the SFO.

2. Service contracts of Directors and Supervisors

Each of the Directors and Supervisors of the Company has entered into a service contract with the Company. The Company and its subsidiaries did not enter into any director's or supervisor's service contract prior to 31 January 2004 and were exempt from complying with the shareholders' approval requirement under Rule 13.68 of the Listing Rules of SEHK. None of the Directors or Supervisors has entered into any service contract with the Company which cannot be terminated by the Company within one year without payment of compensation (other than statutory compensation).

3. Interests of Directors and Supervisors in contracts

None of the Directors or Supervisors of the Company had any direct or indirect interests in any transaction, contract or arrangement of significance subsisting during the year to which the Company or any of its subsidiaries was a party.

V. BOARD MEETINGS HELD DURING THE REPORTING PERIOD

Session of meeting	Date	Resolutions
The sixth meeting of the ninth session of the Board	26 January 2021	A total of 1 resolution was considered and passed at the meeting with no objection.
The seventh meeting of the ninth session of the Board	29 March 2021	A total of 10 resolutions were considered and passed at the meeting with no objection.
The eighth meeting of the ninth session of the Board	27 April 2021	A total of 3 resolutions were considered and passed at the meeting with no objection.
The ninth meeting of the ninth session of the Board	30 August 2021	A total of 2 resolutions were considered and passed at the meeting with no objection.
The tenth meeting of the ninth session of the Board	28 October 2021	A total of 2 resolutions were considered and passed at the meeting with no objection.

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

VI. PERFORMANCE OF DUTIES BY DIRECTORS

(1) Attendance at Board meetings and general meetings by Directors

	Attendance at Board meetings							Attendance at general meetings
Name of Director	Whether the Director is an Independent Director	Number of Board meetings to be attended this year	Number of meetings attended in person	Number of meetings attended by way of telecommunication	Number of meetings attended by proxy	Number of absences	Whether two consecutive Board meetings were not attended in person	Number of general meetings attended
Wu Yong	No	5	5	5	0	0	No	0
Hu Lingling	No	5	5	5	0	0	No	1
Guo Jiming	No	5	5	5	0	0	No	1
Hu Dan	No	2	2	2	0	0	No	1
Wang Bin (resigned)	No	3	3	3	0	0	No	0
Zhang Zhe	No	5	5	5	0	0	No	1
Zhou Shangde	No	2	2	2	0	0	No	1
Guo Xiangdong (resigned)	No	3	3	3	0	0	No	0
Frederick Ma Si-Hang	Yes	5	5	5	0	0	No	0
Tang Xiaofan	Yes	5	5	5	0	0	No	1
Qiu Zilong	Yes	5	5	5	0	0	No	1

Explanation on the failure to attend two consecutive Board meetings in person

☐ Applicable ✓ Not applicable

Number of Board meetings held during the year	5
Including: Number of on-site meetings	0
Number of meetings held by way of telecommunication	5
Number of meetings held on-site combined with telecommunication	0

(2) Performance of duties by Independent Directors

1. Attendance at meetings

During the reporting period, the Company held 1 general meeting, 5 Board meetings and 6 Audit Committee meetings. The Company did not hold any Remuneration Committee meeting. All Independent Directors attended all the meetings either in person or by proxy. Please see the relevant part of "Attendance at Board meetings and general meetings by Directors" and "Audit Committee" of this chapter for details.

2. Objection to related matters of the Company by Independent Directors

☐ Applicable ✓ Not applicable

3. Recommendations for the Company and approval

During the reporting period, all Independent Directors of the Company faithfully performed their responsibilities and obligations stipulated by laws, regulations, the Articles and the Work Rules of Independent Directors (《獨立董事工作條例》) with an attitude of responsibility towards all of the shareholders of the Company. They showed solicitude for the Company's operation and compliance with laws, actively participated in Board meetings and related meetings, and carefully reviewed each of the resolutions proposed at the meetings. They also raised independent opinions according to relevant rules and facts according to their knowledge of the material affairs of the Company, such as external guarantees, connected transactions, changes of directors and engagements of senior management. During the process of preparation and disclosure of the annual report, the Independent Directors fulfilled the duties required by the securities regulatory authorities and the Annual Report Working Rules of the Audit Committee and Independent Directors (《審核委員會及獨立董事年報工作制度》). They performed their duties in a proactive manner, and communicated with the Company and finance and auditing firms adequately and carefully raised practical suggestions. The Independent Directors exerted their independent functions adequately and ensured the legitimate rights and interests of the shareholders, especially minority shareholders, of the Company.

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

Firstly, the Independent Directors recommended the Company to cooperate with the external auditor in relation to the auditing of the 2020 Annual Report in accordance with the agreed audit arrangements. The Company promptly provided the accounting information and other relevant information required for the audit to ensure the audit quality of the 2020 Annual Report.

Secondly, they recommended the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as the domestic auditor and PricewaterhouseCoopers as the international auditor of the Company for 2021. The above resolutions for the re-appointment of domestic and international auditors were passed upon consideration at the seventh meeting of the ninth session of the Board and the 2020 Annual General Meeting of the Company.

4. On-site working and inspection

During the reporting period, the Independent Directors of the Company mainly participated in on-site meetings to gain knowledge of the Company's daily operations. They also communicated with other Directors, senior management and related staff of the Company through telephone and emails as detailed below:

Time	Matter	Venue	Participant
17 June 2021	Attendance at the 2020 Annual General Meeting	Headquarters of the Company	Tang Xiaofan, Qiu Zilong
17 June 2021	On-site inspection at the headquarters and the transportation and production sites of the Company	Headquarters of the Company, Guangzhou East Station, Shenzhen Station and Guangzhou-Shenzhen Intercity Train	Tang Xiaofan, Qiu Zilong

5. Expression of independent opinions

During the reporting period, the Independent Directors of the Company expressed independent opinions as follows:

Time	Meeting	Matter	Type of opinion
26 January 2021	Sixth meeting of the ninth session of the Board	Independent opinion on the Company's increase of capital contribution to China Railway Express Co., Ltd.	The capital increase proposal was entered into by the Company on normal commercial terms, the terms of which were fair and reasonable and in the interests of the Company and its shareholders as a whole.
29 March 2021	Seventh meeting of the ninth session of the Board	Special explanation and independent opinion on the Company's external guarantees	The Company had no external guarantee during the reporting period.
29 March 2021	Seventh meeting of the ninth session of the Board	Independent opinion on the Company's profit distribution proposal for 2020	This proposal is in compliance with the relevant regulatory rules and the Articles of Association, and in line with the Company's actual situation at present, is conducive to the Company's sustainable and stable development, and does not harm the interests of minority shareholders. Thus, it agreed to submit the proposal to the Company's 2020 annual general meeting for consideration.
27 April 2021	Eighth meeting of the ninth session of the Board	Independent opinion on the Company's appointment of Mr. Huang Songli as deputy general manager	After reviewing the related nomination documents and materials of the proposed personnel, they confirmed that their qualifications and the engagement procedures were legal and agreed to the engagement of these personnel by the Board.
17 June 2021	2020 Annual General Meeting	Independent opinion on the nomination of Mr. Hu Dan and Mr. Zhou Shangde by GRGC as the candidates for non-independent directors of the ninth session of the Board of the Company	After reviewing the related nomination documents and materials of the proposed personnel, they confirmed that their qualifications were legal and agreed to recommend these Director candidates at the general meeting.

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

VII. SPECIAL COMMITTEES UNDER THE BOARD

(1) Members of the special committees under the Board

Type of special committee	Name of member
Audit Committee	Frederick Ma Si-Hang (Chairman), Tang Xiaofan, Qiu Zilong
Remuneration Committee	Frederick Ma Si-Hang (Chairman), Tang Xiaofan, Qiu Zilong, Wu Yong, Hu Lingling

(2) The Audit Committee held 6 meetings during the reporting period

Date	Matters	Key opinions and suggestions
8 March 2021	Getting to know the Company's audit work arrangements for 2020, initially reviewing the Company's annual financial statements for 2020, and communicating with the Company's auditors before the audit.	Suggesting the Company to provide information to the auditors in a timely manner according to the audit plan, and cooperate for the completion of the audit work.
16 March 2021	Reviewing the Company's annual financial statements for 2020 for the second time, communicating with the Company's auditors, and issuing the Audit Supervision Letter to the auditors.	Requesting auditors to complete the audit work in accordance with the audit plan to ensure that the Company's annual report is disclosed on time.
26 March 2021	Reviewing the Company's annual report for 2020, evaluating the auditors' audit work in 2020, recommending to the Board on the appointment of auditors for 2021, reviewing the independent directors' work report for 2020 and the audit committee's performance report, getting to know the Company's internal audit and internal control work report for 2020.	Suggesting the Company to re-engage PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the Company's domestic and foreign auditors in 2021.
26 April 2021	Reviewing the Form 20F for 2020 and the financial report for the first quarter of 2021.	None.
26 August 2021	Reviewing the interim results report for 2021.	None.
27 October 2021	Reviewing the financial report for the third quarter of 2021.	None.

(3) Explanation on the matters with objection

☐ Applicable ✓ Not applicable

VIII. RISKS IDENTIFIED BY THE SUPERVISORY COMMITTEE IN THE COMPANY

☐ Applicable ✓ Not applicable

IX. EMPLOYEES OF THE COMPANY AND ITS MAJOR SUBSIDIARIES AT THE END OF THE REPORTING PERIOD

1. Information of employees

Total number of current employees	40,616
Number of disengaged and retired employees for whom the parent company and major subsidiaries shall be liable to expenses	32
Professional constitution	
Category of professional constitution	Number of professionals
Passenger, freight transportation and transit operation personnel	18,283
Engineering personnel	5,547
Driving personnel	3,496
Public works personnel	3,431
Electricity personnel	2,009
Electricity and water supplies personnel	2,319
Building construction personnel	1,226
Various operations and other employees of subsidiaries	107
Technical and administrative personnel	4,198
Total	40,616
Level of education	
Category of education level	Number of persons
Postgraduate or above	161
University graduate	5,192
College for professional training	16,556
Other (secondary vocational school, high school and vocational technical school, etc.)	18,707
Total	40,616

054–055

GUANGSHEN RAILWAY 2021 ANNUAL REPORT2. Remuneration policySalary for the Company’s staff mainly comprises basic salary, performance-based salary and benefit plans. The basic salary includes salary in respect of the position, salary in respect of skills and various allowances and subsidies accounted for under salary payable in accordance with regulations. Performance-based salary refers to salary calculated on the basis of economic benefits and social benefits, or piece-rate pay calculated on the basis of workload, or performance-based salary calculated on the basis of job performance. Benefit plans include various social insurance and housing funds paid as required by relevant policies. Please refer to Note 30 to the financial statements for the total wages and benefits paid by the Company to its employees during the reporting period.The Company implements a salary distribution policy in which labor remuneration is closely linked to economic benefits, labor efficiency and personal performance, and the total amount of employees’ remunerations is closely linked to the Company’s operating efficiency. The salary distribution of employees is based on the post labor evaluation and the employee performance appraisal. That is, in the salary distribution, the basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions of different positions are evaluated as the basis to determine the basic salary standards of employees, and to determine the actual remunerations of employees based on the technical and professional level of employees and the actual labor quantity and quality evaluation, thereby giving full play to the important role of the distribution system in the Company’s incentive mechanism, and mobilizing the enthusiasm of the employees.

3. Retirement planThe employees of the Company have participated in the basic pension insurance organized and implemented by the local labor and social security authorities, determines the base based on the average monthly income of the employees in the previous year within the upper and lower limits of the basic pension insurance payment bases stipulated by the local authorities, and pays monthly pension insurance premiums to the local basic pension insurance agencies according to the specified proportions. Except for the above-mentioned contributions, the Company will no longer undertake any further payment obligations, and the corresponding expenses shall be included in the current profit or loss when incurred. There are no forfeited contributions for basic pension insurance, as all contributions are fully vested in the employees upon payment.The employees of the Company also participate in the supplementary pension insurance organized and implemented by GRGC. The Company pays the supplementary pension insurance premiums to the GRGC on a monthly basis based on the payment bases and standards of the supplementary pension insurance stipulated by GRGC. The contributions from entities and the investment income therefrom in the individual account of the employee supplementary pension insurance shall be attributed to the individual employee according to the relevant rules. The part of the contributions of the supplementary pension insurance that is not attributed to the individual employee due to the employee’s resignation will not be used to offset the existing contributions, but will be transferred to the public account of the supplementary pension insurance fund, and then assigned to the members of the supplementary pension insurance fund after performing the approval procedures as required4. Training planDuring the reporting period, the Company had a total of 104 occupational education management personnel and a total of 1,219,418 people participating in various vocational trainings, which mainly include training on job standardization, adaptability, qualification and continuing education. The annual training plan of the Company for the year was 100% completed and the training expenses amounted to approximately RMB41.5097 million.5. Labor outsourcing1⁄2 Applicable Not applicable056 057

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

X. PLANS FOR PROFIT DISTRIBUTION OR COMMON RESERVE CAPITALIZATION

(1) Formulation, implementation and adjustment of cash dividend distribution policy

Pursuant to the related requirements of the "Notice on Further Implementing Issues concerning Cash Dividends Distribution of Listed Companies" (《關於進一步落實上市公司現金分紅有關事項的通知》) by CSRC and SSRB, the Company amended provisions related to profit distribution in the Articles in 2012. The amended Articles clearly stipulate the standards, percentages and related decision-making procedures for cash dividend distribution by the Company, and the detailed conditions, decision-making procedures and mechanisms for adjustments to the profit distribution policy by the Company, which will provide systematic guarantee for the due diligence of the Independent Directors, the full expression of the minority shareholders' requests, and full protection of the legal interests of minority shareholders.

The principal requirements of cash dividends under the profit distribution policy of the Company are: where the conditions for cash dividend distribution are met, the Company, principally, shall distribute dividends in cash once a year, with the annual dividend distribution ratio being not less than 30%. Within three consecutive years, the accumulated profits distributed in cash of the Company shall not be less than 30% of the three-year annual average distributable profits. Unless otherwise stipulated by laws or administrative regulations, the amount of interim dividends distributed shall not exceed 50% of the distributable profits as stated in the interim profits statement of the Company. The Company may distribute interim dividends in the form of cash.

Since its listing in 1996, the Company has consistently adhered to a sustained and stable profit distribution policy, emphasized reasonable returns to investors and strived for the sustainable development of the Company. Save for 2020 when no cash dividend was declared due to the impact of the COVID-19 epidemic, the Company has distributed annual cash dividends for 24 consecutive years from 1996 to 2019, with an aggregate cash dividend amount of approximately RMB12.3 billion and a dividend payout ratio of approximately 57.77%.

(2) Specific explanation on cash dividend policy

Whether it complies with the provisions of the Articles of Association or the requirements of the resolutions at general meetings	✓Yes ☐No
Whether the dividend standards and ratios are definite and clear	✓Yes ☐No
Whether the relevant decision-making procedures and mechanisms are sound	✓Yes ☐No
Whether the independent directors performed their duties and played their roles	✓Yes ☐No
Whether minority shareholders have the opportunity to fully express their opinions and demands, and whether their legitimate rights and interests have been fully protected	✓Yes ☐No

(3) If profit was made during the reporting period and the parent company’s profit available to shareholders for distribution was positive, but no cash profit distribution plan or proposal has been made, the Company shall disclose the reasons in detail and the purpose and use plan of the undistributed profits1⁄2 Applicable ? Not applicable(4) Explanation on the profit distribution proposal for the reporting periodIn consideration of both the Company’s profitability in the past two years and the capital requirements for maintaining the normal operation of the Company, the Board of the Company proposed not to make profit distribution or capitalize capital reserve into share capital for 2021. This proposal has been considered and approved at the eleventh meeting of the ninth session of Board of the Company, and is subject to consideration and approval at the 2021 Annual General Meeting of the Company.Regarding the above profit distribution proposal, the independent directors of the Company agreed that: the proposal is in compliance with the relevant regulatory rules and the Articles of Association, and in line with the Company’s actual situation at present, is conducive to the Company’s sustainable and stable development, and does not harm the interests of minority shareholders. Thus, it agreed to submit the proposal to the Company’s 2021 annual general meeting for consideration.To the knowledge of the Company, there is no arrangement under which the Company’s shareholders have waived or agreed to waive any dividends.XI. THE COMPANY’S SHARE INCENTIVE SCHEME, EMPLOYEE STOCK OWNERSHIP PLAN, OR OTHER EMPLOYEES’ INCENTIVE MEASURES AND THEIR IMPACT(1) Share incentive, employee stock ownership plan or other incentive measures1⁄2 Applicable ? Not applicable(2) Share incentives granted to directors and senior executives during the reporting period1⁄2 Applicable ? Not applicable058 059

GUANGSHEN RAILWAY 2021 ANNUAL REPORT(3) Establishment and implementation of the company’s appraisal mechanism and incentive mechanism for senior management during the reporting periodIn order to strengthen the incentives to and restrictions on senior management, motivate the senior management to enhance their management capabilities and level, and review and evaluate the work and performance of the individual members of senior management, the Company implements an objective responsibility assessment mechanism for senior management, under which the Board and the senior management of the Company and its subsidiaries signed target assessment responsibility letters at the beginning of every year, and the indicators for such assessment include passenger and freight transportation volume, revenue from transportation, safety, costs, profit and management. After the assessment period, the Company provides incentive awards on an individual basis based on the completion of targets and tasks by individual members of senior management and the assessment results.XII. CONSTRUCTION AND IMPLEMENTATION OF INTERNAL CONTROL SYSTEM DURING THE REPORTING PERIODThe Company has been striving to establish an internal control system in compliance with international standards and regulatory requirements. Since 2006, the Company has started to establish and assess the efficacy of internal control related to financial reporting in accordance with the requirements of the United States Sarbanes-Oxley Act. Since 2011, the Company has started to consistently apply the Basic Regulations on Enterprise Internal Control ( ??????????‘) and Implementation Guidelines for Enterprise Internal Control ( ??????????‘) jointly promulgated by five ministries and commissions of the PRC, and has formed an internal control system that centers on the different departments and units under the group companies, encompassing finance management, information disclosure, budget management, fund management, contract management, project management, procurement and payment, sales and payment collection, costs and expenses, personnel management and preparation of financial reports. The Company has basically built up an internal control system that strings up decision-making, implementation and supervision, an equalizing system that separates different positions, and a management regulation and workflow that adapts to the operation characteristics of the Company to form a relatively comprehensive assessment system for internal control.During the reporting period, in accordance with national laws and regulations and the requirements of various regulatory agencies, and in light of the Company’s own management needs, the Company continued to implement the work division and collaboration among the three lines of defense of “self-inspection of the effectiveness of internal control by business and functional departments, independent evaluation by the internal audit department, and engagement of accounting firms to conduct internal control audits. “, while organizing training and testing on risk management and internal control systems for all staff to consolidate their risk management awareness, strengthening the ability of business departments to directly undertake risk management and control, thereby realizing the daily operation mechanism of risk management internal control of “risk management awareness of all staff, everyone participating in the internal control and the responsibility of everyone to enforce compliance”, and promoting the overall sound operation of the internal control mechanism.

During the reporting period, the Board of the Company continued to comply with the relevant domestic and overseas requirements, and carried out a self-assessment of the effectiveness of its internal control. For details of the assessment report, please refer to the Report on Internal Control 2021 disclosed on the website of SSE (http://www.sse.com.cn), the HKExnews website of SEHK (http://www.hkexnews.hk) and the website of the Company (http://www.gsrc.com).

Explanation on significant deficiencies in internal control during the reporting period

☐ Applicable ✓ Not applicable

XIII. MANAGEMENT AND CONTROL OVER THE SUBSIDIARIES DURING THE REPORTING PERIOD

☐ Applicable ✓ Not applicable

XIV. INFORMATION ON THE AUDIT REPORT ON INTERNAL CONTROL

PricewaterhouseCoopers Zhong Tian LLP has assessed the efficacy of the internal control system related to the financial reporting by the Board, and has issued an unqualified audit report. For details of the audit report, please refer to the Audit Report of Internal Control disclosed on the website of SSE (http://www.sse.com.cn), the HKExnews website of SEHK (http://www.hkexnews.hk) and the website of the Company (http://www.gsrc.com).

Will the Company disclose the audit report on internal control? Yes

Type of opinion on the Audit Report of Internal Control: Standard unqualified opinion

XV. RECTIFICATION OF PROBLEMS IDENTIFIED DURING THE SELF-EXAMINATION UNDER THE SPECIAL ACTION ON THE CORPORATE GOVERNANCE OF LISTED COMPANIES

During the reporting period, in accordance with the requirements of the Notice of the CSRC on Carrying out Special Actions on the Corporate Governance of Listed Companies (Zheng Jian Ban Fa [2020] No. 69) (《中國證監會關於開展上市公司治理專項行動的通知》(證監辦發[2020]69號)), the Company carried out comprehensive self-examination on its corporate governance performance in 2018, 2019 and 2020, and no problems in corporate governance were found in the Company. The relevant self-examination checklist had been filled out on 29 March 2021 through the government service platform of the CSRC (http://neris.csrc.gov.cn/portal).

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

XVI. CORPORATE GOVERNANCE REPORT

(1) Compliance with the Corporate Governance Code

Apart from the provision of the Corporate Governance Code regarding the establishment of a nomination committee, as far as the Company and its Directors are aware, during the reporting period, the Company has complied with the relevant code provisions set out in the Corporate Governance Code in Appendix 14 to the Listing Rules of SEHK. Meanwhile, the Company has applied the principles set out in the Corporate Governance Code to its corporate governance structure and practices.

As at the end of the reporting period, the Board of the Company decided not to set up a nomination committee after prudent consideration of the policy environment and background of the industry in which the Company operates, as well as the corporate governance structure over time. According to the requirements of the Articles and the Procedures for Shareholders to Nominate a Person for Election as a Director, upon the expiration of the term of a director of the Company or in the event of a vacancy following the resignation of a director of the Company, shareholders individually or collectively holding 3% or more of the issued shares of the Company may nominate a candidate to be a non-independent director by way of written proposal to the Company; and shareholders individually or collectively holding 1% or more of the issued shares of the Company may nominate a candidate to be an independent director by way of written proposal to the Company. Directors of the Company shall be elected at general meetings for a term of office of three years. Upon expiration of his or her term, the director shall be entitled to be re-elected.

(2) Securities transactions by Directors, Supervisors and senior management, and interests in competing business

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules of SEHK and the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Listed Companies and the Changes Thereof (《上市公司董事、監事和高級管理人員所持公司股份及其變動管理規則》) (Zheng Jian Gong Si Zi [2007] No. 56) of the CSRC as its own code of conduct regarding securities transactions of the Directors of the Company. The Company formulated the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Guangshen Railway Company Limited and the Changes Thereof (《廣深鐵路股份有限公司董事、監事和高級管理人員持有公司股份及其變動管理制度》), which was approved at the twenty-second meeting of the fourth session of the Board.

After making specific enquiries with all the Directors, Supervisors and senior management, the Company confirms that during the reporting period, all the Directors, Supervisors and senior management complied with the required standard set out in the abovementioned code, rules and regulations and system requirements.

After making specific enquiries with all the Executive Directors, Non-executive Directors and Supervisors, the Company confirms that during the reporting period, none of the Directors, Non-executive Directors and Supervisors held any interests in businesses that compete or may compete with the businesses of the Company directly or indirectly.(3) The BoardAs of the date of this report, the Board of the Company is composed of nine Directors, including Mr. Wu Yong (Chairman of the Board and Executive Director), Mr. Hu Lingling (Executive Director), Mr. Zhou Shangde (Executive Director), Mr. Guo Jiming (Non-executive Director), Mr. Hu Dan (Non-executive Director), Mr. Zhang Zhe (Non-executive Director), Mr. Frederick Ma Si-Hang (Independent Non-executive Director), Mr. Tang Xiaofan (Independent Non-executive Director) and Mr. Qiu Zilong (Independent Non-executive Director).The Board leads the Company in a responsible attitude and effective manner. The Board is responsible for devising and reviewing the Company’s development strategies and planning, reviewing and approving the annual budget and business plans, recommending proposals of dividends, ensuring the implementation of an effective internal control system and supervising the performance of the management in accordance with the Articles, the Rules of Procedure of the General Meetings and the Rules of Procedure of the Board Meetings.The management of the Company is led by the General Manager, who is responsible for the daily operation of the Company. The General Manager supervises daily business operations, development planning and implementation under the assistance of the Deputy General Manager, and is responsible to the Board for all businesses of the Company.The Board comprises nine members, including three Independent Non-executive Directors. The Directors’ diverse backgrounds reflect their different cultural and educational backgrounds and extensive experiences in various industries. The Directors, mostly ranging from 40 to 60 years old, possess the appropriate qualifications related to the businesses of the Company, and are therefore able to provide recommendations to the management from multiple perspectives with diversified modes of thinking. The names, biographical details and occupations of the Directors of the Company are set out in the relevant part of “IV. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT” in this chapter.The Company provides information on business development to all Directors of the Company, including statements of various forms, documents and minutes of meetings. The Independent Directors promptly obtain in-depth knowledge of the operating situation of the Company through reports of the management of the Company regarding production and on-site investigation. The Company undertakes to provide Independent Directors with the working conditions necessary for the performance of their duties. The Secretary of the Board actively assists the Independent Directors in performing their duties, and other relevant personnel of the Company would cooperate with the Independent Directors as needed to perform their duties. The fees required for the engagement of intermediaries and the discharge of other duties by the Independent Directors are borne by the Company so that the Independent Directors can effectively perform their duties.062 063

GUANGSHEN RAILWAY 2021 ANNUAL REPORTDuring the reporting period, the Board held 5 meetings in total. For details of the attendance of the Directors at the Board meetings, please refer to the relevant parts of “VI. PERFORMANCE OF DUTIES BY DIRECTORS” in this chapter.There is no financial, business, family or other material/connected relationship between members of the Board and the Chairman of the Board and the senior management.The Board has established the Audit Committee and the Remuneration Committee to supervise the relevant affairs of the Company. Each committee has specific responsibilities, and reports and gives advice to the Board on a regular basis.(4) Board diversity policyIn December 2018, the Company established its Board Diversity Policy. Under such policy, the Board shall consider and adopt measurable objectives for achieving diversity of Board members each year. When selecting candidates, the Board shall consider a wide range of factors regarding diversity, including but not limited to gender, cultural and educational background, region, industry and professional experiences, acquired knowledge and length of service, and the Company shall also incorporate its corporate features and specific requirements to reach a final decision, having due regard to the candidates’ level of qualifications reflected by objective criteria and the benefits of diversity on the Board members.The Board will monitor the implementation of such policy, as well as the progress of measurable objectives in relation to the diversity and whether these objectives have been achieved. The Board will also evaluate the policy at appropriate times in order to ensure the effectiveness of the policy. The Board will discuss and adopt any necessary amendments.(5) Chairman of the Board and General ManagerMr. Wu Yong and Mr. Hu Lingling are the Chairman of the Board and the General Manager of the Company respectively. The Chairman of the Board is responsible for leading the Board and ensuring that all key and appropriate issues are discussed by the Board in a timely manner. The Company does not have a chief executive officer and the relevant duties of a chief executive officer (including the implementation of annual business plans and investment proposals of the Company and decision-making on production, operation and management, etc.) are performed by the General Manager of the Company.

(6) Tenure of Non-executive Directors and confirmation of independence of Independent Non-executive DirectorsFor a discussion of the tenure of the existing Non-executive Directors of the Company, please refer to the relevant part of “IV. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT” in this chapter.The Company has received annual confirmation letters for this year from all Independent Non-executive Directors, with respect to their independence pursuant to Rule 3.13 of the Listing Rules of SEHK. The Company concurs with their finding of independence.(7) Remuneration Committee and remuneration of DirectorsMembers of the Remuneration Committee of the Company are appointed by the Board. At present, the committee consists of three Independent Non-executive Directors and two Executive Directors, namely, Mr. Frederick Ma Si-Hang (Chairman of the Remuneration Committee), Mr. Tang Xiaofan, Mr. Qiu Zilong, Mr. Wu Yong and Mr. Hu Lingling.According to the requirements of the Terms of Reference of the Remuneration Committee of the Company, the principal duties of the Remuneration Committee include reviewing and making recommendations to the Board in respect of the remuneration packages for the Directors and the Supervisors of the Company, as well as approving the terms and conditions of the Executive Directors’ service contracts. The remuneration policy of the Company seeks to provide, in accordance with the Company’s business development strategies, reasonable remuneration to attract and retain high caliber executives. The Remuneration Committee shall obtain benchmark information from internal and external sources in relation to the market standard for remuneration and packages offered in the industry, and consider the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments and recommending the Directors’ and the Supervisors’ emoluments to the Board. The Remuneration Committee is provided with adequate resources from the Company to perform its duties.During the reporting period, the Remuneration Committee of the Company did not convene any meetings.At the 2019 Annual General Meeting held by the Company on 16 June 2020, it was considered and approved that the remuneration and allowances of each of the domestic Independent Non-executive Directors would be RMB100,000 and RMB12,000 per year respectively, and the remuneration and allowances of each of the overseas Independent Non-executive Directors would be HK$150,000 and HK$18,000 per year respectively. For details of the remuneration of Directors in the reporting period, please refer to the relevant part of “IV. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT” in this chapter.064 065

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

(8) Audit Committee

Members of the Audit Committee are appointed by the Board. At present, the committee consists of three Independent Non-executive Directors, namely Mr. Frederick Ma Si-Hang (Chairman of the Audit Committee), Mr. Tang Xiaofan and Mr. Qiu Zilong. They possess appropriate academic and professional qualifications or related financial management expertise. Mr. Tang Xiangdong, who is the Secretary to the Board of the Company, is the secretary of the Audit Committee.

According to the requirements of the Working Rules of the Audit Committee of the Company (《審核委員會工作條例》), the principal duties of the Audit Committee include but are not limited to reviewing the financial performance of the Company and its subsidiaries and confirming the nature and scope of audit, as well as supervising the establishment of the internal control and compliance of the Company with the relevant laws and regulations. The Audit Committee shall also discuss matters raised by the internal auditors and external auditors of the Company and regulatory authorities to ensure that all appropriate recommendations are implemented. The Audit Committee has been provided with adequate resources to perform its duties. The Board has no disagreement in relation to the Audit Committee's advice on the selection, appointment, resignation or removal of auditors of the Company.

During the reporting period, the Audit Committee held 6 meetings to examine, review and supervise the Company's internal control performance related to financial reporting, review the Company's financial statements and auditing results of the auditors, and recommend the appointment of external auditors to the Board.

The attendance of each member of the Audit Committee is set out as below:

Name	Number of meetings to be attended	Number of meetings attended in person	Attendance rate
Frederick Ma Si-Hang	6	6	100%
Tang Xiaofan	6	6	100%
Qiu Zilong	6	6	100%

The Audit Committee of the Company discussed the audit plan of the annual report with the external auditors of the Company and urged them to submit the audit report promptly. The Audit Committee reviewed the Company's financial and accounting statements before the external auditors commenced their work and made written suggestions. After the external auditors drafted an initial opinion, the Audit Committee reviewed the statements and made written suggestions again. The Company's quarterly financial report, interim financial report, and annual financial report and results announcement during the reporting period have been reviewed by the Audit Committee.

(9) Nomination CommitteeDuring the reporting period, GRGC, the largest shareholder of the Company, nominated Mr. Hu Dan and Mr. Zhou Shangde as non-independent directors of the Company, with the remaining term of the ninth session of the Board as their term of office. According to the Articles of Association and the Procedures for Shareholders to Nominate Director Candidates, the Board of the company submitted the proposal to the Company’s 2020 annual general meeting for consideration and approval after reviewing the qualifications of relevant director candidates.In order to regulate the selection and appointment of directors and senior management of the Company, optimize the structure of the Board, and improve corporate governance, the Company intended to establish a nomination committee according to the relevant rules in China and overseas and the provisions of the Articles of Association, which will be responsible for discussing and making recommendations on the candidates, selection criteria and procedures for the directors, general managers and other senior management of the Company. On 30 March 2022, the Proposal for Establishing a Nomination Committee and Submitting to the General Meeting for Consideration and Approval was considered and approved at the eleventh meeting of the ninth session of the Board of the Company. The proposal is also subject to consideration and approval at the Company’s 2021 annual general meeting. Upon the consideration and approval at the general meeting, the Company will set up a nomination committee and appoint suitable personnel to perform relevant duties as required.(10) Auditors remuneration and related professional feesDuring the reporting period, the Company appointed PricewaterhouseCoopers Zhong Tian LLP as its domestic auditor and PricewaterhouseCoopers as its international auditor. As of the end of the reporting period, the Company’s domestic auditor has served a term of 14 consecutive years and its international auditor has served a term of 19 consecutive years. The rotation of people in charge of auditing affairs and endorsing certified public accountant is in compliance with the Requirements on the Regular Rotation of the Endorsing Accountants for Securities and Futures Auditing Services ( ???????????????????????‘?) of the CSRC and the Ministry of Finance of the PRC.During the reporting period, the Company paid a remuneration of RMB5.30 million (including an internal control audit fee of RMB0.30 million) to PricewaterhouseCoopers Zhong Tian LLP and RMB3.10 million to PricewaterhouseCoopers for their annual auditing services. In addition, the fee that the Company had paid for non-audit services in relation to business consulting amounted to RMB0.51 million.066 067

GUANGSHEN RAILWAY 2021 ANNUAL REPORT(11) Training of Directors and Company SecretaryThe Company places high importance on the continuing training of the Directors, Supervisors and senior management. Upon joining the Board, each Director receives materials on training of directors which contains guidance on conduct and other important matters related to governance. Apart from this, the Company provides the latest Directors’ responsibilities handbook to all Directors to inform them of the latest requirements and amendments of the Listing Rules, and encourages all Directors to participate in related training courses and documents the training record of the Directors. During the reporting period, Mr. Hu Dan and Mr. Zhou Shangde, the new Directors of the Company, and Mr. Lei Chunliang and Mr. Huang Songli, the new Supervisors of the Company, participated in the induction training provided by the compliance lawyer. Mr. Hu Lingling and Mr. Zhou Shangde, Directors of the Company, Mr. Huang Songli and Mr. Lin Wensheng, Employee Representative Supervisors of the Company, participated in the 2021 training for directors, supervisors and senior management of listed companies organized by Shenzhen Securities Regulatory Bureau. Mr. Tang Xiangdong, Deputy General Manager and Secretary of the Board of the Company, successively participated in a series of business trainings organized by domestic and foreign regulatory agencies and stock exchanges in addition to completing not less than 15 hours of relevant professional training.(12) Corporate governance functionsThe Board is responsible for the fulfillment of the following corporate governance responsibilities:1. developing and reviewing the Company’s corporate governance policies and practices;2. reviewing and monitoring the training and continuing professional development of the Company’s Directors and senior management;3. reviewing and monitoring the Company’s policies and regulations with respect to its compliance with laws and regulatory requirements, which include the Listing Rules and other applicable laws and regulatory requirements, and any policies and practices pertaining to the requirements, guidelines and regulations of applicable organizational governance standards;4. developing, reviewing and monitoring the code of conduct and compliance manual (if any) for the Company’s employees and Directors;5. reviewing the Company’s compliance with the Corporate Governance Code as adopted by the Company from time to time, and the disclosure in the corporate governance report in the Company’s annual report.

(13) Shareholders’ rightsIn accordance with the requirements of the Articles, two or more shareholders holding, in aggregate, 10% or more of the shares of the Company carrying the right to vote at the meeting sought shall have the right, by delivery of one or more written requests signed in counterparts through mail or electronic mail to the Board or the company secretary, to require an extraordinary general meeting or a class meeting to be called by the Board for the business specified in such request. The Board shall proceed as soon as possible to convene an extraordinary general meeting or a class meeting after receiving such request. Shareholders individually or collectively holding 3% or more of the shares of the Company carrying the right to vote at the meeting sought shall have the right, by delivery of one or more written requests signed in counterparts through mail or electronic mail to the Board or the company secretary, to require the proposal set forth in the written request to be considered at the meeting sought.Shareholders shall attend general meetings to raise questions or opinions in relation to the results, operation, strategies and/or management of the Company. The Chairman or Deputy Chairman of the Board, appropriate management and administrative personnel and the external auditors of the Company shall attend general meetings to answer questions from the shareholders. Each general meeting shall make reasonable arrangements for a questioning session for the shareholders.Shareholders may raise enquiries to the Board based on the contact information provided by the Company and make proposals at the general meetings. For the contact information, please refer to the chapter “Company Profile and Major Financial Indicators” in this annual report.(14) Investor relationsThe Secretary to the Board of the Company is in charge of the Company’s information disclosure and investor relations. The Company has formulated Working Rules of Secretary to the Board ( ?????????‘), Management Rules on Information Disclosure ( ????????‘) and the Management System for Investor Relations ( ?????????‘). The Company has strictly fulfilled its disclosure obligations and commenced management of investor relations in accordance with the relevant requirements.The Company advocates a corporate culture that respects investors and holds itself accountable to investors. The Company has established a smooth communication channel with investors and has enhanced mutual trust and interaction by disclosing sufficient information to investors, initiating various investor relations activities, and maintaining respect for investors’ right to knowledge and freedom of choice, and rewarding its shareholders.068 069

GUANGSHEN RAILWAY 2021 ANNUAL REPORT1. Information disclosureCredible information disclosure can effectively build a bridge of communication and understanding between investors, regulatory authorities, the public and the Company. This can facilitate a broader and more thorough understanding of the Company’s values. For years, according to the basic principles of openness, impartiality and fairness, the Company has been striving to comply with the requirements of the relevant laws and the Listing Rules, and fulfilling its information disclosure obligations in a timely and accurate manner. The Company takes the initiative to understand investors’ concerns and voluntarily discloses information in response to these concerns so as to increase its transparency.During the reporting period, the Company promptly completed the preparation and disclosure of its annual, interim and quarterly reports and released various announcements and other shareholders’ documents and information, disclosing in detail of the following information of the Company: operations of the Board, the Supervisory Committee and general meetings, operating conditions, investments, dividends and distribution, corporate governance, and so forth. Moreover, the Company consistently provided in-depth and comprehensive analyses on its operating and financial positions as well as the major factors affecting its business performance in its annual reports and interim reports with a view to strengthening investors’ understanding on the operation, management, and development trends of the Company.2. Ongoing communicationOn the basis of competent disclosure of information, the Company maintains effective two-way communication with investors through various channels and conveys information that investors are concerned with, so as to boost their confidence in the Company’s future development. Meanwhile, the Company extensively collects feedback from the market to elevate the standards of the Company’s governance and operations management.(1) Making the investor hotline, investor relations e-mail box, and the Investors’ Message section on the Company’s website publicly known, and promptly responding to investors’ enquiries.(2) Holding performance briefings on a regular basis to actively conduct positive interactions with investors, and earnestly responding to investors’ general concerns and the questions raised on site.(3) Allowing investors and the public to check information such as the Group’s basic information, rules for the Company’s corporate governance, information disclosure documents, and profiles of Directors, Supervisors and the senior management at any time on the Company’s website.(4) Promptly handling and replying to investors’ messages through the “e-interaction” platform developed by SSE for listed companies and investors.

3. Shareholders' returns

Since its listing, the Company has always insisted on rendering returns to shareholders. Save for 2020 when no cash dividend was declared due to the impact of the COVID-19 epidemic, the Company has distributed annual cash dividends for 24 consecutive years from 1996 to 2019, with an aggregate cash dividend amount of approximately RMB12.3 billion and a dividend payout ratio of approximately 57.77%

(15) Accountability and auditing

The Directors of the Company acknowledge their responsibility for preparing the accounts and supervising the preparation of the accounts for each financial period, so that the accounts can accurately and fairly reflect the business position, results and cash flow of the Company during the period. In the course of preparing the accounts for the year ended at the end of the reporting period, the Directors adopted and consistently applied appropriate accounting policies, made scrupulous judgments and estimates, and prepared the accounts on a going concern basis.

The Company announced its annual and interim reports in a timely manner within the prescribed time of 3 months and 2 months, respectively, after the end of the relevant period in accordance with the Listing Rules of SEHK. The Company also announced its annual, interim and quarterly reports promptly in accordance with the Listing Rules of SSE.

The responsibility statements of the Directors and the auditors in respect of the preparation of the financial statements of the Company are set out in the "Audit Report" in Chapter 10 "Financial Statements" in this annual report.

(16) Risk management and internal controls

A sound and operable risk management and internal control system is the foundation of good corporate governance. The Board of the Company is responsible for the establishment of sound and effective internal controls, the assessment of the effectiveness of such controls, and making accurate disclosures of its internal control assessment report. In accordance with the requirements of laws and regulations such as the Company Law, Securities Law, the Basic Regulations on Enterprise Internal Control (《企業內部控制基本規範》) and its related guidelines, Guidelines for Internal Control of Listed Companies (《上市公司內部控制指引》), and the United States Sarbanes-Oxley Act, the Board established and enhanced risk control measures of each part of the operation and management of the Company based on a risk-oriented approach, i.e. the internal control management system of risk management. Such system aims at managing instead of eliminating the risk of failure to achieve business objectives, and the Board shall only give reasonable but not absolute assurance against material misstatements or loss.

070–071

GUANGSHEN RAILWAY 2021 ANNUAL REPORTUnder the risk management-oriented approach, the Company has strived to establish an internal control system in compliance with international standards and regulatory requirements. Since 2006, the Company has started to establish and assess the efficacy of internal control related to financial reporting in accordance with the requirements of the United States Sarbanes-Oxley Act. Since 2011, the Company has started to consistently apply the Basic Regulations on Enterprise Internal Control ( ??????????‘) and Implementation Guidelines for Enterprise Internal Control ( ??????????‘) jointly promulgated by five ministries and commissions of the PRC, and has formed an internal control system that centers on the different departments and units under the group companies, encompassing finance management, information disclosure, budget management, fund management, contract management, project management, procurement and payment, sales and payment collection, costs and expenses, personnel management and preparation of financial reports. The Company has basically built up an internal control system that strings up decision-making, implementation and supervision, an equalizing system that separates different positions, and a management regulation and workflow that adapts to the operation characteristics of the Company to form a relatively comprehensive assessment system for internal control.The Board is responsible for continuous supervision of the Company’s risk management and internal control system. The Board reviews the efficiencies of the Company and its subsidiaries, its internal control system (including finance and budgeting matters, operation, compliance, and risk management) at least once a year, ensures adequacy of resources, the qualification and experience of accounting staff, the internal audit functions and financial reporting functions, and the staff training sessions received by staff and related budgets. Such systems seek to manage rather than eliminate the risk of failure in achieving business objectives, and allow for only reasonable but not absolute assurance against material misstatements or loss.The Audit Committee was established under the Board with the responsibilities of inspecting and supervising the financial reporting and internal control of the Company, inspecting and assessing the overall risk management of the Company (particularly the risk management and risk control system for decision-marking, events and businesses of significance), and supervising implementation thereof. During the reporting period, the Audit Committee held 6 meetings in total, each with the attendance of senior management and the external auditor and internal auditor of the Company. The Audit Committee shall examine report results of the external auditor and internal auditors of the Company, the compliance of the accounting policies and internal controls adopted by the Company with the requirements of the Listing Rules, as well as review the audits, internal control, risk management and financial statements of the Company. The Company’s quarterly results, interim results and annual results during the reporting period will be recommended to the Board for approval after the meeting and discussions of the Audit Committee.

The Audit Department was established by the Company to operate an independent internal audit system. Under the leadership of the Board and the supervision of the Audit Committee, the Audit Department of the Company is responsible for supervision, examination, evaluation and implementation of internal controls for risk management by the Company and its controlling subsidiaries, coordination of internal control and audit, and conducting independent audits on the adequacy and effectiveness of the Company’s operating and managing activities and internal control system. Audit plans for each year shall be discussed and determined by the Audit Committee, and key auditing results shall be discussed with the Audit Committee each time. The Audit Department must principally report to the General Manager and may report to the Chairman of the Audit Committee directly. All internal audit reports shall be submitted to the Chairman of the Board, General Manager, Chief Financial Officer, audited departments and related management of such departments. The Board and the Audit Committee of the Company will actively monitor the quantity and significance of inspection results submitted by internal audit department, and remedial actions adopted by relative departments.The Company established an internal control system of material information, process and internal control measures for addressing and disseminating price identification-sensitive information. The Company has established systems relating to information disclosure, registration and management of insiders and prevention of misuse and dissemination of sensitive information. The Company has established comprehensive procedures and internal control measures ranging from reporting, identification, auditing and disclosures to the final announcement of inside information, for the purpose of inside information processing and dissemination. The Secretary of the Board assists the Board in managing information in relation to inside information. Meanwhile, the Company carries out information disclosure in a true, accurate, complete, and timely manner pursuant to the laws and regulations and requirements under the Listing Rules, the Articles, and Administrative Measures for the Disclosure of Information of Listed Companies ( ????????‘), so as to ensure equal opportunities of all investors to promptly access relevant Company information.072 073

GUANGSHEN RAILWAY 2021 ANNUAL REPORTDuring the reporting period, the Company continued to implement three lines of defense: “the self-evaluation of the effectiveness of internal controls of business and functional departments, the independent evaluation of the audit department, and the internal audit conducted by the appointed auditors” in accordance with the requirements of laws and regulations of the State and various regulatory institutions, coupled with its own management needs. Meanwhile, the Company provided training and carried out tests for its staff as a whole regarding its risk management and internal control system, in order to enhance risk management awareness of the staff as a whole, strengthen the business departments’ ability to directly assume the responsibilities of risk management and control and achieve a daily operation system for internal control relating to risk management to realize “risk control awareness for all, internal control participation for all, and compliance responsibility for all”, and safeguard the smooth operation of internal control system as a whole.During the reporting period, the Board confirmed that the Company has developed sufficient and adequate identification, management and reporting systems and procedures for the material risks it is subject to in achieving it strategic objectives. The Board continued to monitor risks and receive support from various professional committee and senior management.(17) Material changes in the Articles of AssociationDuring the reporting period, the Company did not make any amendments to the Articles of Association.

Chapter 5

Environmental and Social Responsibilities

I. EXPLANATION OF ENVIRONMENTAL PROTECTION EFFORTS

(1) Explanation of environmental protection efforts taken by companies and their substantial subsidiaries which are the key discharging units announced by the environmental protection department

The Company's locomotive maintenance depot in Guangzhou is a key waste discharging unit for water environment and the key unit under supervision for soil pollution of Guangzhou for the year of 2021 as announced by the Bureau of Environmental Protection of Guangzhou Municipality, and has disclosed the environmental protection efforts in accordance to the related requirements and the specific requirements of the local government authorities. For more details, please visit the website of the Bureau of Environmental Protection of Guangzhou Municipality at http://112.94.64.160:8013/gzydzf2-enterprise/qyhjbgs/list2018?openMsgTaskId=2021042517260519486418year=2021.

During the reporting period, the Company and its substantial subsidiaries were not subject to administrative penalties due to environmental issues.

(2) Explanation on the environmental protection efforts by the companies other than the key discharging units

☐Applicable ✓ Not applicable

(3) Relevant information conducive to protecting ecology, preventing pollution, and fulfilling environmental responsibilities

☐Applicable ✓ Not applicable

(4) Measures taken to reduce carbon emissions during the reporting period and their effects

☐Applicable ✓ Not applicable

II. INFORMATION ON THE WORK TO FULFILL SOCIAL RESPONSIBILITIES

During the reporting period, the Company had no major environmental protection or other major social security issues. For the performance of the Company's social responsibilities in transportation safety, environmental protection, social welfare and other aspects during the reporting period, please refer to the Social Responsibility Report 2021 disclosed by the Company on the website of SSE (http://www.sse.com.cn) and the HKExnews website of HKSE (http://www.hkexnews.hk) and the website of the Company (http://www.gsrc.com).

III. PARTICULAR EFFORTS IN CONSOLIDATING AND EXPANDING THE ACHIEVEMENTS OF POVERTY ALLEVIATION AND RURAL REVITALIZATION

☐Applicable ✓ Not applicable

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

Chapter 6

Matters of Importance

I. FULFILLMENT OF COMMITMENTS

(1) Commitments made by related parties, including de facto controllers of the Company, shareholders, related parties, purchasers and the Company during or continued into the reporting period

Background	Type	Party	Contents of the commitment	Date and term of commitment	Execution time limit	Strict compliance in time
Commitment related to initial public offering	Resolve industry competition	GRGC	GRGC and any of its subsidiaries will not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-Pingshi section, GRGC and any of its subsidiaries will not compete with the Company either.	–	No	Yes
	Resolve connected transactions	GRGC	GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder of the Company and behaving in a manner that is detrimental to the interests of the Company.	–	No	Yes
Other commitments	Other	GRGC	GRGC leased the occupied land in the Guangzhou-Pingshi section to the Company after acquiring such land by means of authorized operation. The leasing agreement entered into by the Company and GRGC became officially effective on 1 January 2007, pursuant to which the land use right for the Guangzhou-Pingshi Railway line was leased to the Company by GRGC for a term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million.	20 years	Yes	Yes
	Other	GRGC	GRGC has issued a letter of commitment to the Company in October 2007, in relation to the enhancement of the management of undisclosed information.	October 2007	No	Yes

(2) The Company's explanation of whether the original profit forecast has been met with respect to the assets or projects and the related reasons for such in the event that any profit forecast exists for the Company's assets or projects and the reporting period is still within the profit forecast period

☐Achieved ☐Not achieved ✓ Not applicable

II. NON-REGULAR APPROPRIATION OF FUND BY CONTROLLING SHAREHOLDERS AND OTHER RELATED PARTIES DURING THE REPORTING PERIOD

(Unit: RMB ten thousand)

Name of shareholder or related party	Relationship	Opening balance	Additional amount of fund appropriated during the reporting period	Total amount repaid during the reporting period	Closing balance	Balance as at the date of annual report
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	Other related party	200	–	100	100	100
Zengcheng Lihua Stock Company Limited	Other related party	1,231	–	–	1,231	1,231
Total		1,431	–	100	1,331	1,331

Percentage of the total closing balance to the latest audited net assets	0.05%
Decision-making procedures for non-regular appropriation of fund by controlling shareholders and other related parties	Nil
Explanation on the reasons for the additional non-regular appropriation of fund by controlling shareholders and other related parties in the period, the investigation on the responsible persons and the measures proposed by the Board	Not applicable
Reasons for failure to eliminate the non-regular appropriation of fund as planned, accountability and measures proposed by the Board	Not applicable
Specific audit opinion, if any, of certified public account on the appropriation of fund	No inconsistency was identified between the fund appropriation situation of the Company and the relevant disclosure in the accounting information and financial statements audited by it.

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

III. ILLEGAL GUARANTEE

☐Applicable ✓ Not applicable

IV. EXPLANATION OF ACCOUNTANT'S "NON-STANDARD AUDIT REPORT" BY THE COMPANY

☐Applicable ✓ Not applicable

V. THE COMPANY'S ANALYSIS AND EXPLANATION OF THE REASONS FOR AND IMPACT OF CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES OR RECTIFICATION OF SIGNIFICANT ACCOUNTING ERRORS

☐Applicable ✓ Not applicable

VI. ENGAGEMENT AND DISMISSAL OF ACCOUNTING FIRM

(Unit: RMB ten thousand)

		Currently engaged
Name of domestic auditor	PricewaterhouseCoopers Zhong Tian LLP	
Remuneration of domestic auditor		500
Term of engagement of domestic auditor (years)		14
Name of international auditor	PricewaterhouseCoopers	
Remuneration of international auditor		310
Term of engagement of international auditor (years)		19

	Name	Remuneration
Auditor for internal control	PricewaterhouseCoopers Zhong Tian LLP	30
Financial advisor	Deloitte Touche Tohmatsu	19

VII. RISK OF DELISTING

☐Applicable ✓ Not applicable

VIII. BANKRUPTCY AND RESTRUCTURING

☐Applicable ✓ Not applicable

IX. MATERIAL LITIGATION AND ARBITRATION

☐ The Company had material litigation and arbitration during this year
✓ The Company did not have any material litigation and arbitration during this year

X. PENALTIES IMPOSED ON THE LISTED COMPANY AND ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, CONTROLLING SHAREHOLDERS, AND DE FACTO CONTROLLER, AND THE RECTIFICATION THEREOF

☐Applicable ✓ Not applicable

XI. EXPLANATION OF THE INTEGRITY OF THE COMPANY AND ITS CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER DURING THE REPORTING PERIOD

☐Applicable ✓ Not applicable

XII. MATERIAL RELATED PARTY TRANSACTIONS

(1) Related party transactions related to daily operations

To facilitate the operations of the Company, on 30 October 2019, the Company and CSRG (including GRGC and its subsidiaries) entered into a comprehensive services framework agreement for a term of three years. The agreement was approved by the independent shareholders at the extraordinary general meeting of the Company on 23 December 2019. GRGC is the Company's largest shareholder which owns 37.12% of the Company's issued share capital. CSRG is the de facto controller of GRGC. Therefore, CSRG is a connected person of the Company according to the Listing Rules.

The related party transactions related to daily operations entered into by the Company during the reporting period are set out in Note 40(c) to the financial statements. The Company confirms that the following transactions constitute connected transactions (including continuing connected transactions) described under Chapter 14A of the Listing Rules of SEHK, and at the same time constitute related party transactions described under Note 40(c) to the financial statements.

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

With regard to the following transactions, the Company confirmed that it has complied with the rules and requirements of Chapter 14A of the Listing Rules of SEHK, and has been implemented in accordance with the comprehensive service framework agreement entered into between the Company and CSRG and strictly complied with the pricing principles of the relevant transactions.

1. Transactions conducted with GRGC and its subsidiaries

(Unit: RMB thousand)

Parties	Relationship	Type of transaction	Description of transaction	Basis of pricing for the transaction	Amount of transaction
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of services	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	3,323,844
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of services	Railway network settlement services through CSRG	Settled according to the prices determined by CSRG	1,325,614
Subsidiaries of GRGC	Subsidiaries of the largest shareholder	Provision of services	Railway operation services	Based on agreement according to cost plus pricing	865,220
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Sales of goods	Sales of materials and supplies	By consultation according to full cost pricing	89,042
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Receipt of services	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	796,142
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Receipt of services	Railway network settlement services through CSRG	Settled according to the prices determined by CSRG	2,896,222
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Receipt of services	Repair and maintenance services	By consultation according to full cost pricing	311,080
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	By consultation according to full cost pricing	770,683
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Receipt of services	Construction work services	Based on fixed budget amount approved for national railway works	172,592

2. Transactions conducted with CSRG and other railway enterprises

(Unit: RMB thousand)

Parties	Relationship	Type of transaction	Description of transaction	Basis of pricing for the transaction	Amount of transaction
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	138,219
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Railway network settlement services through CSRG	Settled according to the prices determined by CSRG	2,275,132
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Railway operation services	Based on agreement according to cost plus pricing	2,232,346
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Truck maintenance services	Settled according to the prices determined by CSRG	470,143
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Apartment leasing services	By consultation according to full cost pricing	2,064
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	—	—	607
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Receipt of services	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	58,121
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Receipt of services	Railway network settlement services through CSRG	Settled according to the prices determined by CSRG	1,769,170
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Receipt of services	Repair and maintenance services	By consultation according to full cost pricing	28,185
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	By consultation according to full cost pricing	3,203

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

(2) Related party transactions related to acquisitions or disposals of assets or equity

☐Applicable ✓ Not applicable

(3) Material related party transactions in relation to joint external investments

On 26 January 2021, the Proposal on the Increase of Capital Contribution to China Railway Express Co., Ltd. was considered and approved at the sixth meeting of the ninth session of the Board of the Company. For details of such connected transaction, including the transaction parties and their related relationship, the transaction and its purpose, the total consideration and the terms as well as the nature of interests of the related parties in the transaction, please refer to the relevant announcements disclosed by the Company on the website of SSE (http://www.sse.com.cn), the HKExnews website of HKSE (http://www.hkexnews.hk) and the website of the Company (http://www.gsrc.com).

(4) Related claims and debts

Please refer to "II. NON-REGULAR APPROPRIATION OF FUND BY CONTROLLING SHAREHOLDERS AND OTHER RELATED PARTIES DURING THE REPORTING PERIOD" in this chapter for details.

(5) Financial business between the Company and any related financial company, any financial company controlled by the Company and any related party

☐Applicable ✓ Not applicable

(6) Contracts entered into with the largest shareholder and its subsidiaries

Except as disclosed in this annual report, during the reporting period, none of the Company or its subsidiaries have entered into other material contracts with the largest shareholder or its subsidiaries.

(7) Confirmation of continuing connected transactions by Independent Directors

The Company instituted its internal control procedures to ensure that continuing connected transactions were conducted in compliance with the relevant connected transaction requirements pursuant to the Listing Rules of SEHK. The internal auditors of the Company also reviewed these transactions and ensured the adequacy and effectiveness of the internal control procedures, and provided its findings to the Independent Non-executive Directors. After making appropriate enquiries with the management, the Independent Nonexecutive Directors of the Company confirmed that the continuing connected transactions entered into by the Company during the reporting period were entered into in the ordinary and usual course of its business and conducted on normal commercial terms, in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole, and did not exceed the caps disclosed in the previous announcements.

(8) Confirmation of continuing connected transactions by the auditors

The auditors of the Company have carried out procedures on the connected transactions for the year ended at the end of the reporting period in accordance with the Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagement Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants, and reported that, with respect to the above connected transactions:

(i) nothing has come to the attention of the Company's auditors that would cause them to believe that the disclosed continuing connected transactions have not been approved by the Board of the Company;

(ii) for transactions involving the provision of goods or services by the Company, nothing has come to the attention of the Company's auditors that would cause them to believe that such transactions were not, in all material respects, in accordance with the pricing policies of the Company;

(iii) nothing has come to the attention of the Company's auditors that would cause them to believe that such transactions were not entered into, in all material respects, in accordance with the terms of the agreements governing such transactions;

(iv) with respect to the aggregate amount of each of the continuing connected transactions, nothing has come to the attention of the Company's auditors that would cause them to believe that the aggregate amounts of such continuing connected transactions have exceeded the maximum aggregate annual caps as disclosed in the previous announcements issued by the Company.

XIII. MATERIAL CONTRACTS AND THE IMPLEMENTATION THEREOF

(1) Trust, contracted businesses and leasing affairs

☐Applicable ✓ Not applicable

(2) Guarantees or financial assistance

☐Applicable ✓ Not applicable

(3) Entrusted cash asset management carried out by other person(s)

☐Applicable ✓ Not applicable

082–083

GUANGSHEN RAILWAY 2021 ANNUAL REPORT(4) PledgesDuring the reporting period, the largest shareholder of the Company and its de facto controller havenot pledged the interests in all or part of the shares of the Company held as support for the Company’sindebtedness, guarantees or other liabilities.(5) Loan agreements and their performanceDuring the reporting period, the Company and its subsidiaries did not enter into any loan agreements orviolate any terms of any loan agreements which had a significant impact on its operation.(6) Other material contracts?Applicable ?Not applicableXIV. EXPLANATION OF OTHER MAJOR EVENTS OF SIGNIFICANTIMPORTANCE TO INVESTORS’ VALUE JUDGMENTS AND INVESTMENTDECISIONS?Applicable ?Not applicable

Chapter 7

Changes in Ordinary Share Capital and Particulars of Shareholders

I. PARTICULARS OF CHANGES TO ORDINARY SHARE CAPITAL

(1) Changes in ordinary share

During the reporting period, there was no change in the Company's total number of ordinary shares or to the structure of its share capital.

(2) Changes in shares with selling restrictions

☐Applicable ✓Not applicable

II. PARTICULARS OF SECURITIES ISSUED AND LISTINGS

☐Applicable ✓Not applicable

III. PARTICULARS OF SHAREHOLDERS AND DE FACTO CONTROLLER

(1) Total number of shareholders

Total number of ordinary shareholders as of the end of the reporting period	193,087
Total number of ordinary shareholders as of the end of the previous month before the date of disclosure of the annual report	186,755

084–085

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

(2) Shareholdings of the top ten shareholders and top ten holders of tradable shares (or holders of shares without selling restrictions) as of the end of the reporting period

Unit: shares

	Particulars of the shareholding of the top ten shareholders					
Name of shareholder (in full)	Number of shares held at the end of the period	Percentage (%)	Number of shares held with selling restrictions	Shares in pledge or frozen Status	Number	Nature of shareholder
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	37.12	–	Nil	–	State-owned legal person
HKSCC NOMINEES LIMITED (Note)	1,467,668,629	20.72	–	Nil	–	Foreign legal person
Hong Zejun	129,000,000	1.82	–	Nil	–	Domestic natural person
Lin Naigang	124,000,000	1.75	–	Nil	–	Domestic natural person
Li Wei	48,290,901	0.68	–	Nil	–	Domestic natural person
Taiyuan Iron and Steel (Group) Co., Ltd.	29,528,189	0.42	–	Nil	–	State-owned legal person
Harvest Fund – Agricultural Bank of China – Harvest CSI Financial Asset Management Plan	27,801,600	0.39	–	Nil	–	Other
Yinhua Fund – Agricultural Bank of China – Yinhua CSI Financial Assets Management Scheme	26,814,300	0.38	–	Nil	–	Other
Zhong Ou AMC – Agricultural Bank of China – Zhong Ou CSI Financial Assets Management Scheme	26,436,800	0.37	–	Nil	–	Other
Southern Asset Management – Agricultural Bank of China – Southern CSI Financial Assets Management Scheme	24,907,300	0.35	–	Nil	–	Other

Name of shareholder	Top ten holders of shares without selling restrictions: Number of shares held without selling restrictions	Class and number of shares: Class	Number
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	RMB ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (Note)	1,467,668,629	RMB ordinary shares	50,612,330
		Overseas listed foreign shares	1,417,056,299
Hong Zejun	129,000,000	RMB ordinary shares	129,000,000
Lin Naigang	124,000,000	RMB ordinary shares	124,000,000
Li Wei	48,290,901	RMB ordinary shares	48,290,901
Taiyuan Iron and Steel (Group) Co., Ltd.	29,528,189	RMB ordinary shares	29,528,189
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	27,801,600	RMB ordinary shares	27,801,600
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Assets Management Scheme	26,814,300	RMB ordinary shares	26,814,300
Zhong Ou AMC — Agricultural Bank of China — Zhong Ou CSI Financial Assets Management Scheme	26,436,800	RMB ordinary shares	26,436,800
Southern Asset Management — Agricultural Bank of China — Southern CSI Financial Assets Management Scheme	24,907,300	RMB ordinary shares	24,907,300
Explanation of designated repurchase account among the top ten shareholders	Nil.		
Explanation on the above-mentioned shareholders' voting rights by and on behalf of others, and abstention from voting rights	Nil.		
Statement regarding the connected relationship or acting in concert arrangements of the above shareholders	The Company is not aware of any of the above shareholders being connected or acting in concert as defined in the "Administrative Measures on Acquisitions of Listed Companies (《上市公司收購管理辦法》)".		

Note: HKSCC NOMINEES LIMITED represents 香港中央結算（代理人）有限公司, holding 50,612,330 A Shares and 1,417,056,299 H Shares of the Company. These shares were held on behalf of various clients respectively.

The shareholdings and selling restrictions of the top ten shareholders with selling restrictions

☐Applicable ✓Not applicable

086–087

GUANGSHEN RAILWAY 2021 ANNUAL REPORT(3) So far as the Directors, Supervisors and senior management of the Companyare aware, as of the end of the reporting period, the following persons, other thanDirectors, Supervisors and senior management of the Company, held interests orshort positions in the shares and underlying shares of the Company as recorded in theregister required to be kept under Section 336 of Part XV of the SFO, as follows:Unit: sharesName of shareholderClass ofsharesNumber ofshares held CapacityPercentage ofshare capital ofthe same class(%)Percentageof total sharecapital (%)China Railway Guangzhou GroupCo., Ltd.A Shares 2,629,451,300 (L) Beneficial owner 46.52(L) 37.12(L)Pacific Asset Management Co., Ltd. H Shares 185,794,000 (L) Investment manager 12.98(L) 2.62(L)Kopernik Global Investors LLC H Shares 128,977,054 (L) Investment manager 9.01(L) 1.82(L)Pandanus Associates Inc. H Shares 128,512,000 (L) Interest of a corporationcontrolled by the largestshareholder8.98(L) 1.81(L)Brown Brothers Harriman & Co. H Shares 99,430,400 (L) Approved lending agency 6.95(L) 1.40(L)99, 430,400 (P) 6.95(P) 1.40(P)Note: The letter ‘L’ denotes a long position; the letter ‘P’ denotes a lending pool.(4) Strategic investors or ordinary legal person becoming top 10 shareholders by wayof placing of new shares?Applicable ?Not applicable

IV. INFORMATION OF THE LARGEST SHAREHOLDER AND ITS DE FACTO CONTROLLER

(1) Information on the largest shareholder

1. Legal person

Name	GRGC
Person in charge or legal representative	Wu Yong
Date of incorporation	5 December 1992
Principal operations	Organization and management of railway passenger and freight transportation, technologies and other industrial development etc.
Equity interests in other domestic and overseas listed controlling and invested companies during the reporting period	Nil

2. Chart on the property rights and controlling relationship between the Company and its largest shareholder


GRGC
37.12%
The Company

088–089

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

(2) Information on the de facto controller of the largest shareholder

1. Legal person

Name	CSRG
Person in charge or legal representative	Lu Dongfu
Date of incorporation	14 March 2013
Principal operations	Diversified operations with railway transportation services of passengers and freights as its main business.
Equity interests in other domestic and overseas listed controlling and invested companies during the reporting period	CSRG is the de facto controller of China Railway Tielong Container Logistics Co. Ltd. (600125), Daqin Railway Co. Ltd. (601006), Beijing-Shanghai High Speed Railway Co., Ltd. (601816), Beijing Tieke Shougang Railway-Tech Co., Ltd. (688569), Gemac Engineering Machinery Co., Ltd. (301048), and China Railway Special Cargo Logistics Co., Ltd. (001213).

2. Chart on the property rights and controlling relationship amongst the Company and the largest shareholder of the Company and its de facto controller


CSRG
100%
GRGC
37.12%
The Company

V. CIRCUMSTANCES WHERE THE ACCUMULATIVE NUMBER OF PLEDGED SHARES OF THE COMPANY'S LARGEST SHAREHOLDER AND THE PERSONS ACTING IN CONCERT WITH IT ACCOUNTS FOR MORE THAN 80% OF THE SHARES HELD BY THEM IN THE COMPANY

☐Applicable ✓Not applicable

VI. OTHER CORPORATE SHAREHOLDERS WITH A SHAREHOLDING OF 10% OR ABOVE

☐Applicable ✓Not applicable

VII. EXPLANATION OF REDUCED SHAREHOLDING

☐Applicable ✓Not applicable

VIII. PUBLIC FLOAT

As of the end of the reporting period, the public float of the Company was 4,454,085,700 shares, representing 62.88% of the total share capital of the Company. Calculated at HK$1.33 per Share, which is equal to the closing price of the Company's H Shares as at the end of the reporting period, the market capitalization of the public float was approximately HK$5.924 billion. The public float of the Company was in compliance with the requirements of the relevant rules on the sufficiency of public float.

IX. DUPLICATION

During the reporting period, the Directors, chief executives and such other persons of the Company did not have duplicated interests.

X. REPURCHASE, SALE OR REDEMPTION OF THE LISTED SHARES OF THE COMPANY

As of the end of the reporting period, there was no repurchase, sale or redemption by the Company, or any of its subsidiaries, of the listed shares of the Company.

XI. PRE-EMPTIVE RIGHTS

Under the Articles and the PRC laws, there is no pre-emptive right which requires the Company to offer new shares to its existing shareholders on a pro rata basis.

XII. TRANSACTIONS INVOLVING ITS OWN SECURITIES

As of the end of the reporting period, neither the Company nor its subsidiaries had issued or granted any convertible securities, options, warrants or other similar rights, or had any redeemable securities or share option schemes.

XIII. TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES

As of the end of the reporting period, holders of listed securities of the Company were not entitled to obtain any tax relief due to their holding of such securities pursuant to the laws of the PRC.

090–091

Chapter 8Information Regarding Preference SharesGUANGSHEN RAILWAY 2021 ANNUAL REPORT?Applicable ?Not applicable

Chapter 9Information Regarding Bonds092 093?Applicable ?Not applicable

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

Chapter 10
Financial Statements

Independent Auditor's Report

pwc

羅兵咸永道

To the Shareholders of Guangshen Railway Company Limited
(incorporated in the People's Republic of China with limited liability)

OPINION

What we have audited

The consolidated financial statements of Guangshen Railway Company Limited (the "Company") and its subsidiaries (the "Group") which are set out on pages 100 to 196 comprise:

- the consolidated balance sheet as at 31 December 2021;
- the consolidated comprehensive income statement for the year then ended;
- the consolidated statement of changes in equity for the year then ended;
- the consolidated cash flow statement for the year then ended; and
- the notes to the consolidated financial statements, which include a summary of significant accounting policies and other explanatory information.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2021, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards ("IFRSs") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers, 22/F, Prince's Building, Central, Hong Kong
T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

羅兵咸永道

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA Code"), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

KEY AUDIT MATTER

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

094–095

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

pwc 羅兵咸永道

Key audit matters identified in our audit are set out as follows:

- Provision for impairment of trade receivables
- Goodwill impairment assessment

Key Audit Matter	How our audit addressed the Key Audit Matter
Provision for impairment of trade receivables Refer to notes 3.1(b)(ii), 4(a) and 20 to the consolidated financial statements. As at 31 December 2021, the Group had gross balance of trade receivables of RMB4,419,925,000, against which expected credit loss ("ECL") provision of RMB23,751,000 were held. Management categorised the trade receivables portfolio based on credit risk characteristics, and recognised provision for credit losses on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information. We identified this as a key audit matter due to the significance of the trade receivables balance and the assessment of the ECL provision involves significant accounting estimations and judgements.	The procedures we performed included: (i) Obtained an understanding of the internal control and assessment process of provision for impairment of trade receivables and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity and subjectivity. (ii) Evaluated and validated key controls over trade receivables portfolio grouping and ECL determination. (iii) Evaluated whether the models and methodologies used by management to determine ECL were in accordance with accounting standards. (iv) Evaluated the reasonableness of the judgement management made in grouping trade receivable portfolios by assessing credit risk characteristics. (v) Evaluated the appropriateness of historical period selection and evaluated the reliability of the key data input to calculate historical default rate, including historical credit loss experience and current status of each portfolio, trade receivables lifetime recovery information and other relevant data. (vi) Understood and evaluated the reasonableness of the factors used in making forward-looking estimation, including the risk of economy downturn, external market environment, technical environment and changes in, customer's condition. (vii) Obtained ECL determination documents of each portfolio of trade receivables and examined their mathematical accuracy. Based on the work performed, management's estimates and judgments assessing ECL provision and result of the assessment are supported by the available evidences.

pwc

羅兵咸永道

Key Audit Matter	How our audit addressed the Key Audit Matter
Goodwill impairment assessment Refer to notes 2.8, 4(b) and 9 to the consolidated financial statements. As at 31 December 2021, the Group had a balance of goodwill of RMB281,255,000 arising from the Company's acquisition of Yangcheng Railway Business in 2007. Goodwill impairment reviews are undertaken by management at least annually or more frequently if events or changes in circumstances indicate a potential impairment. As a result of the impairment test at the year end, management determined that the recoverable amount of the cash generating unit ("CGU"), to which the goodwill was allocated, exceeded its carrying value and therefore no impairment was recorded. The recoverable amount of CGU was determined based on value-in-use using cash flow projections. Management's impairment assessment involves key assumptions, including revenue growth rate, long-term growth rate, gross margin and pre-tax discount rate. We identified this as a key audit matter due to the degree of the significant accounting estimations and judgements involved in the impairment assessment and the size of the goodwill.	The procedures we performed included: (i) Obtained an understanding of the internal control and assessment process of goodwill impairment and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity and subjectivity. (ii) Evaluated and tested the key controls over the impairment assessment of goodwill, including controls over the development of model and significant assumptions used in the impairment test. (iii) Evaluated the reliability of the plan and forecast by comparing the forecast used in the prior year model to the actual performance of the business in the current year. (iv) Tested the reasonableness and relevancy of the underlying data used and the mathematical accuracy of the calculations in the cash flow projections. (v) Evaluated the reasonableness of revenue growth rate, long-term growth rate, gross margin based on historical business performance taking into account future business plan, the market developments and whether these assumptions were consistent with evidence obtained in other areas of the audit. (vi) Utilised specialists with specialised skill and knowledge to assist in the evaluation of the appropriateness of the impairment assessment methodology and pre-tax discount rate adopted by the management. Based on the work performed, management's estimates and judgments in goodwill impairment assessment are supported by the available evidences.

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

pwc 羅兵咸永道

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Audit Committee is responsible for overseeing the Group's financial reporting process.

羅兵咸永道

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

098–099

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

pwc 羅兵咸永道

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Wenping Yao.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 30 March 2022

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2021

(All amounts in Renminbi thousands)

	Notes	As at 31 December 2021	2020
ASSETS			
Non-current assets			
Fixed assets — net	6	**24,010,161**	23,016,415
Right-of-use assets	8	**3,116,382**	3,183,470
Construction-in-progress	7	**1,588,935**	2,778,676
Prepayments for fixed assets and construction-in-progress		**39,380**	36,744
Goodwill	9	**281,255**	281,255
Investments in associates	11	**225,338**	196,848
Deferred tax assets	12	**698,396**	422,954
Long-term prepaid expenses	13	**64,140**	43,889
Financial assets at fair value through other comprehensive income	15	**463,696**	377,631
Long-term deposits	16	**160,000**	160,000
Long-term receivable	17	**20,226**	23,734
		30,667,909	30,521,616
Current assets			
Materials and supplies	18	**271,583**	296,406
Trade receivables	19	**4,396,174**	3,721,677
Prepayments and other receivables	20	**508,294**	695,522
Short-term deposits	16	**60,000**	60,000
Cash and cash equivalents	21	**1,499,462**	1,485,232
		6,735,513	6,258,837
Total assets		**37,403,422**	36,780,453
EQUITY AND LIABILITIES			
Share capital	22	**7,083,537**	7,083,537
Share premium		**11,562,657**	11,562,657
Other reserves	23	**3,288,655**	3,266,425
Retained earnings		**5,307,100**	6,280,219
Capital and reserves attributable to the Company's equity holders		**27,241,949**	28,192,838
Non-controlling interests		**(37,513)**	(36,669)
Total equity		**27,204,436**	28,156,169

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

	Notes	As at 31 December 2021	2020
Liabilities			
Non-current liabilities			
Lease liabilities	*8*	**1,320,835**	1,315,693
Deferred tax liabilities	*12*	**56,420**	58,913
Deferred income related to government grants	*24*	**781,563**	104,939
		2,158,818	1,479,545
Current liabilities			
Trade and bill payables	*26*	**3,112,710**	2,073,922
Contract liabilities	*27*	**112,442**	215,305
Payables for fixed assets and construction-in-progress		**2,776,708**	2,914,696
Dividends payable		**13,746**	13,749
Income tax payable		**2,597**	697
Current portion of lease liabilities	*8*	**63,249**	61,880
Accruals and other payables	*28*	**1,955,175**	1,849,656
Other current liability		**3,541**	14,834
		8,040,168	7,144,739
Total liabilities		**10,198,986**	8,624,284
Total equity and liabilities		**37,403,422**	36,780,453

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

The financial statements on pages 100 to 196 were approved by the Board of Directors on 30 March 2022 and were signed on its behalf.

Wu Yong
Director

Hu Lingling
Director

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2021

(All amounts in Renminbi thousands, except for earnings per share data)

	Notes	Year ended 31 December 2021	2020
Revenue from Railroad Businesses			
Passenger		**6,169,109**	4,114,522
Freight		**2,035,437**	1,698,576
Railway network usage and other transportation related services		**10,814,585**	9,572,330
		19,019,131	15,385,428
Revenue from Other Businesses		**1,187,026**	963,938
Total revenue		**20,206,157**	16,349,366
Operating Expenses:			
Railroad Businesses			
Business tax and surcharge		**(43,289)**	(29,443)
Employee benefits	30	**(8,147,798)**	(7,185,147)
Equipment leases and services		**(6,749,319)**	(4,971,366)
Materials and supplies		**(1,190,697)**	(1,064,667)
Repairs and facilities maintenance costs, excluding materials and supplies		**(1,189,762)**	(1,147,603)
Depreciation of right-of-use assets	8	**(57,078)**	(54,179)
Depreciation of fixed assets	6	**(1,755,502)**	(1,631,331)
Cargo logistics and outsourcing service charges		**(595,048)**	(462,708)
Utility and office expenses		**(89,491)**	(88,731)
Others	31	**(657,303)**	(607,130)
		(20,475,287)	(17,242,305)
Other Businesses			
Employee benefits	30	**(541,665)**	(499,288)
Materials and supplies		**(306,890)**	(232,112)
Depreciation of right-of-use assets	8	**(11,332)**	(11,332)
Depreciation of fixed assets	6	**(30,608)**	(30,848)
Utility and office expenses		**(37,762)**	(42,933)
Others	31	**(171,098)**	(127,972)
		(1,099,355)	(944,485)
Total operating expenses		**(21,574,642)**	(18,186,790)
Derecognition of land use right		**—**	1,188,645
Reversal of impairment losses on financial assets, net		**40,613**	358
Other gains/(losses) — net	32	**134,718**	(3,841)
Operating Loss		**(1,193,154)**	(652,262)
Finance costs — net	33	**(74,576)**	(60,645)
Share of results of associates, net of tax	11	**18,144**	22,162
Loss before income tax		**(1,249,586)**	(690,745)
Income tax credit	34	**275,623**	132,645
Loss for the year		**(973,963)**	(558,100)

102–103

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

	Notes	Year ended 31 December 2021	2020
Loss for the year		**(973,963)**	(558,100)
Other comprehensive income		**—**	—
Total comprehensive income for the year, net of tax		**(973,963)**	(558,100)
Loss attributable to:			
Equity holders of the Company		**(973,119)**	(557,876)
Non-controlling interests		**(844)**	(224)
		(973,963)	(558,100)
Total comprehensive income attributable to:			
Equity holders of the Company		**(973,119)**	(557,876)
Non-controlling interests		**(844)**	(224)
		(973,963)	(558,100)
Loss per share for loss attributable to the equity holders of the Company during the year			
Basic loss per share	35	**RMB(0.14)**	RMB (0.08)
Diluted loss per share	35	**RMB(0.14)**	RMB (0.08)

The above consolidated comprehensive income statement should be read in conjunction with the accompanying notes.

Wu Yong
Director

Hu Lingling
Director

104 105CONSOLIDATED STATEMENT OF CHANGES IN EQUITYFOR THE YEAR ENDED 31 DECEMBER 2021(All amounts in Renminbi thousands)Attributable to equity holders of the CompanyShare capitalSharepremiumStatutorysurplusreserveDiscretionarysurplusreserveOtherreservesRetainedearnings TotalNoncontrollinginterests Total equity(Note 23) (Note 23) (Note 23) (Note 23)Balance at 1 January 2020 7,083,537 11,562,657 2,780,425 304,059 181,941 7,263,107 29,175,726 (36,445) 29,139,281Total comprehensive income — — — — — (557,876) (557,876) (224) (558,100)Loss for the year — — — — — (557,876) (557,876) (224) (558,100)Other comprehensive income (Note 23) — — — — — — — — —Special reserve — Safety Production Fund(Note 23) — — — — — — — — —Appropriation — — — — 281,277 (281,277) — — —Utilisation — — — — (281,277) 281,277 — — —Transaction with owners: — — — — — (425,012) (425,012) — (425,012)Dividend relating to 2019 (Note 36) — — — — — (425,012) (425,012) — (425,012)Balance at 31 December 2020 7,08 3,537 11,56 2,657 2,78 0,425 30 4,059 18 1,941 6,28 0,219 28,19 2,838 (3 6,669) 28,15 6,169Balance at 1 January 2021 7,083,537 11,562,657 2,780,425 304,059 181,941 6,280,219 28,192,838 (36,669) 28,156,169Total comprehensive income — — — — — (973,119) (973,119) (844) (973,963)Loss for the year — — — — — (973,119) (973,119) (844) (973,963)Other comprehensive income (Note 23) — — — — — — —Special reserve — Safety Production Fund(Note 23) — — — — 11,884 — 11,884 — 11,884Appropriation — — — — 126,524 — 126,524 — 126,524Utilisation — — — — (114,640) — (114,640) — (114,640)Appropriations from retained earnings(Note 23) — — — — — — — — —Others (Note 11) — — — — 10,346 — 10,346 — 10,346Balance at 31 December 2021 7,08 3,537 11,56 2,657 2,78 0,425 30 4,059 20 4,171 5,30 7,100 27,24 1,949 (3 7,513) 27,20 4,436The above consolidated statement of changes in equity should be read in conjunction with the accompanyingnotes.Wu Yong Hu LinglingDirector Director

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2021
(All amounts in Renminbi thousands)

	Notes	Year ended 31 December 2021	2020
Cash flows from operating activities			
Cash generated from operations	37(a)	**1,002,880**	1,587,621
Income tax paid		**(412)**	(251,448)
Net cash generated from operating activities		**1,002,468**	1,336,173
Cash flows from investing activities			
Proceeds from disposal of fixed assets	37(b)	**29,196**	32,599
Proceeds from disposal of other long-term assets		**93,802**	132,086
Payments for financial assets at fair value through other comprehensive income		**—**	(26,586)
Interest received on term deposits with maturities more than three months		**1,350**	—
Dividends received		**9,802**	7,735
Decrease in term deposits with maturities more than three months		**60,000**	—
Increase in term deposits with maturities more than three months		**(60,000)**	(220,000)
Payments for acquisition of fixed assets and construction-in-progress; and prepayments for fixed assets and construction-in-progress, net of related payables		**(1,060,262)**	(853,347)
Net cash used in investing activities		**(926,112)**	(927,513)
Cash flows from financing activities			
Dividends paid to the Company's shareholders		**—**	(425,012)
Payment of lease liabilities		**(62,126)**	(60,750)
Net cash used in financing activities		**(62,126)**	(485,762)
Net increase/(decrease) in cash and cash equivalents		**14,230**	(77,102)
Cash and cash equivalents at beginning of year		**1,485,232**	1,562,334
Cash and cash equivalents at end of year	21	**1,499,462**	1,485,232

The above consolidated cash flows statement should be read in conjunction with the accompanying notes.

Wu Yong	**Hu Lingling**
Director	*Director*

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2021
(All amounts expressed in Renminbi unless otherwise stated)

1 GENERAL INFORMATION

Guangshen Railway Company Limited (the "Company") was established as a joint stock limited company in the People's Republic of China (the "PRC") on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the "Businesses") that had been undertaken previously by its predecessor, Guangshen Railway Company (the "Predecessor"), certain subsidiaries of the Predecessor; and by Guangzhou Railway (Group) Company (the "Guangzhou Railway Group") and certain of its subsidiaries prior to the formation of the Company.

The Predecessor was controlled by and was under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996, the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the "State-owned Domestic Shares") for the exchange of assets and liabilities associated with the operations of the Businesses (the "Restructuring"). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company. In 2017, its name was changed to Shenzhen Guangzhou Railway Group Guangshen Railway Industry Development General Company (the "GIDC").

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares ("H Shares") and 24,269,760 American Depositary Shares ("ADSs", one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the "Group").

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business ("Yangcheng Railway Business") of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company ("Yangcheng Railway"), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC.

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1 GENERAL INFORMATION *(continued)*

The principal activities of the Group are the provision of passenger and freight transportation on railroads. The Group also operates certain other businesses, which principally include services offered in railway stations, and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People's Republic of China.

The financial statements were authorised for issue by the board of directors of the Company on 30 March 2022.

The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese if no registered names in English are available.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of Guangshen Railway Company Limited and its subsidiaries.

2.1 Basis of preparation

(a) Compliance with IFRS and HKCO

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRS") as issued by International Accounting Standards Board ("IASB") and requirements of the Hong Kong Companies Ordinance ("HKCO") Cap. 622.

(b) Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis except for financial assets at fair value through other comprehensive income ("FVOCI") are measured at fair value.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.1 Basis of preparation *(continued)*

(c) Going concern basis

As at 31 December 2021, the Group had net current liabilities of RMB1,304,655,000 and capital expenditures contracted for but not recognised as liabilities of RMB46,553,000 (see note 39). Considering the current financial position, operating plan and usable bank facilities amounting to RMB1,500,000,000 of the Group, the Board of Directors believes that the Group has sufficient liquidity for the following 12 months. The Group therefore continues to adopt the going concern basis in preparing its consolidated financial statements.

(d) New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2021:

- Covid-19-Related Rent Concessions — amendments to IFRS 16;
- Interest Rate Benchmark Reform Phase 2 — Amendments to IFRS 9, IAS 39, IFRS 7,IFRS 4 and IFRS 16

The amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

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2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.1 Basis of preparation *(continued)*

(e) New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2021 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

		Effective for annual periods beginning on or after
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before intended use	1 January 2022
Annual Improvements to IFRS Standards 2018–2020		1 January 2022
Amendments to IAS 37	Onerous Contracts — Cost of Fulfilling a Contract	1 January 2022
Amendments to IFRS 3	Business Combination	1 January 2022
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	1 January 2023
IFRS 17	Insurance Contracts	1 January 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	1 January 2023
Amendments to IAS 8	Definition of Accounting Estimates	1 January 2023
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1 January 2023
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.2 Subsidiaries

2.2.1 Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(a) Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

- fair values of the assets transferred,
- liabilities incurred to the former owners of the acquired business,
- equity interests issued by the Group,
- fair value of any asset or liability resulting from a contingent consideration arrangement, and
- fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

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2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.2 Subsidiaries *(continued)*

2.2.1 Consolidation *(continued)*

(a) Business combinations (continued)

The Group recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest's proportionate share of the acquired entity's net identifiable assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit or loss.

Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and the acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognised directly in profit or loss as a bargain purchase.

Intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

112 1132 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)2.2 Subsidiaries (continued)2.2.1 Consolidation (continued)(b) Changes in ownership interests in subsidiaries without change of controlThe Group treats transactions with non-controlling interests that do not result in a lossof control as transactions with equity owners of the Group. A change in ownershipinterest results in an adjustment between the carrying amounts of the controllingand non-controlling interests to reflect their relative interests in the subsidiary. Anydifference between the amount of the adjustment to non-controlling interests and anyconsideration paid or received is recognised in a separate reserve within equity.(c) Disposal of subsidiariesWhen the Group ceases to have control, any retained interest in the entity isremeasured to its fair value at the date when control is lost, with the change in carryingamount recognised in profit or loss. The fair value is the initial carrying amount forthe purposes of subsequently accounting for the retained interest as an associate,joint venture or financial asset. In addition, any amounts previously recognised inother comprehensive income in respect of that entity are accounted for as if the Grouphad directly disposed of the related assets or liabilities, which means that amountspreviously recognised in other comprehensive income are reclassified to profit or loss.2.2.2 Separate financial statementsInvestments in subsidiaries are accounted for at cost less impairment. Cost also includesdirect attributable costs investment. The results of subsidiaries are accounted for by theCompany on the basis of dividend received and receivable.Impairment testing of the investments in subsidiaries is required upon receiving a dividendfrom these investments if the dividend exceeds the total comprehensive income of thesubsidiary in the period the dividend is declared or if the carrying amount of the investmentin the separate financial statements exceeds the carrying amount in the consolidated financialstatements of the investee’s net assets including goodwill.

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.3 Associates

Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights.

Investments in associates are accounted for using the equity method of accounting after initially being recognised at cost, and the carrying amount is increased or decreased to recognise the investor's share of the profit or loss of the investee after the date of acquisition. The Group's investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group's share of the net fair value of the associate's identifiable assets and liabilities is accounted for as goodwill.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income is reclassified to profit or loss where appropriate.

The Group's share of post-acquisition profit or loss is recognised in profit or loss, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount within 'share of result of associates', included in the consolidated comprehensive income statement.

Profits or losses and other comprehensive income resulting from upstream and downstream transactions between the Group and its associates are recognised in the Group's financial statements only to the extent of unrelated investor's interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, investments in associates are accounted for at cost less provision for impairment losses. Cost also includes direct attributable costs of investment. The results of associates are accounted for by the Company on the basis of dividend received and receivable.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.4 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the senior executives of the Company that make strategic decisions.

2.5 Foreign currency transaction

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Renminbi ("RMB"), which is the Company's functional and the Group's presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognised in profit or loss.

Foreign exchange gains and losses are presented in the consolidated comprehensive income statement within "Finance costs — net".

2.6 Fixed assets

Fixed assets are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items (for the case of fixed assets acquired by the Company from Predecessor during the Restructuring, the revaluated amount in the Restructuring was deemed costs).

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

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2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.6 Fixed assets *(continued)*

Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings (a)	20 to 40 years
Tracks, bridges, and service roads (a)	16 to 100 years
Locomotives and rolling stock	20 years
Communications and signalling systems	8 to 20 years
Other machinery and equipment	4 to 25 years

(a) The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease; and the initial period of certain land use right acquired (note 2.26), on which these assets are located.

The Group will renew the term of land use right upon its expiry in strict compliance with requirements of relevant laws and regulations. There is no substantive impediment for the renewal except for public interests. In addition, based on the provision of the land use right operating lease agreement entered into with Guangzhou Railway Group (note 8), the Company can renew the lease at its own discretion upon expiry of the operating lease term. Based on the above consideration, the management of the Company consider the current estimated useful lives of those assets to be reasonable.

The assets residual values and estimated useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 2.11).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within "other losses — net", included in the consolidated comprehensive income statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.7 Construction-in-progress

Construction-in-progress represents buildings, tracks, bridges, and service roads under construction, and mainly includes the construction related costs for the associated facilities of the existing railway lines of the Group. Construction-in-progress is stated at cost, which includes all expenditures and other direct costs, site restoration costs, prepayments attributable to the construction and interest charges arising from borrowings used to finance the construction during the construction period, less impairment loss. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use.

From time to time, certain railway assets of the Group require major modifications and improvements. The carrying amounts are transferred from fixed assets to construction-in-progress. The carrying amounts, including costs of modifications, are transferred back to fixed assets upon completion of the improvement projects.

2.8 Goodwill

Goodwill represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group's share of identifiable net assets acquired. Goodwill arising from acquisitions of subsidiaries' business is disclosed separately on the consolidated balance sheet.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units ("CGUs"), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken at least annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed.

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2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.9 Impairment of non-financial assets other than goodwill

Assets that subjected to amortisation are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (CGUs). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting period.

2.10 Investments and other financial assets

(a) Classification

The Group classifies its financial assets in the following measurement categories:

- those to be measured at amortised cost; or
- those to be measured subsequently at FVOCI.

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in recorded in profit or loss or other comprehensive income ("OCI"). For investments in equity instruments that are not held for trading, the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

(b) Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on the trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.10 Investments and other financial assets *(continued)*

(c) Measurement

At initial recognition, the Group measures a financial asset at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

Equity instruments

The Group subsequently measures all equity investments at fair value. For investments in equity instruments that are not held for trading, over which the Group has no control, joint control or significant influence are measured at FVOCI. Where the Group's management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment, any related balance within the FVOCI reserve is reclassified to retained earnings.

Dividends from such investments continue to be recognised in profit or loss as other income when the Group's right to receive payments is established.

Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Debt instruments

Subsequent measurement of debt instruments depends on the Group's business model for managing the asset and the cash flow characteristics of the asset. The Group measures all of its debt instruments at amortised cost.

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated comprehensive income statement.

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2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.10 Investments and other financial assets *(continued)*

(d) Impairment

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortised cost, including trade receivables, other receivables and long-term receivable.

Management recognised provision for credit losses on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information. For financial assets subject to ECL measurement except trade receivables, on each balance sheet day, the Group assesses the significant increase in credit risk since initial recognition or whether an asset is considered to be credit impaired, 'Three-stage' expected credit loss models are established and staging definition are set for each of these financial assets class.

A financial instrument which are not considered to have significantly increased in credit risk since initial recognition is classified in 'Stage 1'. The impairment provision is measured at an amount equal to the 12-month expected credit losses for these financial assets.

If a significant increase in credit risk since initial recognition is identified but the financial instrument is not yet deemed to be credit-impaired, the financial instrument is moved to 'Stage 2'. The impairment provision is measured based on expected credit losses on a lifetime basis.

If the financial instrument is credit-impaired, the financial instrument is then moved to 'Stage 3'. The impairment provision is measured based on expected credit losses on lifetime basis.

For the financial Instruments in Stage 1 and Stage 2, the Group calculates the interest income based on its gross carrying amount (i.e., amortised cost) before adjusting for impairment provision using the effective interest method. For the financial instruments in Stage 3, the interest income is calculated based on the carrying amount of the asset, net of the impairment provision, using the effective interest method. Financial assets that are originated or purchased credit impaired are financial assets that are impaired at the time of initial recognition, and the impairment provision for these assets is the expected credit loss for the entire lifetime.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.11 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.12 Long-term prepaid expenses

Long-term prepaid expenses include the various expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses are amortised on the straight-line basis over the expected beneficial period and are presented at actual expenditure incurred, net of accumulated amortisation.

2.13 Non-current assets held for sale

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, financial assets and investment property that are carried at fair value, which are specifically exempt from this requirement.

An impairment loss is recognised for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

Non-current assets are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet.

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2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.14 Materials and supplies

Materials and supplies are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are charged as fuel costs and repair and maintenance expenses when consumed. The cost of materials and supplies may not be recoverable if they are damaged, become wholly or partially obsolete, or if their selling prices have declined due to various reasons. When such circumstances happen, cost of materials and supplies is written to net realisable value, which is the estimated selling price less applicable variable expenses.

2.15 Trade and other receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

2.16 Cash and cash equivalents

Cash and cash equivalents include cash on hand; deposits held at call with banks; and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.17 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.18 Financial liabilities

The Group's financial liabilities include trade payables, other payables (excluding other tax payables, employee salary and benefits payables and advances), payables for fixed assets and construction-in-progress, dividends payable and lease liabilities.

Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

Trade payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Financial liabilities are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

The Group derecognises financial liability when, and only when, the Group's obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

2.19 Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(a) Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the PRC where the Company's subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provision where appropriate on the basis of amounts expected to be paid to the tax authorities.

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2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.19 Current and deferred income tax *(continued)*

(b) Deferred income tax

Inside basis differences

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Outside basis differences

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, and associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from the associate's undistributed profits is not recognised.

Deferred income tax assets are recognised on deductible temporary differences arising from investments in subsidiaries, and associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilised.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.19 Current and deferred income tax *(continued)*

(c) Offsetting

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority.

2.20 Employee benefits

(a) Defined contribution plan

The Group pays contributions to defined contribution schemes operated by the local government for employee benefits in respect of pension and unemployment. The Group also pays contribution to defined contribution schemes operated by Guangzhou Railway Group for employee supplementary pension benefit. The Group has no further payment obligations once the contributions have been paid. The contributions to the defined contribution schemes are recognised as staff costs when they are due.

(b) Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.

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2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.21 Provisions

Provisions are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

2.22 Revenue recognition

Revenue of the Group comprise of revenue from railroad and related business and revenue from other business.

(a) Revenue from railroad and related business

The operations of the railway business of the Group form part of the nationwide railway system in the PRC and they are supervised and governed by CSRG. The Group renders the passenger transportation and freight transportation services, and the related service fees and charges are collected from customer or other railway companies by the Group.

The respective fares and charges of the services, and processing of the respective revenue and cost allocation among different railway companies are done centrally by a central clearance system operated by CSRG.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.22 Revenue recognition *(continued)*

(a) *Revenue from railroad and related business* (continued)

Revenue from passenger transportation

Passenger transportation generally include transportation business of Guangzhou-Shenzhen inter-city express trains, long-distance trains and Guangzhou-Hong Kong city through trains. These services are provided by the Group as the carrier in mainland China and Hong Kong, and the corresponding revenue information is captured and processed by CSRG through the central clearance system.

Revenues are recognised overtime when the train transportation services are rendered. The revenue is presented net of value-added tax.

Revenue from freight transportation

The Group also provides freight transportation services. Service information and computation of the attributable revenues entitled by the Group are processed by the central clearance system of CSRG.

The revenues are recognised at gross amounts overtime in the accounting period in which the services are rendered.

Revenue from railway network usage and other transportation related services

Revenue from railway network usage and other transportation related services, mainly consist of network usage services (locomotive traction, track usage and electric catenaries service, etc.) and railway operation services and other services, are rendered by the Group together with other railway companies in the PRC. The information relating to network usage service is captured and processed by the central clearance system of CSRG. The revenue from network usage services are recognised overtime in the accounting period in which the services are rendered, and revenue can be reliably measured. Railway operation services and other services are rendered solely by the Group and all proceeds are collected by the Group directly.

When the services rendered by the Group exceed the payment, a contract asset is recognised. If the payments exceed the services rendered, a contract liability is recognised.

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2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.22 Revenue recognition *(continued)*

(b) Revenue from other businesses

Revenue from other business mainly consist of on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation. Revenues from on-board catering services are recognised overtime when the related services are rendered. Revenues from sales of materials and supplies and sale of goods are recognised when the respective materials and goods are delivered to customers at appoint in time. Revenue from operating lease arrangements on certain properties and locomotives is recognised overtime on a straight-line basis over the period of the respective leases.

(c) Financing components

The Group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

2.23 Interest income

Interest income is recognised using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired receivables is recognised using the original effective interest rate.

2.24 Dividend income

Dividends are recognised as other income in profit or loss when the right to receive payment is established.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.25 Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to fixed assets are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

2.26 Leases

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

The Group's right-of-use asset mainly consisted of lease of land and leasehold land payments for self-occupied purpose.

For the lease of land, in connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with a parcel of land, on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the lease term is 20 years, renewable at the discretion of the Group.

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2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.26 Leases *(continued)*

The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease; and the initial period of certain land use right acquired, on which these assets are located. Based on the provision of the land use right operating lease agreement entered into with Guangzhou Railway Group, the Company can renew the lease at its own discretion upon expiry of the operating lease term, and the Company expect to exercise the option to extend the lease within the remaining useful lives of those assets. Therefore the Group is reasonably certain to determine the lease term based on the remaining useful lives of those assets.

For the land use rights, the Group acquired the right to use certain pieces of land for certain of its rail lines, railway stations and other businesses. The consideration paid for such land represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method.

Land use rights are derecognised when the Group has transferred substantially all the risks and rewards of ownership. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in derecognition of land use right.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- fixed payments (including in-substance fixed payments), less any lease incentives receivable,
- variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date,
- amounts expected to be payable by the Group under residual value guarantees,
- the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
- payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.26 Leases *(continued)*

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee's incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Group:

- where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

- uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third party financing, and

- makes adjustments specific to the lease, e.g. term, country, currency and security.

If a readily observable amortising loan rate is available to the individual lessee (through recent financing or market data) which has a similar payment profile to the lease, then the Group entities use that rate as a starting point to determine the incremental borrowing rate.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

130 – 131

GUANGSHEN RAILWAY 2021 ANNUAL REPORT2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)2.26 Leases (continued)Lease payments are allocated between principal and finance cost. The finance cost is charged toprofit or loss over the lease period so as to produce a constant periodic rate of interest on theremaining balance of the liability for each period.Right-of-use assets are measured at cost comprising the following:• the amount of the initial measurement of lease liability• any lease payments made at or before the commencement date less any lease incentivesreceived• any initial direct costs, and• restoration costs.Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and thelease term on a straight-line basis. If the Group is reasonably certain to exercise a purchaseoption, the right-of-use asset is depreciated over the underlying asset’s useful life.Payments associated with short-term leases and leases of low-value assets are recognised on astraight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of12 months or less without a purchase option.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.26 Leases *(continued)*

The Group as a lessee accounts for a lease modification when both of the following conditions are met:

- The modification increases the scope of the lease by adding the right to use one or more underlying assets.

- The consideration for the lease increases commensurate with the standalone price for the increase in scope and any adjustments to that stand-alone price reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, at the effective date of the lease modification the Group allocate the consideration in the modified contract and determine the lease term of the modified lease, and remeasure the lease liability by discounting the revised lease payments using a revised discount rate.

For a modification that fully or partially decreases the scope of the lease, the Group decrease the carrying amount of the right-of-use asset to reflect partial or full termination of the lease. Any difference between those adjustments is recognised in profit or loss at the effective date of the modification.

For all other lease modifications which are not accounted for as a separate lease, the Group recognise the amount of the remeasurement of the lease liability as an adjustment to the corresponding right-of-use asset without affecting profit or loss.

Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognised as expense over the lease term on the same basis as lease income. The respective leased assets are included in the balance sheet based on their nature. The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting the new leasing standard.

2.27 Dividend distribution

Dividend distribution to the shareholders is recognised as a liability in the Group's and the Company's financial statements in the period in which the dividends are approved by the shareholders of the Company.

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3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and other price risk), credit risk and liquidity risk. The Group's overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.

(a) Market risk

(i) Foreign currency risk

The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is also the functional and presentation currency of the Group. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than in RMB would subject the Group to foreign exchange exposure.

The Group's objective of managing the foreign currency risk is to minimise potential adverse effects arising from foreign transaction movements. Depending on volatility of specific foreign currency being exposed, measures are taken by management to manage the foreign currency positions.

The following table shows the Group's foreign currency denominated monetary assets and liabilities (in RMB thousands equivalent):

Monetary assets	Currency denomination	As at 31 December 2021	2020
Cash and cash equivalents	HKD	**23,122**	27,003
Cash and cash equivalents	USD	**—**	29
Other receivables	HKD	**440**	—
		23,562	27,032
Monetary liabilities			
Other payables	HKD	**—**	132

3 FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(a) ***Market risk*** *(continued)*

(i) Foreign currency risk (continued)

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with monetary assets and liabilities are shown above. The Group has not used any means to hedge the exposure.

As at 31 December 2021, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, loss after tax for the year would have been RMB884,000 (2020: RMB1,008,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks and other receivables. The impact of exchange fluctuations of USD is not expected to be significant.

(ii) Cash flow and fair value interest rate risk

Other than deposits held in banks and long-term receivable, the Group does not have significant interest-bearing assets or liabilities. The average interest rate of cash and cash equivalents, short-term deposits and long-term deposits in the PRC are 1.35%, 2.25% and 4.13% respectively (2020: 1.32%, 2.25% and 4.13% respectively) per annum. Any change in the interest rate promulgated by the People's Bank of China from time to time is not considered to have a significant impact to the Group.

As at 31 December 2021 and 2020, the Group had no interest-bearing debts, which may not expose the Group to any interest rate risk.

(iii) Other price risk

The Group's exposure to price risk arises from equity investments held by the Group and classified as FVOCI (note 15).

As at 31 December 2021, if the expected price of the equity investments held by the Group increased/decreased by 5% with all other variables held constant, other comprehensive income for the year would have been RMB17,389,000 (2020: RMB14,161,000) higher.

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3 FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(b) Credit risk

Credit risk arises from cash and cash equivalents, term deposits, trade and other receivables (excluding prepayments) and long-term receivable. The carrying amounts of each class of the above financial assets represent the Group's maximum exposure to credit risk in relation to financial assets.

(i) Risk management

Cash and term deposits are placed with reputable banks. There was no recent history of default of cash and cash equivalents and term deposits from such financial institutions. The Group considers that there is no significant credit risk and is not subject to any material losses due to the default of the banks.

For trade and other receivables as well as long-term receivable, the Group manages the credit risk exposure by setting related policies. The Group set credit period for its customers/debtors considering the customers/debtors' financial conditions, the possibilities of obtaining collaterals from third parties, credit records and other factors comprehensively. The credit period are monitored on an ongoing basis by the management. For those customers/debtors with poor credit records, the Group mitigates credit risk by setting a shorter credit period or cancelling the credit period.

The Group's trade and other receivables as well as long-term receivable are mainly receivables and deposits incurred from provision of railway operation service or sales of goods. Management performs ongoing credit evaluations of its customers/debtors' financial condition and generally does not require collateral from the customers/debtors. After assessing the expected realisability and timing for collection of the outstanding balances, the Group maintains a provision for impairment of receivables. Taking into account the past experience with customers/debtors and the collection status, the Group considers that there is no significant credit risk.

There were no other financial assets carrying a significant exposure to credit risk. None of the financial assets that are fully performing has been renegotiated in the current year.

3 FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(b) ***Credit risk*** *(continued)*

(ii) Impairment of financial assets

The Group has three types of financial assets that are subject to the expected credit loss model: trade receivables, other receivables and long-term receivable.

While cash and cash equivalents and term deposits are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

Trade receivables

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss provision for all trade receivables.

The Group categorises the trade receivables into the following portfolios based on credit risk characteristics:

- Portfolio 1: receivable incurred from revenues collected and settled through the CSRG;
- Portfolio 2: receivable incurred from revenue from railway operation;
- Portfolio 3: receivable incurred from revenue other than railway operation and revenues collected and settled without the CSRG; and
- Portfolio 4: bank acceptance that represents lower credit risk.

Provision for credit losses are recognised on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information. In considering the forwarding-looking information, the Group considers the risk of economy downturn, external market environment, technical environment and changes in customer's conditions.

In 2021, the Group takes into consideration the uncertainty affected by the outbreak of Coronavirus Disease 2019 ("COVID-19 outbreak").

136–137

GUANGSHEN RAILWAY 2021 ANNUAL REPORT3 FINANCIAL RISK MANAGEMENT (continued)3.1 Financial risk factors (continued)(b) Credit risk (continued)(ii) Impairment of financial assets (continued)Trade receivables (continued)On that basis, the loss provision as at 31 December 2021 and 31 December 2020 wasdetermined for trade receivables (in RMB thousands):As at 31 December 2021 As at 31 December 2020Carryingamount ECL ratesLossprovisionCarryingamount ECL ratesLossprovisionPortfolio 1 121,287 — — 202,484 — —Portfolio 2 4,145,617 0.50% (20,691) 3,429,198 1.68% (57,690)Portfolio 3 153,021 2.00% (3,060) 150,699 2.00% (3,014)4,41 9,925 (2 3,751) 3,78 2,381 (6 0,704)The loss provision for trade receivables as at 31 December reconciles to the openingloss provision as follows:Trade receivables2021 2020RMB’000 RMB’000Opening loss provision as at 1 January 60,704 61,135Receivables written off during the year asuncollectible — (73)Reversal of impairment loss provision (36,953) (358)Clos ing loss provision at 31 December 23,751 60,704

3 FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(b) Credit risk (continued)

(ii) Impairment of financial assets (continued)

Other financial assets at amortised cost

Other financial assets at amortised cost include other receivables, and long-term receivables.

Impairment on other receivables and long-term receivables is measured as either 12-month expected credit losses or lifetime expected credit loss, depending on whether there has been a significant increase in credit risk since the initial recognition. If a significant increase in credit risk of a deposit or receivable has occurred since the initial recognition, then the impairment is measured as lifetime expected credit losses.

On that basis, the loss provision as at 31 December 2021 and 31 December 2020 for other receivables was as follows (in RMB thousands):

	As at 31 December 2021			As at 31 December 2020		
	Carrying amount	ECL rates	Loss provision	Carrying amount	ECL rates	Loss provision
Stage 1 (Portfolio)	289,495	0.65%	(1,872)	379,116	1.57%	(5,959)
Stage 1 (Individual)	128,902	–	–	222,705	–	–
Stage 2	–	–	–	–	–	–
Stage 3 (Individual)	4,631	100%	(4,631)	4,631	100%	(4,631)
	423,028		(6,503)	606,452		(10,590)

Impairment losses on trade and other receivables and long-term receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

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3 FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. Management monitors rolling forecasts of the Group's liquidity reserves (comprising cash and cash equivalents) on the basis of expected cash flows.

As at 31 December 2021, the Group had net current liabilities of RMB1,304,655,000 and capital expenditure contracted for but not recognised as liabilities of RMB46,553,000 (see note 39). Taking into account of the factors mentioned in note 2.1(c), the Board of Directors believes that the Group has sufficient liquidity for the following 12 months.

The table below analyses the Group's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than 1 year *RMB'000*	Between 1 and 5 years *RMB'000*	Over 5 years *RMB'000*	Carrying amount *RMB'000*
At 31 December 2021				
Trade and bill payable and other payables excluding non-financial liabilities	**4,483,180**	**–**	**–**	**4,483,180**
Payables for fixed assets and construction-in-progress	**2,776,708**	**–**	**–**	**2,776,708**
Lease liabilities	**63,249**	**263,961**	**5,598,450**	**5,925,660**
Dividends payable	**13,746**	**–**	**–**	**13,746**
	7,336,883	**263,961**	**5,598,450**	**13,199,294**
At 31 December 2020				
Trade and other payables excluding non-financial liabilities	3,417,934	–	–	3,417,934
Payables for fixed assets and construction-in-progress	2,914,696	–	–	2,914,696
Lease liabilities	61,880	258,820	5,665,980	5,986,680
Dividends payable	13,749	–	–	13,749
	6,408,259	258,820	5,665,980	12,333,059

3 FINANCIAL RISK MANAGEMENT (continued)3.2 Capital risk managementThe Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.As at 31 December 2021 and 2020, the Group has no short-term loans, long-term loans, bond payables or long-term payables. Management considered that such capital structure is appropriate.3.3 Fair value estimationAccording to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by levels of following fair value measurement hierarchy:• Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).• Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).• Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).As at 31 December 2021 and 2020, the Group did not have any financial instruments that were measured at fair value except for FVOCI (note 15).The following table presents the Group’s assets that are measured at fair value at 31 December 2021:Level 1 Level 2 Level 3 TotalRMB’000 RMB’000 RMB’000 RMB’000AssetsFinancial assets at FVOCI — — 463,696 463,696

GUANGSHEN RAILWAY 2021 ANNUAL REPORT3 FINANCIAL RISK MANAGEMENT (continued)3.3 Fair value estimation (continued)The following table presents the Group’s assets that are measured at fair value at 31 December 2020:Level 1 Level 2 Level 3 TotalRMB’000 RMB’000 RMB’000 RMB’000AssetsFinancial assets at FVOCI — — 377,631 377,631 There were no transfers between levels 1, 2 and 3 or changes in valuation techniques during the year (2020: nil).The following table presents the changes in level 3 items for the periods ended 31 December 2021:Financial assets at FVOCIOpening balance as at 1 January 2020 351,045 Acquisitions 26,586Closing balance 31 December 2020 377,631 Acquisitions 86,065Closing balance as at 31 December 2021 463,696Financial assets and liabilities of the Group measured at amortised cost include trade and other receivables, long-term receivable, term deposits, cash and cash equivalents, and trade and other payables, of which the fair values approximate their carrying amounts.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTSEstimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.(a) Provision for impairment of trade receivablesThe provision for impairment of trade receivables are recognised on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information, taking into account the customers/debtors’ credit records, historical payment records, financial conditions and the capabilities of collaterals and guarantors comprehensively. The Group reviews the key assumptions related to ECL calculation on a regular basis. In 2021, the Group took into consideration the uncertainty affected by the COVID-19 outbreak, and incorporate relevant impacts into the key macro-economic assumptions and factors used in the forward-looking estimation, such as the risk of economy downturn, external market environment, technical environment and changes in customer’s conditions.Where the actual loss is different from the amounts that were initially recorded based on above estimate, such differences will impact the carrying value of trade receivables of the Group in future periods.(b) Goodwill ImpairmentGoodwill impairment reviews are undertaken at least annually or more frequently if events or changes in circumstances indicate a potential impairment. The recoverable amount of a cash-generating unit (“CGU”) or groups of CGUs when goodwill is included in the carrying amount of that unit or units is the higher of value in use and the fair value less costs to sell.In 2021, the Group’s transportation business was greatly affected by the COVID-19 outbreak and the relevant control and prevention measures. Recoverable amount of CGU when goodwill is included in the carrying amount of that unit based on value-in-use calculations which require the use of assumptions. The key assumptions used by the management is disclosed in note (9).The uncertainly of the development of COVID-19 epidemic and control measures have also increased the estimation uncertainty relating to the key assumptions used for cash flow projections, including growth rate, gross margin and pre-tax discount rate, which could lead to a different assessment result affected by the management judgement.

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

5 SEGMENT INFORMATION

The chief operating decision-makers have been identified as the senior executives of the Company. Senior executives of the Company review the Group's internal reporting in order to assess performance and allocate resources. The operating segments were determined based on these management reports.

Senior executives evaluate the business from a perspective of revenues and operating results generated from railroad and related business conducted by the Company ("the Railway Transportation Business"). Other segments mainly include on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation provided by the subsidiaries of the Company. Senior executives of the Company assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives of the Company is measured in a manner consistent with that in the consolidated financial statements.

The segment results during 2021 and 2020 are as follows:

	The Railway Transportation Business		All other segments		Eliminations		Total	
	2021 RMB'000	2020 RMB'000	2021 RMB'000	2020 RMB'000	2021 RMB'000	2020 RMB'000	2021 RMB'000	2020 RMB'000
Segment revenue								
– Railroad Businesses	19,019,131	15,385,428	–	–	–	–	19,019,131	15,385,428
– Revenue from external customers	19,019,131	15,385,428	–	–	–	–	19,019,131	15,385,428
– Inter segment revenue	–	–	–	–	–	–	–	–
– Other Businesses	1,081,538	859,658	205,608	144,203	(100,120)	(39,923)	1,187,026	963,938
– Revenue from external customers	1,081,538	859,658	105,488	104,280	–	–	1,187,026	963,938
– Inter segment revenue	–	–	100,120	39,923	(100,120)	(39,923)	–	–
Total revenue	20,100,669	16,245,086	205,608	144,203	(100,120)	(39,923)	20,206,157	16,349,366
Timing of revenue recognition								
– Overtime	19,908,398	16,139,060	111,941	47,619	(100,120)	(39,923)	19,920,219	16,146,756
– At a point in time	154,811	85,664	71,895	74,118	–	–	226,706	159,782
– Lease	37,460	20,362	21,772	22,466	–	–	59,232	42,828
	20,100,669	16,245,086	205,608	144,203	(100,120)	(39,923)	20,206,157	16,349,366
Segment result	(1,150,323)	(584,770)	(93,152)	(105,975)	(6,111)	–	(1,249,586)	(690,745)
Finance costs – net	74,382	60,464	194	181	–	–	74,576	60,645
Share of results of associates, net of tax	18,144	22,162	–	–	–	–	18,144	22,162
Depreciation of fixed assets	1,781,921	1,657,475	4,190	4,704	–	–	1,786,110	1,662,179
Depreciation of right-of-use assets	57,078	54,179	11,332	11,332	–	–	68,410	65,511
Amortisation of long-term prepaid expenses	26,760	18,886	620	454	–	–	27,380	19,340
Impairment of fixed assets	16,796	11,835	–	–	–	–	16,796	11,835
Provision for impairment of materials and supplies	5,695	–	–	–	–	–	5,695	–
Reversal of impairment losses on financial assets	(40,608)	(78)	5	(280)	–	–	(40,613)	(358)

5 SEGMENT INFORMATION *(continued)*

A reconciliation of the segment results to profit for the year of 2021 and 2020 is as follows:

	The Railway Transportation Business		All other segments		Eliminations		Total	
	2021	2020	2021	2020	2021	2020	2021	2020
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Segment result	**(1,150,323)**	(584,770)	**(93,152)**	(105,975)	**(6,111)**	–	**(1,249,586)**	(690,745)
Income tax credit	**272,442**	130,468	**3,181**	2,177	**–**	–	**275,623**	132,645
Loss for the year	**(877,881)**	(454,302)	**(89,971)**	(103,798)	**(6,111)**	–	**(973,963)**	(558,100)

The Group is domiciled in the PRC. All the Group's revenues were generated in the PRC, and the assets of the Group are also located in the PRC.

	The Railway Transportation Business		All other segments		Eliminations		Total	
	2021	2020	2021	2020	2021	2020	2021	2020
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Total segment assets	**37,375,745**	36,648,550	**425,806**	443,479	**(398,129)**	(311,576)	**37,403,422**	36,780,453
Total segment assets include:								
Investment in associates	**225,338**	196,848	**–**	–	**–**	–	**225,338**	196,848
Additions to non-current assets (other than financial instruments and deferred tax assets)	**1,744,117**	1,748,748	**662**	679	**–**	–	**1,744,779**	1,749,427
Total segment liabilities	**9,767,619**	8,184,773	**735,783**	656,875	**(304,416)**	(217,364)	**10,198,985**	8,624,284

Revenues of approximately RMB5,511,617,000 (2020: RMB4,502,560,000) were derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Railway Transportation Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

6 FIXED ASSETS — NET

	Buildings RMB'000	Tracks, bridges and service roads RMB'000	Locomotives and rolling stock RMB'000	Communications and signalling systems RMB'000	Other machinery and equipment RMB'000	Total RMB'000
At 1 January 2020						
Cost	7,825,870	14,817,730	8,102,522	1,852,565	6,757,634	39,356,321
Accumulated depreciation	(3,141,585)	(3,716,630)	(2,905,802)	(1,415,922)	(4,579,251)	(15,759,190)
Impairment	(23,578)	–	–	–	(7,472)	(31,050)
Net book amount	4,660,707	11,101,100	5,196,720	436,643	2,170,911	23,566,081
Year ended 31 December 2020						
Opening net book amount	4,660,707	11,101,100	5,196,720	436,643	2,170,911	23,566,081
Other additions	4,196	–	47,666	2,178	98,138	152,178
Transfer in from construction-in-progress *(Note 7)*	396,446	198,800	1,932	28,733	154,590	780,501
Transfer out to construction-in-progress for improvement/ modifications *(Note 7)*	(129)	(231,996)	(434,216)	(9,759)	(9,028)	(685,128)
Transfer in from construction-in-progress after repair	6,291	292,244	744,298	38,726	20,241	1,101,800
Reclassifications	–	–	–	45	(45)	–
Disposals	(26,206)	(95,020)	(68,749)	(5,747)	(29,281)	(225,003)
Depreciation charges	(335,123)	(218,396)	(669,210)	(90,451)	(348,999)	(1,662,179)
Impairment charge	–	–	(11,835)	–	–	(11,835)
Closing net book amount	4,706,182	11,046,732	4,806,606	400,368	2,056,527	23,016,415
At 31 December 2020						
Cost	8,183,873	14,896,863	7,750,874	1,829,279	6,837,991	39,498,880
Accumulated depreciation	(3,454,113)	(3,850,131)	(2,932,433)	(1,428,911)	(4,773,992)	(16,439,580)
Impairment	(23,578)	–	(11,835)	–	(7,472)	(42,885)
Net book amount	4,706,182	11,046,732	4,806,606	400,368	2,056,527	23,016,415

6 FIXED ASSETS — NET *(continued)*

	Buildings RMB'000	Tracks, bridges and service roads RMB'000	Locomotives and rolling stock RMB'000	Communications and signalling systems RMB'000	Other machinery and equipment RMB'000	Total RMB'000
Year ended 31 December 2021						
Opening net book amount	4,706,182	11,046,732	4,806,606	400,368	2,056,527	23,016,415
Other additions	5,122	–	–	2,809	63,109	71,040
Government grant *(c)*	428,735	211,040	–	3,193	30,910	673,878
Transfer in from construction-in-progress *(Note 7)*	825,810	57,920	42,714	557,380	258,109	1,741,933
Transfer out to construction-in-progress for improvement/ modifications *(Note 7)*	–	(489,377)	(1,397,690)	(15,344)	(1,463)	(1,903,874)
Transfer in from construction-in-progress after repair	317	690,534	1,585,558	26,457	3,596	2,306,462
Reclassifications	–	–	–	(9,107)	9,107	–
Disposals	(13,250)	(15)	(59,370)	(6,515)	(15,856)	(95,006)
Depreciation charges	(382,616)	(218,677)	(648,769)	(128,266)	(407,782)	(1,786,110)
Impairment charge	–	(16,796)	–	–	–	(16,796)
Impairment write-off	322	–	–	–	1,897	2,219
Closing net book amount	5,570,622	11,281,361	4,329,049	830,975	1,998,154	24,010,161
At 31 December 2021						
Cost	9,428,440	15,346,319	6,981,827	2,242,637	7,062,632	41,061,855
Accumulated depreciation	(3,834,561)	(4,048,162)	(2,640,943)	(1,411,662)	(5,058,903)	(16,994,231)
Impairment	(23,257)	(16,796)	(11,835)	–	(5,575)	(57,463)
Net book amount	5,570,622	11,281,361	4,329,049	830,975	1,998,154	24,010,161

(a) As at 31 December 2021, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,903,653,000 (2020: RMB1,518,731,000) had not been obtained by the Group.

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

6 FIXED ASSETS — NET *(continued)*

These kind of buildings are classified as below:

	Carrying value as at 31 December 2021 *RMB'000*	Carrying value as at 31 December 2020 *RMB'000*	Reason for delay in obtaining the ownership certificates
Certificates for buildings under application procedures	**1,367,851**	980,689	The Group commenced such application procedures with the respective authorities in China, there has been progress made and the Group's management does not expect any major difficulties in obtaining the remaining ownership certificates.
Certain buildings located on the land of which the land use right certificates have not been obtained	**47,656**	48,103	According to relevant laws and regulations in China, the land use right certificates of the land on which these buildings are located must be obtained before the Group can start the application for the respective housing ownership certificates. As a result, the Group will start to apply for the ownership certificates of these buildings after they have completed the procedures to obtain the land use right certificates.
Certain buildings attached to pieces of land which is held by lease	**488,146**	489,939	Such land is held by lease under certain operating lease arrangements. Due to the fact that the Group does not have the underlying land use right certificates for such land, therefore, the Group cannot apply for the respective ownership certificates of the buildings constructed on top of it. According to the lease agreements and communication with the leasors, and as confirmed by the Company's legal counsel, the Group possesses the right to use and/or own such buildings without the certificates.

After consultation made with the Company's legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of these buildings and it should not lead to any significant adverse impact on the operations of the Group.

6 FIXED ASSETS — NET *(continued)*

(b) As at 31 December 2021, fixed assets of the Group with an aggregate net book value of approximately RMB175,184,000 (2020: RMB171,954,000) had been fully depreciated but they were still in use.

(c) According to the agreements regarding on the relocation project of old Dongguan Station jointly signed by Dongguan Municipal People's Government (the "Government"), the Guangzhou Railway Group and the Company, the Government transferred the asset rights of the New Dongguan Station funded by the Government to the Company for free in October 2021. Total value of the related assets was RMB673,878,000. Such government grants relating to fixed assets were recognised as deferred income (Note 24) and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

7 CONSTRUCTION-IN-PROGRESS

	2021 *RMB'000*	2020 *RMB'000*
At 1 January	**2,778,676**	2,378,974
Transfer in from fixed assets for improvement/modifications *(Note 6)*	**1,903,874**	685,129
Other additions	**954,780**	1,596,874
Transfer to fixed assets *(Note 6)*	**(1,741,933)**	(780,501)
Transfer out to fixed assets after improvement/modifications *(Note 6)*	**(2,306,462)**	(1,101,800)
At 31 December	**1,588,935**	2,778,676

Construction-in-progress as at 31 December 2021 mainly comprise of improvement projects for road existing railway equipment in the PRC.

For the year ended 31 December 2021, no interest expense (2020: nil) had been capitalised in the construction-in-progress balance as there were no third-party borrowings during the year.

As at 31 December 2021, the balance of the provision for writing down the construction-in-progress was approximately RMB15,456,000 (2020: RMB15,456,000).

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

8 RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

(1) RIGHT-OF-USE ASSETS

	2021		
	Land use right (a) RMB'000	Lease of Land use right (b) RMB'000	Total RMB'000
Cost			
As at 31 December 2020	2,398,881	1,379,254	3,778,135
Additions (b)	334	989	1,323
As at 31 December 2021	2,399,215	1,380,243	3,779,458
Accumulated depreciation			
As at 31 December 2020	(567,909)	(26,756)	(594,665)
Additions	(52,163)	(16,248)	(68,411)
As at 31 December 2021	(620,072)	(43,004)	(663,076)
Net book value			
As at 31 December 2021	1,779,143	1,337,239	3,116,382
As at 31 December 2020	1,830,972	1,352,498	3,183,470

(2) LEASE LIABILITIES

	As at 31 December 2021	As at 31 December 2020
Lease liabilities	1,384,084	1,377,573
Less: current portion of lease liabilities	(63,249)	(61,880)
	1,320,835	1,315,693

8 RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued) The amounts recognised in the Consolidated Comprehensive Income Statement for the year relating to the lease contracts are as follows: 2021 2020 RMB’000 RMB’000 Depreciation charge of right-of-use assets 68,411 65,512 Interest expense on lease liabilities 68,747 57,629 Expense relating to short-term leases 1,687,038 846,605 1,824,196 969,746 The total cash outflow for leases in 2021 was RMB1,749,164,000 (2020: RMB907,355,000) The remaining lease period of right-of-use assets as at 31 December 2021 was lease of between 3 to 86 years. (a) As at 31 December 2021, the ownership certificates of land with an aggregate carrying value of approximately RMB52,884,000 (2020:RMB54,882,000) that was acquired through assets/business acquisition and group restructuring have not yet been changed from the names of the respective original owners to the name of the Company; and the ownership certificates of the land use rights of the Group with an aggregate carrying value of approximately RMB1,154,591,000 (2020: RMB1,182,379,000) had not been obtained by the Group due to the following fact: Carrying value as at 31 December 2021 RMB’000 Reason for delay in obtaining the ownership certificates Certain pieces of land associated with the operations of Guangshen Line IV, one of the railway lines operated by the Company 1,154,591 Due to the fact that Guangshen Line IV spans across several cities, counties and villages in China, it is practically cumbersome and time consuming for the Group to coordinate and execute the procedures for acquiring the respective land use rights certificates with the respective local bureaus and authorities governing the title registration and transfer, and therefore, the progress of acquiring the formal title certificates has been progressing slowly. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group or the Company to apply for and obtain the land use right certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company. (b) In 2021, the Group recognised an addition of right-of-use assets and lease liabilities amounted to RMB989,000 based on the lease agreement signed with Jiangcun Economic Union.

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

9 GOODWILL

	RMB'000
Year ended 31 December 2020 and 2021	
Opening net book amount	**281,255**
Additions	–
Impairment	–
Closing net book amount	**281,255**
Year ended 31 December 2019 and 2020	
Opening net book amount	**281,255**
Additions	–
Impairment	–
Closing net book amount	**281,255**

On 31 December 2021 and 2020, the outstanding balance of goodwill arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company in 2007.

On 1 January 2009, the Group integrated the Yangcheng Railway Business with the Group's railway business in order to improve the operation efficiency. As a result, the management considers that the Yangcheng Railway Business and the Group's other railway business (collectively the "Combined Railway Transportation Business") represents the lowest level of CGUs within the Group at which goodwill is monitored for internal management purposes. As a result, the goodwill balance has been allocated to the CGU comprising the Combined Railway Transportation Business.

The recoverable amount of the CGU is determined based on higher of value-in-use and fair value less costs to sell. These calculations use pre-tax cash flow projections based on financial forecasts prepared by management covering a five-year period. Cash flows beyond the five-years period are extrapolated using the estimated growth rates stated below.

Goodwill is allocated to CGU for the purpose of impairment testing by comparing the carrying amount with the recoverable amount of Combined Railway Transportation Business. Such impairment testing is executed by the annually or when there are signs of impairment. If the recoverable amount is lower than the carrying amount, the difference is recognised directly in profit or loss. The allocation is not changed in 2021.

9 GOODWILL *(continued)*

In 2021 and 2020, the Group's Combined Railway Transportation Business was greatly affected by the COVID-19 outbreak and the relevant control and prevention measures. Based on the assessment result, there is no need to recognise impairment charges against goodwill.

By taking into consideration of the uncertainly of the development of COVID-19 outbreak and the relevant control and prevention measures, the Group estimated the growth rate and gross margin based on past experience and its expectations for the market development. The management expect the impact of the COVID-19 epidemic on the Group's business would recover in the coming 1–2 years, and the revenue growth rate within the five-year period would reach up to 10%. Cash flows beyond the five-year period are extrapolated using the estimated growth rates, which doesn't exceed the long-term average growth rate of the industry. The discount rate used is pre-tax and reflect specific risks relating to the railway transportation business segment.

As at 31 December 2021, the recoverable amount calculated based on value-in-use exceeded carrying value of the CGU by RMB3,495 million (2020: RMB3,937 million).

The key assumptions used for value-in-use calculations are as follows:

Railroad business	2021	2020
Revenue growth rate (within the five-year period)	**6%–10%**	8%–32%
Long-term growth rate (beyond the five-year period)	**3%**	3%
Gross margin	**-1%–7%**	3%–8%
Pre-tax discount rate	**12%**	12%

Even if the long-term growth rate used in the value-in-use calculation for the CGU in Combined Railway Transportation Business had been 10% lower than management's estimates as at 31 December 2021, the Group would not need to recognise impairment charges against goodwill.

Even if the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in Combined Railway Transportation Business had been 1% higher than management's estimates as at 31 December 2021, the Group would not need to recognise impairment charges against goodwill.

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

10 SUBSIDIARIES

The following is a list of the principal subsidiaries at 31 December 2021:

Name of the entity	Place of incorporation and nature of legal entity	Principal activities and place of operation	Proportion of equity interests held by the Company (%)	Proportion of equity interests held by the Group (%)	Proportion of equity interests held by non-controlling interests (%)	Registered capital RMB'000
Dongguan Changsheng Enterprise Company Limited	China, limited liability company	Warehousing in the PRC	51%	51%	49%	38,000
Shenzhen Fu Yuan Enterprise Development Company Limited	China, limited liability company	Hotel management in the PRC	100%	100%	–	18,500
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in the PRC	100%	100%	–	10,000
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	China, limited liability company	Catering management in the PRC	100%	100%	–	2,000
Shenzhen Railway Station Passenger Services Company Limited	China, limited liability company	Catering services and sales of merchandise in the PRC	100%	100%	–	1,500
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited ("Dongqun Trade and Commerce Service") *(ii)*	China, limited liability company	Sales of merchandises in the PRC	–	–	–	1,020
Guangzhou Railway Huangpu Service Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in the PRC	100%	100%	–	379
Zengcheng Lihua Stock Company Limited ("Zengcheng Lihua") *(i)*	China, limited liability company	Real estate construction, provision of warehousing, cargo uploading and unloading services in the PRC	44.72%	44.72%	55.28%	107,050

(i) According to the Articles of Association of Zengcheng Lihua, the remaining shareholders are all natural persons and none of these individuals holds more than 0.5% equity interest in Zengcheng Lihua. All directors of Zengcheng Lihua were appointed by the Company. After considering all shareholders of Zengcheng Lihua other than the Company are individuals with individual interest holding of less than 0.5% and such individuals do not act in concert, and also all directors of Zengcheng Lihua were appointed by the Company, the directors of the Company consider that the Company has the de facto control over the board and the substantial financial and operating decisions of Zengcheng Lihua.

As at 31 December 2021, the non-wholly owned subsidiaries individually and in aggregate is not significant to the Group. Therefore, financial information of the non-wholly owned subsidiaries are not disclosed.

(ii) In 2021, Dongqun Trade and Commerce Service was liquidated.

11 INVESTMENTS IN ASSOCIATES

	2021 RMB'000	2020 RMB'000
Share of net assets	**225,338**	196,848
Less: provision for impairment	**—**	—
	225,338	196,848

The movement of investments in associates of the Group during the year is as follows:

	2021 RMB'000	2020 RMB'000
Beginning of the year	**196,848**	174,686
Share of results after tax	**18,144**	22,162
Equity dilution *(a)*	**10,346**	—
End of the year	**225,338**	196,848

As at 31 December 2021, the Group had direct interests in the following companies which are incorporated/established and are operating in the PRC:

Name of the entity	Percentage of equity interest attributable to the Company	Paid-in capital	Principal activities
Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng")	49%	RMB343,050,000	Properties leasing and trading of merchandise
Shenzhen Guangzhou Railway Civil Engineering Company ("Shentu") *(a)*	24.42%	RMB206,670,000	Construction of railroad properties

154–155

GUANGSHEN RAILWAY 2021 ANNUAL REPORT11 INVESTMENTS IN ASSOCIATES (continued)The above associates are limited liability companies and are unlisted companies. There are no significantcontingent liabilities relating to the Group’s interest in the associates and there are no significantrestrictions on the transfer of assets or earnings from the associates to the Group.(a) On March 2021, according to the resolution passed in the shareholders’ meeting of Shentu,Guangzhou Railway Group increased investment amounted to RMB156,200,000 to Shentu withthe equity interests of four subsidiaries, thus the proportion of equity interests in Shentu heldby Guangzhou Railway Group was changed from 51% to 75.58%, and the proportion of equityinterests in Shentu held by the Company was diluted from 49% to 24.42%. The Group recogniseddilution gain amounted to RMB10,346,000 in other reserve.Set out below are the summarised financial information for Tiecheng and Shentu which are accountedfor using the equity method in the consolidated financial statements.Summarised balance sheetsTiecheng Shentu2021 2020 2021 2020RMB’000 RMB’000 RMB’000 RMB’000Current assets 112,241 93,571 3,311,999 1,974,930Non-current assets 367,349 373,860 31,500 10,209Tota l assets 479,590 467,431 3 ,343,499 1,985,139Curr ent liabilities 219,973 221,928 2 ,941,676 1,828,909Equi ty 259,617 245,503 401,823 156,230Share of net assets 127,213 120,296 98,125 76,552Carrying amount of interest inas sociates 127,213 120,296 98,125 76,552

156 15711 INVESTMENTS IN ASSOCIATES (continued)Summarised balance sheets (continued)Reconciliation of the summarised financial information presented to the carrying amount of its interestsin associates as follows:Tiecheng Shentu Total2021 2020 2021 2020 2021 2020RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000Opening net assets 245,503 216,301 156,230 140,203 401,733 356,504Profit for the year 14,114 29,202 54,062 16,027 68,176 45,229Increase in net assetsarising from capitalinjection by othershareholder (a) — — 191,531 — 191,531 —Closing net assets 259,617 245,503 401,823 156,230 661,440 401,733Percentage ofownership interest 49.00% 49.00% 24.42% 49.00% — —Carry ing value 12 7,213 1 20,296 9 8,125 76,552 22 5,338 1 96,84812 DEFERRED TAX ASSETS/(LIABILITIES)2021 2020RMB’000 RMB’000Deferred tax assets 769,911 496,920Less: Offsetting of deferred tax liabilities (71,515) (73,966)Defe rred tax assets (net) 698,396 422,954Deferred tax liabilities (127,935) (132,879)Less: Offsetting of deferred tax assets 71,515 73,966Defe rred tax liabilities (net) (56,420) (58,913)641,976 364,041

GUANGSHEN RAILWAY 2021 ANNUAL REPORT12 DEFERRED TAX ASSETS/(LIABILITIES) (continued)The analysis of deferred tax assets and deferred tax liabilities is as follows:2021 2020RMB’000 RMB’000Deferred tax assets:— Deferred tax assets to be recovered after more than12 months 748,500 394,474— Deferred tax assets to be recovered within 12 months 21,411 102,446769,911 496,920Deferred tax liabilities:— Deferred tax liabilities to be recovered after more than12 months (122,034) (127,105)— Deferred tax liabilities to be recovered within 12 months (5,901) (5,774)(127,935) (132,879)

12 DEFERRED TAX ASSETS/(LIABILITIES) *(continued)*

The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At 1 January 2020 *RMB'000*	(Charged)/ Credited to the comprehensive income statement *RMB'000*	At 31 December 2020 *RMB'000*	(Charged)/ Credited to the comprehensive income statement *RMB'000*	**At 31 December 2021** ***RMB'000***
Deferred tax assets:					
Deductible tax losses	–	302,586	302,586	90,167	**392,753**
Impairment provision for receivables	17,821	(27)	17,794	(10,231)	**7,563**
Impairment provision for fixed assets and construction-in-progress	11,626	2,959	14,585	3,645	**18,230**
Impairment provision for materials and supplies	4,410	(4,410)	–	915	**915**
Differences in accounting base and tax base of government grants	23,251	2,015	25,266	169,185	**194,451**
Differences in accounting base and tax base of employee benefits obligations	50,803	35,317	86,120	10,178	**96,298**
Loss on disposal of fixed assets	25,115	(968)	24,147	525	**24,672**
Difference in accounting base and tax base of party organisation activity fee	16,276	10,146	26,422	(2,793)	**23,629**
Difference in accounting base and tax base in the recognition of land disposal proceed	212,017	(212,017)	–	–	**–**
Difference in accounting base and tax base of safety production reserve	–	–	–	2,971	**2,971**
Others	5,029	(5,029)	–	8,429	**8,429**
	366,348	130,572	496,920	272,991	**769,911**

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12 DEFERRED TAX ASSETS/(LIABILITIES) *(continued)*

	At 1 January 2020 *RMB'000*	Credited to the comprehensive income statement *RMB'000*	At 31 December 2020 *RMB'000*	Credited to the comprehensive income statement *RMB'000*	**At 31 December 2021** ***RMB'000***
Deferred tax liabilities:					
Differences in accounting base and tax base in recognition of fixed assets	5,251	(493)	4,758	(1,528)	**3,230**
Differences in accounting base and tax base in recognition of leasehold land payments	61,404	(2,491)	58,913	(2,493)	**56,420**
Changes in the fair value of available-for-sale financial assets	60,647	–	60,647	–	**60,647**
Others	9,201	(640)	8,561	(923)	**7,638**
	136,503	(3,624)	132,879	(4,944)	**127,935**

Deferred income tax assets are recognised for tax loss carry-forwards and other temporary difference to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred income tax assets in respect of tax losses and other temporary difference amounting to RMB323,478,000 (2020: RMB263,450,000) arising from operations of subsidiaries which do not foresee to have enough tax-deductible assessable profits in the near future.

12 DEFERRED TAX ASSETS/(LIABILITIES) *(continued)*

	2021 **RMB'000**	2020 RMB'000
Tax losses that can be carried forward *(a)*	**306,669**	235,403
Deductible temporary differences	**16,809**	28,047
	323,478	263,450

(a) The tax loss carry-forwards in which no deferred income tax assets were recognised will expire in the following years:

	2021 **RMB'000**	2020 RMB'000
2021	**—**	22,090
2022	**21,488**	22,245
2023	**36,393**	36,393
2024	**44,996**	44,996
2025	**109,246**	109,679
2026	**94,546**	—
	306,669	235,403

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

13 LONG-TERM PREPAID EXPENSES

The long-term prepaid expenses represented staff uniforms. The movements of long-term prepaid expenses are set forth as follows:

	2021 *RMB'000*	2020 *RMB'000*
At 1 January		
Cost	**151,997**	129,575
Accumulated amortisation	**(108,108)**	(88,768)
Net book amount	**43,889**	40,807
Year ended 31 December		
Opening net book amount	**43,889**	40,807
Additions	**47,632**	22,422
Amortisation	**(27,381)**	(19,340)
Closing net book amount	**64,140**	43,889
At 31 December		
Cost	**199,629**	151,997
Accumulated amortisation	**(135,489)**	(108,108)
Net book amount	**64,140**	43,889

14 FINANCIAL INSTRUMENTS BY CATEGORY

	2021 RMB'000	2020 RMB'000
Financial assets		
Financial assets at amortised cost		
Trade receivables and other receivables excluding prepayments *(Notes 19 and 20)*	**4,812,699**	4,317,539
Term deposits *(Note 16)*	**220,000**	220,000
Cash and cash equivalents *(Note 21)*	**1,499,462**	1,485,232
Long-term receivable	**20,226**	23,734
FVOCI *(Note 15)*	**463,696**	377,631
Total	**7,016,083**	6,424,136

	2021 RMB'000	2020 RMB'000
Financial liabilities		
Liabilities at amortised cost		
Trade and bills payable and other payables excluding non-financial liabilities *(Notes 26 and 28)*	**4,483,180**	3,417,934
Payables for fixed assets and construction-in-progress	**2,776,708**	2,914,696
Dividends payable	**13,746**	13,749
Lease liabilities	**1,384,084**	1,377,573
Total	**8,657,718**	7,723,952

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

15 FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

(a) Classification of financial assets at FVOCI

Financial assets at FVOCI are equity securities which are strategic investments not held for trading, and which the Group has irrevocably elected at initial recognition to recognise in this category.

(b) Equity investments at fair value through other comprehensive income

	2021 RMB'000	2020 RMB'000
Non-current assets		
Investments in unlisted companies	**463,696**	377,631

The FVOCI mainly represent equity interests held by the Group in certain unlisted companies with percentage ownership less than 2% individually.

On disposal of these equity investments, any related balance within the FVOCI reserve is reclassified to retained earnings.

(c) Amounts recognised in profit or loss and other comprehensive income

During the year, the following gains were recognised in profit or loss and other comprehensive income.

	2021 RMB'000	2020 RMB'000
Dividends from equity investments at FVOCI recognised in profit or loss in other gains/losses — net *(Note 32)*	**9,802**	7,735
— Related to investments held at the end of the reporting period	**9,802**	7,735

(d) Fair value

Information about the methods and assumptions used in determining fair value is provided in note 3.3.

All of the financial assets at FVOCI are denominated in RMB. For an analysis of the sensitivity of the assets to price risk refer to note 3.1(a)(iii).

16 TERM DEPOSITS

	2021 RMB'000	2020 RMB'000
Current assets		
Short term deposits	**60,000**	60,000
Non-current assets		
Long term deposits	**160,000**	160,000

The original effective interest rate of term deposits was 3.65% per annum (2020: 3.63% per annum).

17 LONG-TERM RECEIVABLE

The long-term receivable balance represents freight service fees receivable from a third-party customer which was acquired from Yangcheng Railway Business. On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method by making reference to the repayment schedule agreed by both parties.

The balance is subsequently carried at amortised cost using an average effective interest rate of 6.54%.

The balance approximated its fair value as at 31 December 2021 and 31 December 2020.

18 MATERIALS AND SUPPLIES

	2021 RMB'000	2020 RMB'000
Raw materials	**190,328**	197,242
Accessories	**41,918**	54,704
Reusable rail-line track materials	**39,002**	43,584
Retailing consumables	**335**	876
	271,583	296,406

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18 MATERIALS AND SUPPLIES *(continued)*

The costs of materials and supplies consumed by the Group during the year were recognised as "operating expenses" in the amount of RMB1,497,587,000 (2020: RMB1,296,779,000).

As at 31 December 2021, a balance of RMB3,661,000 of the provision was provided for writing down the materials and supplies to their net realisable values (2020: nil).

During the year, an additional provision of RMB5,695,000 was made, no balance was reversed and RMB2,034,000 was written off arising from realisation of losses in the disposal of these assets (2020: nil, nil and RMB17,640,000).

19 TRADE RECEIVABLES

	2021 ***RMB'000***	2020 *RMB'000*
Trade receivables	**4,419,925**	3,782,381
Including: receivables from related parties	**3,664,894**	2,955,797
Less: Provision for impairment of receivables	**(23,751)**	(60,704)
	4,396,174	3,721,677

As at 31 December 2021 and 2020, the Group's trade receivables were all denominated in RMB. The majority of the trade receivable were from state-owned railroad companies or companies in transportation industry.

The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. As a result, the Group regards any receivable balance within one year being not overdue. The aging analysis of the outstanding trade receivables is as follows:

	2021 ***RMB'000***	2020 *RMB'000*
Within 1 year	**3,655,942**	2,773,713
Over 1 year but within 2 years	**762,258**	653,062
Over 2 years but within 3 years	**1,725**	306,410
Over 3 years	**—**	49,196
	4,419,925	3,782,381

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss provision for all trade receivables.

The maximum exposure to credit risk at the reporting date is the carrying value mentioned above. The Group does not hold any collateral as security.

20 PREPAYMENTS AND OTHER RECEIVABLES

	2021 RMB'000	2020 RMB'000
Due from third parties	**337,235**	452,921
Due from related parties	**171,059**	242,601
	508,294	695,522

	2021 RMB'000	2020 RMB'000
Other receivables	**423,028**	606,452
Less: Provision for impairment	**(6,503)**	(10,590)
Other receivables, net *(a)*	**416,525**	595,862
Prepayments *(b)*	**91,769**	99,660
	508,294	695,522

(a) Other receivables mainly represent miscellaneous deposits and receivables arising from the course of provision of non-railway transportation services by the Group.

Movements on the provision for impairment of other receivables are as follows:

	2021 RMB'000	2020 RMB'000
At 1 January	**10,590**	10,590
Provision for impairment	**—**	—
Reversal of impairment loss provision	**(3,660)**	—
Written-off of impairment loss provision	**(427)**	—
At 31 December	**6,503**	10,590

(b) Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group. As at 31 December 2021, the input VAT with related invoices not been received or verified amounted to RMB87,575,000 (2020: RMB94,536,000).

166–167

GUANGSHEN RAILWAY 2021 ANNUAL REPORT20 PREPAYMENTS AND OTHER RECEIVABLES (continued)The carrying amounts of the Group’s prepayments and other receivables are denominated in thefollowing currencies:2021 2020RMB’000 RMB’000RMB 507,854 695,522HKD 440 —508,294 695,522The maximum exposure to credit risk at the reporting date is the carrying value of each class ofreceivable mentioned above. The Group does not hold any collateral as security.21 CASH AND CASH EQUIVALENTS2021 2020RMB’000 RMB’000Cash at bank and on hand 1,499,462 1,485,232(a) The carrying amounts of the cash and cash equivalents are denominated in the followingcurrencies:2021 2020RMB’000 RMB’000RMB 1,476,340 1,458,200HKD 23,122 27,003USD — 291,499,462 1,485,232

22 SHARE CAPITAL

As at 31 December 2021 and 2020, the total authorised number of ordinary shares is 7,083,537,000 shares with a par value of RMB1.00 per share. These shares are divided into A shares and H shares. They rank pari passu against each other and they were fully paid up.

	As at 31 December 2020 *RMB'000*	Movement *RMB'000*	**As at 31 December 2021** ***RMB'000***
Authorised, issued and fully paid:			
Listed shares			
— H shares	1,431,300	—	**1,431,300**
— A shares	5,652,237	—	**5,652,237**
Total	7,083,537	—	**7,083,537**

23 RESERVES

(a) Statutory surplus reserve and discretionary surplus reserve

According to the provisions of the Articles of Association of the Company, the Company shall first set aside 10% of its profit after tax attributable to shareholders as indicated in the Company's statutory financial statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company's registered share capital) in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve, provided that it is approved by a resolution passed in a shareholders' general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders' general meeting under specific circumstances.

When the statutory surplus reserve is not sufficient to make good for any losses of the Company in previous years, the current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve.

The statutory surplus reserve, the discretionary surplus reserve and the share premium account could be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders' general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

23 RESERVES *(continued)*

(a) Statutory surplus reserve and discretionary surplus reserve *(continued)*

For the year ended 31 December 2021, no appropriations to reserves of the Company were proposed by the directors (2020: nil).

(b) Other reserves

(i) Special reserve — Safety Production Fund

In accordance with the provisions of the Articles of Association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP or (b) IFRS. Due to the fact that the statutory financial statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders' equity prepared under IFRS contained in these financial statements. The main difference between the retained earnings of the Company determined under PRC GAAP and those determined under IFRS was relating to accounting policies in respect of investment in associates adopted under PRC GAAP and IFRS.

For the year 2021 and 2020, the movement of "Special reserve — Safety Production Fund" of the Group are as below:

	2021 ***RMB'000***	2020 *RMB'000*
At 1 January	**—**	—
Appropriation for retained earnings	**126,524**	281,277
Utilisation	**(114,640)**	(281,277)
At 31 December	**11,884**	—

23 RESERVES *(continued)*

(b) Other reserves *(continued)*

(i) Special reserve — Safety Production Fund *(continued)*

The Company is engaged in passenger and freight transportation business. In accordance with the regulations issued by Ministry of Finance and State Administration of Work Safety of the PRC, the Company is required to establish a special reserve ("Safety Production Fund") calculated based on the passenger and freight transportation revenue of the previous year using the following percentages:

(i) 1% for regular freight business;

(ii) 1.5% for passenger transportation, dangerous goods delivery business and other special business.

The Safety Production Fund is mainly used for the renovation and maintenance of security equipment and facilities. For the purpose of the consolidated financial statements under IFRS, such reserve is established through an appropriation from retained earnings based on the aforementioned method. When the Safety Production Fund is actually utilised, the actual expenses incurred are charged to profit or loss.

(ii) FVOCI reserve

The Group has elected to recognise changes in the fair value of certain investments in equity securities in OCI, as explained in note 2.10. These changes are accumulated within the FVOCI reserve within equity. As at 31 December 2021, the Group had a balance of FVOCI reserve of RMB181,941,000 (2020: RMB181,941,000). The Group transfers amounts from this reserve to retained earnings when the relevant equity securities are derecognised.

(iii) Others

This reserve is used to record the differences which may arise as a result of reduction in the ownership interest in an associate but significant influence is retained. As at 31 December 2021, the Group had a balance of such reserve of RMB10,346,000 (2020: nil), as explained in note 11.

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24 DEFERRED INCOME

	2021 RMB'000	2020 RMB'000
Government grants	**781,563**	104,939

Government grants relating to costs are deferred and recognised in the profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

25 EMPLOYEE BENEFITS OBLIGATIONS

	2021 RMB'000	2020 RMB'000
Employee benefits obligations	**22,761**	24,487
Less: current portion included in accruals and other payables *(Note 28)*	**(22,761)**	(24,487)
	–	–

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

With the acquisition of the Yangcheng Railway Business in 2007 and Guangmeishan Railway Company Limited ("GRCL") Business and Guangdong Sanmao Railway Company Limited ("GSRC") Business in 2016, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business, GRCL Business and GSRC Business. These obligations mainly include the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the respective acquisitions.

The employee benefits obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management's current market assessment of the time value of money and risk specific to the obligation. The discount rate was determined with reference to treasury bond yields in the PRC.

172 17325 EMPLOYEE BENEFITS OBLIGATIONS (continued)The movement in the employee benefits obligation during current year is as follows:2021 2020RMB’000 RMB’000At 1 January 24,487 26,345Additions — —Payments (1,726) (1,858)At 3 1 December 22,761 24,48726 TRADE AND BILL PAYABLES2021 2020RMB’000 RMB’000Trade payables (a) 2,812,710 2,073,922Bill payables (b) 300,000 —3,112,710 2,073,922(a) Trade payables2021 2020RMB’000 RMB’000Payables to third parties 1,037,841 812,629Payables to related parties 1,774,869 1,261,2932,812,710 2,073,922(b) Bill payables2021 2020RMB’000 RMB’000Bank acceptance bills 300,000 —

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

26 TRADE AND BILL PAYABLES *(continued)*

The aging analysis of trade and bill payables was as follows:

	2021 **RMB'000**	2020 RMB'000
Within 1 year	**2,577,337**	1,874,224
Over 1 year but within 2 years	**482,169**	146,717
Over 2 years but within 3 years	**20,392**	8,993
Over 3 years	**32,813**	43,988
	3,112,710	2,073,922

27 CONTRACT LIABILITIES

	2021 **RMB'000**	2020 RMB'000
Advances received from customers	**52,546**	186,959
Frequent traveller program	**59,896**	28,346
	112,442	215,305

In 2021, RMB211,219,000 (2020: RMB455,328,000) of last year's contract liabilities were recognised in revenue, of which RMB182,873,000 (2020: RMB435,213,000) were advances received from customers, and RMB28,346,000 (2020: RMB20,115,443) were frequent traveller program.

28 ACCRUALS AND OTHER PAYABLES

	2021 RMB'000	2020 RMB'000
Due to third parties	**1,367,508**	1,401,338
Due to related parties	**587,667**	448,318
	1,955,175	1,849,656

	2021 RMB'000	2020 RMB'000
Payables to GIDC assumed by business combination	**357,560**	360,560
Other deposits received	**297,736**	308,890
Salary and welfare payables	**486,644**	418,214
Deposits received for construction projects	**117,366**	131,965
Other taxes payable	**75,286**	62,942
Amounts received on behalf of Labour Union	**68,030**	87,566
Deposits received from ticketing agencies	**30,078**	25,408
Employee benefits obligations *(Note 25)*	**22,761**	24,488
Housing maintenance fund	**—**	2,480
Payables assumed by capital increase in FVOCI	**86,065**	—
Other payables	**413,649**	427,143
	1,955,175	1,849,656

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29 AUDITORS' REMUNERATION

Auditors' remuneration in respect of audit and non-audit services provided by the auditors for the year ended 31 December 2021 were RMB8,400,000 and RMB510,000 respectively (2020: RMB RMB8,400,000 and RMB610,000 respectively).

30 EMPLOYEE BENEFITS

	2021 *RMB'000*	2020 *RMB'000*
Wages and salaries	**6,135,683**	5,949,037
Provision for medical, housing scheme and other employee benefits *(a)*	**1,399,931**	1,326,476
Contributions to the defined contribution scheme *(b)*	**1,153,849**	408,922
	8,689,463	7,684,435

(a) Housing scheme

In accordance with the PRC housing reform regulations, the Group is required to make contributions to a state-sponsored housing fund at 10% or 12% of the salaries of the employees. At the same time, the employees are also required to make a contribution at 10% or 12% of the salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Group has no further legal nor constructive obligation towards housing benefits of these employees offered beyond the above contributions made.

(b) Defined contribution pension scheme

All the full-time employees of the Group are entitled to join a statutory pension scheme. The employees would receive pension payments equal to their basic salaries payable upon their retirement up to their death. Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group's local staff are to be made monthly to a government agency based on the standard salary set by the provincial government. The government agency is responsible for the pension liabilities due to the employees upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to expense in the year to which the contributions relate.

30 EMPLOYEE BENEFITS *(continued)*

(c) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include one director (2020: one), four senior executives (2020: four) and no supervisor (2020: nil) , whose emoluments are reflected in the analysis shown in Note 42. No remuneration has been paid by the Group to the five highest paid individuals as an inducement to join or upon joining the Group or as a compensation for loss of office.

The emolument range of each individual is within the band of nil to RMB611,000 (2020: Nil to RMB512,000).

31 OTHER OPERATING EXPENSES

	2021 *RMB'000*	2020 *RMB'000*
Passenger security inspection expenses	**184,280**	173,257
Carriage cleaning expenses	**113,617**	107,118
Train station housekeeping expenses	**86,646**	90,919
Staff accommodation expenses	**91,737**	82,634
Other safety maintenance expenses	**115,489**	75,726
Bunk cleaning expenses	**77,627**	68,125
Passenger transportation facility maintenance	**20,471**	22,434
Professional expenses	**14,984**	21,675
Administrative expenses and others	**123,550**	93,214
	828,401	735,102

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

32 OTHER GAINS/(LOSSES) — NET

	2021 RMB'000	2020 RMB'000
Loss on disposal of fixed assets — net	**(4,734)**	(101,377)
Government grants	**18,523**	63,061
Interest income from banks	**29,716**	30,811
Dividend income from FVOCI	**9,802**	7,735
Income from compensation	**1,908**	115
Impairment of fixed assets, materials and supplies	**(22,491)**	(11,835)
Unwinding of interest accrued on long-term receivable	**4,515**	3,786
Reversal of renovation cost for the separation and transfer of Facilities	**65,937**	—
Write-back of outstanding of payables	**20,354**	2,903
Others	**11,188**	960
	134,718	(3,841)

33 FINANCE COSTS — NET

	2021 RMB'000	2020 RMB'000
Interest expense of lease liabilities	**(67,648)**	(57,629)
Net foreign exchange loss	**(689)**	(1,452)
Bank charges	**(6,239)**	(1,564)
	(74,576)	(60,645)

34 INCOME TAX CREDIT

In 2021 and 2020, the applicable income tax rate of the Company was 25%.

An analysis of the current year income tax credit is as follows:

	2021 RMB'000	2020 RMB'000
Current income tax	**2,312**	1,551
Deferred income tax *(Note 12)*	**(277,935)**	(134,196)
	(275,623)	(132,645)

34 INCOME TAX CREDIT *(continued)*

The tax on the Group's loss/profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2021 ***RMB'000***	2020 *RMB'000*
Loss before tax	**(1,249,586)**	(690,745)
Tax calculated at the statutory rate of 25% (2020: 25%)	**(312,397)**	(172,686)
Effect of expenses not deductible for tax purposes	**23,307**	18,939
Effect of income not subject to tax	**(6,986)**	(7,474)
Tax losses and temporary differences in accounting base and tax base for which no deferred tax asset was recognised	**20,827**	27,420
Adjustments for current tax of prior periods	**(77)**	1,194
Utilisation of previously unrecognised tax losses and temporary differences	**(297)**	(38)
Income tax credit	**(275,623)**	(132,645)

35 EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net loss for the year attributable to equity holders of approximately RMB973,119,000 (2020: net loss, RMB557,876,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2020: 7,083,537,000 shares). There were no dilutive potential ordinary shares during both years.

	2021 ***RMB'000***	2020 *RMB'000*
Loss attributable to owners of the Company	**(973,119)**	(557,876)
Weighted average number of ordinary shares in issue	**7,083,537**	7,083,537
Basic and diluted loss per share	**RMB (0.14)**	RMB (0.08)

36 DIVIDEND

No dividend was proposed for the year ended 31 December 2021 (2020: nil).

178–179

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

37 CASH FLOW GENERATED FROM OPERATIONS

(a) Reconciliation from loss/profit before income tax to net cash generated from operations:

	2021 ***RMB'000***	2020 *RMB'000*
Loss before income tax:	**(1,249,586)**	(690,745)
Adjustments for:		
Depreciation of fixed assets *(Note 6)*	**1,786,110**	1,662,179
Depreciation of right-of-use assets *(Note 8)*	**68,410**	65,511
Impairment of fixed assets *(Note 6)*	**16,796**	11,835
Gains on disposal of assets classified as held for sale	**—**	(1,188,645)
Provision for impairment of materials and supplies *(Note 18)*	**5,695**	—
Loss on disposal of fixed assets and costs on repairs	**53,854**	165,253
Amortisation of long-term prepaid expenses *(Note 13)*	**27,381**	19,340
Share of results of associates, net of tax *(Note 11)*	**(18,144)**	(22,162)
Dividend income on FVOCI *(Note 32)*	**(9,802)**	(7,735)
Reversal of impairment of receivables	**(40,613)**	(358)
Reversal of renovation cost for the separation and transfer of facilities *(Note 32)*	**(65,937)**	—
Write-back of outstanding of payables *(Note 32)*	**(20,354)**	(2,903)
Amortisation of deferred income	**(11,164)**	(8,377)
Interest expense on lease liabilities *(Note 33)*	**67,648**	57,629
Interest income	**(9,927)**	(8,310)
Operating profit before working capital changes	**600,367**	52,512
(Increase)/decrease in trade receivables	**(637,544)**	780,765
Decrease in materials and supplies	**28,868**	2,005
Decrease/(increase) in prepayments and other receivables	**94,431**	(108,998)
Decrease in long-term receivable	**8,023**	6,155
Increase in trade payables	**993,459**	701,825
(Decrease)/increase in accruals and other payables	**(84,724)**	153,357
Net cash generated from operations	**1,002,880**	1,587,621

37 CASH FLOW GENERATED FROM OPERATIONS *(continued)*

(b) In the cash flow statement, proceeds from disposal of fixed assets comprise:

	2021 **RMB'000**	2020 RMB'000
Net book amount *(Note 6)*	**92,790**	225,003
Transfer to materials and supplies	**(9,740)**	(27,151)
Loss on disposal of fixed assets and costs on repairs	**(53,854)**	(165,253)
Proceeds from disposal of fixed assets	**29,196**	32,599

38 CONTINGENCY

There were no significant contingent liabilities as at 31 December 2021 and 31 December 2020 and up to the date of approval of these financial statements.

39 COMMITMENTS

Capital commitments

As at 31 December 2021, the Group had the following capital commitments:

	2021 **RMB'000**	2020 RMB'000
Contracted but not provided for	**46,553**	444,270
Authorised but not contracted for	**493,447**	505,730
	540,000	950,000

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway lines of the Company, which would be financed by self-generated operating cash flow.

40 RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a) Related parties that control the Company or are controlled by the Company:

See note 10 for the principal subsidiaries.

None of the shareholders is the controlling entity of the Company.

180–181

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

40 RELATED PARTY TRANSACTIONS *(continued)*

(b) Nature of the principal related parties that do not control/are not controlled by the Company:

(i) Guangzhou Railway Group and its subsidiaries

Name of related parties	Relationship with the Company
Single largest shareholder and its subsidiaries	
Guangzhou Railway Group	Single largest shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
Guangdong Railway Company Limited.	Subsidiary of the single largest shareholder
GIDC	Subsidiary of the single largest shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder
Guangzhou Railway Station Service Centre	Subsidiary of the single largest shareholder
Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Rolling Stock Works Company Limited	Subsidiary of the single largest shareholder
Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder
Xiashen Railway Guangdong Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway Real Estate Construction Engineering Co., Ltd.	Subsidiary of the single largest shareholder
Guangdong Yuetong Railway Logistics Company Limited	Subsidiary of the single largest shareholder
Sanmao Railway Company Xiaotangxi Freight Field Service Company	Subsidiary of the single largest shareholder
Guangzhou Railway Technology Development Co., Ltd.	Subsidiary of the single largest shareholder
Guangzhou Anmao Railway Consulting Construction Company Limited	Subsidiary of the single largest shareholder
Guangzhou Beiyang Information Technology Company Limited	Subsidiary of the single largest shareholder
Hunan Railway Lianchuang Technology Development Co., Ltd.	Subsidiary of the single largest shareholder
Guangzhou Northeast Freight Car Outer Winding Railway Co., Ltd.	Subsidiary of the single largest shareholder
Hunan Changtie Loading & Unloading Co., Ltd.	Subsidiary of the single largest shareholder
Guangzhou Ruiwei Economy Development Co., Ltd	Subsidiary of the single largest shareholder
Guangzhou Railway Technology Development Surveying Co., Ltd.	Subsidiary of the single largest shareholder

40 RELATED PARTY TRANSACTIONS *(continued)*

(b) Nature of the principal related parties that do not control/are not controlled by the Company: *(continued)*

(ii) Associates of the Group

Name of related parties	Relationship with the Company
Tiecheng	Associate of the Group
Shentu	Associate of the Group

(iii) Relationship with CSRG and other railway companies

On 14 March 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR were transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions were transferred to the CSRG. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously were transferred to the CSRG ("Reform"). The Reform was completed since 1 January 2017 and the Company disclosed details of transactions undertaken with CSRG Group for both years of 2021 and 2020 for reference. Unless otherwise specified, the transactions with CSRG Group disclosed below have excluded transactions undertaken with Guangzhou Railway Group and its subsidiaries.

182–183

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

40 RELATED PARTY TRANSACTIONS *(continued)*

(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties:

(I) Material transactions undertaken with Guangzhou Railway Group and its subsidiaries:

	2021 RMB'000	2020 RMB'000
Provision of services and sales of goods		
Transportation related services		
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries *(i)*	**3,323,844**	2,345,512
Revenue collected by CSRG for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries *(ii)*	**1,325,614**	1,332,346
Revenue from railway operation service provided to Guangzhou Railway Group's subsidiaries *(iii)*	**865,220**	842,350
	5,514,678	4,520,208
Other services		
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries *(iv)*	**89,042**	34,705

40 RELATED PARTY TRANSACTIONS *(continued)*

(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: *(continued)*

(I) Material transactions undertaken with Guangzhou Railway Group and its subsidiaries: *(continued)*

	2021 RMB'000	2020 RMB'000
Services received and purchases made		
Transportation related services		
Provision of train transportation services by Guangzhou Railway Group and its subsidiaries *(i) (vi)*	**796,142**	753,288
Costs settled by CSRG for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries *(ii)*	**2,896,222**	1,985,768
	3,692,364	2,739,056
Other services		
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries *(iv)*	**311,080**	297,809
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries *(iv)*	**770,683**	722,487
Provision of construction services by Guangzhou Railway Group and its subsidiaries *(v)*	**172,592**	285,616
	1,254,355	1,305,912

184 – 185

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

40 RELATED PARTY TRANSACTIONS *(continued)*

(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: *(continued)*

(I) Material transactions undertaken with Guangzhou Railway Group and its subsidiaries: *(continued)*

(i) The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.

(ii) Such revenues/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.

(iii) The service charges are levied based on contract prices determined based on a "cost plus a profit margin" and agreed between both contracting parties.

(iv) The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

(v) Based on construction amount determined under national railway engineering guidelines.

(vi) The amount recognised in 2021 does not include the payment of short-term leases related to the lease of passenger trains paid to Guangzhou Railway Group amounting to RMB400,473,000 (2020: RMB292,603,000).

(II) Material transactions with CSRG and other railway companies

When the passenger trains and freight trains operated by the Group pass through rail lines owned by other railway companies controlled by the CSRG, the Group need to pay those companies for the services rendered (track usage, locomotive traction and electric catenaries service, etc.), and vice versa. The charge rate of such services are instructed by the CSRG and are collected and settled by the CSRG according to its central recording and settlement systems (see details in note 2.22).

40 RELATED PARTY TRANSACTIONS *(continued)*

(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: *(continued)*

(II) Material transactions with CSRG and other railway companies *(continued)*

In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with the CSRG Group:

	2021	2020
	RMB'000	*RMB'000*
Provision of services and sales of goods		
Transportation related services		
Provision of train transportation services to CSRG Group *(i)*	**138,219**	57,349
Revenues collected by CSRG for services provided to CSRG Group *(ii)*	**2,275,132**	2,105,206
Revenues from railway operation service provided to CSRG Group *(iii)*	**2,232,346**	2,214,460
	4,645,697	4,377,015
Other services		
Provision of repairing services for cargo trucks to CSRG Group *(ii)*	**470,143**	436,955
Provision of apartment leasing services to CSRG Group *(iv)*	**2,064**	456
Others	**607**	887
	472,814	438,298

186–187

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

40 RELATED PARTY TRANSACTIONS *(continued)*

(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: *(continued)*

(II) Material transactions with CSRG and other railway companies *(continued)*

	2021 RMB'000	2020 RMB'000
Services received and purchases made		
Transportation related services		
Provision of train transportation services by CSRG Group *(i) (vi)*	**58,121**	18,872
Cost settled by CSRG for services provided by CSRG Group *(ii) (vi)*	**1,769,170**	1,506,541
	1,827,291	1,525,413
Other services		
Provision of repair and maintenance services by CSRG Group *(iv)*	**28,185**	28,928
Purchase of materials and supplies from CSRG Group *(iv)*	**3,203**	12,362
Provision of construction services by CSRG Group *(v)*	**—**	2,662
	31,388	43,952

(i) The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.

(ii) Such revenue/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.

(iii) The service charges are levied based on contract prices determined based on a "cost plus a profit margin" and explicitly agreed between both contracting parties.

40 RELATED PARTY TRANSACTIONS *(continued)*

(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: *(continued)*

(II) Material transactions with CSRG and other railway companies *(continued)*

(iv) The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

(v) Based on construction amounts determined under national railway engineering guidelines.

(vi) The amount recognised in 2021 does not include the payment of short-term leases related to the lease of passenger trains and freight trains to CSRG amounting to RMB1,286,566,000 (2020: RMB554,003,000).

(III) Revenues collected and settled through the CSRG:

	2021 RMB'000	2020 RMB'000
Passenger transportation	**6,054,100**	3,769,231
Freight transportation	**1,701,842**	1,456,605
Other transportation related services	**8,488**	24,048
	7,764,430	5,249,884

(IV) Lease — as lessee:

In 2021, the depreciation expense of the right-of-use assets was RMB16,246,000 (2020: RMB13,378,000), the interest expense of lease liabilities was RMB67,605,000 (2020: RMB57,629,000), and the actual payment to Guangzhou Railway Group was RMB61,887,000 (2020: RMB60,750,000).

The payment of short-term leases to related parties are shown in notes 40(c)(I)(vi) and 40(c)(II)(vi).

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GUANGSHEN RAILWAY 2021 ANNUAL REPORT

40 RELATED PARTY TRANSACTIONS *(continued)*

(d) Key management compensation

The compensation paid or payable to key management for employee services is shown in note 42.

(e) As at 31 December 2021, the Group had the following material balances maintained with related parties:

(I) Material balances with Guangzhou Railway Group and its subsidiaries:

	2021 RMB'000	2020 RMB'000
Trade receivables	**2,881,069**	1,853,846
— Guangzhou Railway Group *(i)*	**600,042**	208,024
— Subsidiaries of Guangzhou Railway Group *(i)*	**2,281,027**	1,645,822
— Associates	**—**	—
Less: Provision for impairment	**(16,028)**	(24,099)
	2,865,041	1,829,747
Prepayments and other receivables	**83,808**	59,580
— Guangzhou Railway Group	**1,944**	431
— Subsidiaries of Guangzhou Railway Group	**81,790**	59,070
— Associates	**74**	79
Less: Provision for impairment	**(62)**	(51)
	83,746	59,529
Prepayments for fixed assets and construction-in-progress	**7,270**	—
— Subsidiaries of Guangzhou Railway Group *(ii)*	**7,270**	—
— Associates	**—**	—
Trade and bills payables	**1,882,872**	1,243,372
— Guangzhou Railway Group *(i)*	**71,414**	67,889
— Subsidiaries of Guangzhou Railway Group *(ii)*	**1,730,317**	1,145,025
— Associates	**81,141**	30,458
Payables for fixed assets and construction-in-progress	**1,038,742**	876,031
— Guangzhou Railway Group	**334,313**	111,799
— Subsidiaries of Guangzhou Railway Group	**326,023**	342,123
— Associates	**378,406**	422,109
Contract liabilities	**4,346**	436
— Subsidiaries of Guangzhou Railway Group	**3,940**	297
— Associates	**406**	139
Accruals and other payables	**495,930**	443,754
— Guangzhou Railway Group	**8,600**	4,379
— Subsidiaries of Guangzhou Railway Group *(iii)*	**468,064**	426,821
— Associates *(iv)*	**19,266**	12,554

40 RELATED PARTY TRANSACTIONS *(continued)*

(e) As at 31 December 2021, the Group had the following material balances maintained with related parties: *(continued)*

(I) Material balances with Guangzhou Railway Group and its subsidiaries: (continued)

(i) The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represent service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.

(ii) The trade payables due to subsidiaries of Guangzhou Railway Group mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.

(iii) The other payables due to subsidiaries of Guangzhou Railway Group mainly represent the performance deposits received for construction projects and deposits received from ticketing agencies.

(iv) The other payables due to associates mainly represent the performance deposits received for construction projects operated by associates.

As at 31 December 2021, all the balances maintained with related parties were unsecured, non-interest bearing and were repayable on demand.

(II) Material balances with CSRG Group:

	As at 31 December	
	2021	2020
	RMB'000	*RMB'000*
Due from CSRG Group		
— Trade receivables	**783,707**	1,101,951
— Other receivables	**87,251**	183,021
Due to CSRG Group		
— Trade payables and payables for fixed assets and construction-in-progress	**114,481**	71,082
— Other payables	**91,737**	4,564

As at 31 December 2021, all the balances maintained with CSRG Group were unsecured, non-interest bearing and were repayable on demand.

190 – 191

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

41 BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY

Balance sheet of the Company

	As at 31 December 2021	2020
ASSETS		
Non-current assets		
Fixed assets — net	**23,944,890**	22,947,270
Right-of-use assets	**2,859,132**	2,914,888
Construction-in-progress	**1,588,935**	2,778,676
Prepayments for fixed assets and construction-in-progress	**9,904**	7,268
Goodwill	**281,255**	281,255
Investments in subsidiaries	**82,031**	82,531
Investments in associates	**132,201**	121,855
Deferred tax assets	**706,993**	434,550
Long-term prepaid expenses	**63,142**	42,614
Financial assets at fair value through other comprehensive income	**461,978**	375,913
Long-term deposits	**160,000**	160,000
Long-term receivable	**20,226**	23,734
	30,310,687	30,170,554
Current assets		
Materials and supplies	**267,903**	292,269
Trade receivables	**4,394,292**	3,716,035
Prepayments and other receivables	**750,266**	849,475
Short-term deposits	**60,000**	60,000
Cash and cash equivalents	**1,499,460**	1,485,223
	6,971,921	6,403,002
Total assets	**37,282,608**	36,573,556

41 BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY *(continued)*

Balance sheet of the Company *(continued)*

	Note	As at 31 December 2021	2020
EQUITY AND LIABILITIES			
Capital and reserves attributable to the Company's equity holders			
Share capital		**7,083,537**	7,083,537
Share premium	(a)	**11,564,462**	11,564,462
Other reserves	(a)	**3,288,655**	3,266,425
Retained earnings	(a)	**5,578,335**	6,474,359
Total equity		**27,514,989**	28,388,783
Liabilities			
Non-current liabilities			
Lease liabilities		**1,320,835**	1,315,693
Deferred income related to government grants		**781,563**	104,939
		2,102,398	1,420,632
Current liabilities			
Trade and bill payables		**3,083,929**	2,052,908
Contract liabilities		**112,406**	215,197
Payables for fixed assets and construction-in-progress		**2,776,708**	2,914,696
Dividends payable		**871**	874
Current portion of lease liabilities		**63,249**	61,880
Accruals and other payables		**1,624,517**	1,503,752
Other current liabilities		**3,541**	14,834
		7,665,221	6,764,141
Total liabilities		**9,767,619**	8,184,773
Total equity and liabilities		**37,282,608**	36,573,556

The balance sheet of the Company was approved by the Board of Directors on 30 March 2022 and was signed on its behalf.

Wu Yong
Director

Hu Lingling
Director

192–193

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

41 BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY *(continued)*

(a) Reserve movement of the Company:

	Share premium	Other reserves	Retained earnings
At 1 January 2020	11,564,462	3,266,425	7,375,835
Total comprehensive income	—	—	(476,464)
Loss for the year	—	—	(476,464)
Other comprehensive income	—	—	—
Special reserve — Safety Production Fund	—	—	—
Appropriation	—	281,277	(281,277)
Utilisation	(281,277)	281,277	
Appropriations from retained earnings	—	—	—
Transaction with owners:	—	—	(425,012)
Dividends relating to 2019	—	—	(425,012)
At 31 December 2020	11,564,462	3,266,425	6,474,359
At 1 January 2021	11,564,462	3,266,425	6,474,359
Total comprehensive income	—	—	(896,024)
Loss for the year	—	—	(896,024)
Other comprehensive income	—	—	—
Special reserve — Safety Production Fund	—	11,884	—
Appropriation	—	126,524	—
Utilisation	—	(114,640)	—
Appropriations from retained earnings	—	—	—
Equity dilution	—	10,346	—
At 31 December 2021	11,564,462	3,288,655	5,578,335

42 BENEFITS AND INTERESTS OF DIRECTORS

(a) Directors', supervisors' and senior executives' emoluments

For the year ended 31 December 2021

Emoluments paid or receivable in respect of a person's services as a director, whether of the Company or its subsidiary undertaking

Name	Fee *RMB'000*	Salary *RMB'000*	Discretionary bonuses *RMB'000*	Housing allowance *RMB'000*	Allowances and benefits in kind *RMB'000*	Employer's contribution to a retirement benefit scheme *RMB'000*	Remunerations paid or receivable in respect of accepting office as director *RMB'000*	Total *RMB'000*
Directors								
Wu, Yong	–	–	–	–	–	–	–	–
Guo, Xiangdong	–	74	5	11	3	13	–	106
Zhou, Shangde	–	290	22	40	10	51	–	413
Guo, Jiming	–	–	–	–	–	–	–	–
Wang, Bin *(i)*	–	–	–	–	–	–	–	–
Hu, Dan *(iii)*	–	–	–	–	–	–	–	–
Zhang, Zhe	–	–	–	–	–	–	–	–
Ma, Shiheng	139	–	–	–	–	–	–	139
Tang, Xiaofan	112	–	–	–	–	–	–	112
Qiu, Zilong	112	–	–	–	–	–	–	112
Supervisors								
Liu, Mengshu	–	–	–	–	–	–	–	–
Lei, Chunliang *(iv)*	–	–	–	–	–	–	–	–
Chen, Shaohong	–	–	–	–	–	–	–	–
Xiang, Lihua	–	–	–	–	–	–	–	–
Meng, Yong	–	–	–	–	–	–	–	–
Huang, Songli	–	249	17	34	6	37	–	343
Lin, Wensheng	–	285	22	37	14	57	–	415
Chief Executive								
Hu, Lingling *(iv)*	–	472	22	47	13	57	–	611
Senior Executives								
Luo, Jiancheng	–	346	22	45	10	49	–	472
Tang, Xiangdong	–	349	22	45	10	54	–	480
Luo, Xinpeng	–	340	22	45	13	54	–	474
Gong, Yuwen *(iv)*	–	341	22	45	12	54	–	474

(i) Resigned from the position in June 2021.

(ii) Appointed the position of senior executive in June 2021.

(iii) Appointed the position of director in June 2021.

(iv) Appointed the position of supervisors in June 2021.

194–195

GUANGSHEN RAILWAY 2021 ANNUAL REPORT

42 BENEFITS AND INTERESTS OF DIRECTORS *(continued)*

(a) Directors', supervisors' and senior executives' emoluments *(continued)*

For the year ended 31 December 2020

Emoluments paid or receivable in respect of a person's services as a director, whether of the Company or its subsidiary undertaking

Name	Fee *RMB'000*	Salary *RMB'000*	Discretionary bonuses *RMB'000*	Housing allowance *RMB'000*	Allowances and benefits in kind *RMB'000*	Employer's contribution to a retirement benefit scheme *RMB'000*	Remunerations paid or receivable in respect of accepting office as director *RMB'000*	Total *RMB'000*
Directors								
Wu, Yong	–	–	–	–	–	–	–	–
Guo, Ji'an *(i)*	–	–	–	–	–	–	–	–
Guo, Xiangdong *(ii)*	–	324	22	42	12	21	421	
Chen, Song *(i)*	56	–	–	–	–	–	–	56
Jia, Jianmin *(i)*	76	–	–	–	–	–	–	76
Wang, Yunting *(i)*	56	–	–	–	–	–	–	56
Guo, Jiming	–	–	–	–	–	–	–	–
Wang, Bin *(iii)*	–	–	–	–	–	–	–	–
Zhang, Zhe	–	–	–	–	–	–	–	–
Ma, Shiheng *(iii)*	79	–	–	–	–	–	–	79
Tang, Xiaofan *(iii)*	61	–	–	–	–	–	–	61
Qiu, Zilong *(iii)*	61	–	–	–	–	–	–	61
Supervisors								
Liu, Mengshu	–	–	–	–	–	–	–	–
Chen, Shaohong	–	–	–	–	–	–	–	–
Xiang, Lihua	–	–	–	–	–	–	–	–
Meng, Yong	–	–	–	–	–	–	–	–
Song, Min *(i)*	–	111	8	17	5	9	–	150
Zhou, Shangde	–	286	26	42	7	17	–	378
Lin, Wensheng *(iii)*	–	154	10	19	6	8	–	197
Chief Executive								
Hu, Lingling *(iv)*	–	419	20	42	12	19	–	512
Senior Executives								
Luo, Jiancheng	–	327	20	42	8	14	–	411
Tang, Xiangdong	–	288	22	42	47	17	–	416
Luo, Xinpeng	–	317	20	42	11	19	–	409
Gong, Yuwen *(iv)*	–	321	20	42	11	19	–	413

(i) Resigned from the position in June 2020

(ii) Appointed the position of senior executive in June 2020

(iii) Appointed the position of director in June 2020.

(iv) Appointed the position of senior executive in May 2020.

42 BENEFITS AND INTERESTS OF DIRECTORS *(continued)*

(a) Directors', supervisors' and senior executives' emoluments *(continued)*

During the year ended 31 December 2021, no director received any emolument from the Group as an inducement to join or leave the Group or compensation for loss of office; no directors and senior management waived or has agreed to waive any emoluments (2020: Nil).

(b) Director's retirement benefits

The retirement benefits paid to directors during the year end of 2021 by a defined contribution pension plan (basic endowment insurance and enterprise annuity) in respect of their services as directors of the Company and its subsidiaries are RMB64,000 (2020: RMB143,000) respectively. No other retirement benefits were paid to them in respect of their other services in connection with the management of the affairs of the Company or its subsidiary undertaking (2020: Nil).

(c) Directors' termination benefits

During the year ended 31 December 2021, no payments to the directors of the Company as compensation for the early termination of the appointment (2020: Nil).

(d) Consideration provided to third parties for making available directors' services

During the year ended 31 December 2021, the Company did not provide to third any party for making available director's services (2020: Nil).

(e) Information about loans, quasi-loans and other dealings in favour of directors, controlled bodies corporate by and connected entities with such directors

During the year ended 31 December 2021, no loans, quasi-loans or other dealings in favour of directors of the Company, controlled bodies corporate by and connected entities with such directors (2020: Nil).

(f) Directors' material interests in transactions, arrangements or contracts

Except the transactions with Guangzhou Railway Group as disclosed in note 40, no significant transactions, arrangements and contracts in relation to the Group's business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year (2020: Nil).

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